DANISCO

Commission File No. 82-3158

RECEIVED

2006 APR 10 P 1:24 April 3, 2006

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


06012355

SUPPL

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated February 3, 2006.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

PROCESSED

APR 11 2006

THOMSON FINANCIAL

4/10

DUSN001-05/02

Commission File No. 82-3158
Danisco A/S Submission
April 3, 2006

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**	X			X
1	2/6/2006	Nisin- a natural food preservative	X			X
2	2/9/2006	Danisco safeguards sugar activities for the future	X	X	Notice No.3/2006	X
3	2/13/2006	Danisco's Xylitol recognized in fighting tooth decay	X			X
4	2/19/2006	Danisco Cultures targets Asia with the launch of a new patent generation of freeze-dried yoghurt cultures with an ultra-fast fermentation speed	X			X
5	2/22/2006	Butter flavourings from Danisco	X			X
6	2/28/2006	Danisco hosts Capital Markets days	X			X
7	3/2/2006	Safe food says goodbye to alllergens	X			X
8	3/3/2006	Final adoption of new EU sugar regime and transitional measure	X	X	Notice No.4/2006	X
9	3/6/2006	Start planning for heart stress now, advises Danisco	X			X
10	3/8/2006	Trade secret lawsuit against Genencor dismissed.	X			X
11	3/8/2006	Danisco continues as sponsor of Tivoli	X			X
12	3/8/2006	Danisco ranks as the third most innovative company by Innovation Cup	X			X
13	3/13/2006	The Danisco website satisfies users needs	X			X
14	3/20/2006	Danisco increases production capacity of GRINDSTED® SOFT-N-SAFE	X			X

15	3/20/2006	9M results announced with continued growth in both Ingredients and Genencor	X	X	Notice No.5/2006	X
16	3/23/2006	Danisco Sweeteners to speak on sugar replacement in nutritional health bars	X			X
17	3/27/2006	Danisco Sweeteners to speak on sugar substitutes for reduced glycaemic confectionary	X			X
18	3/27/2006	Genencor International launches revolutionary enzyme technology for prion decontamination	X			X
19	3/30/2006	Sugar beets in good shape let go of the soil	X			X
20	3/31/2006	Danisco and City of Copenhagen win EU environmental awards of Denmark	X			X
Number	**Date**	**Title of Document**	**Press Release**	**Made Public under Danish law**	**Filed w/Copenhagen Sock Exchange**	**DXistribution to the Securities Holders**
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	2/9/2006	Danisco safeguards sugar activities for the future	X	X	Notice No.3/2006	X
2	3/3/2006	Final adoption of new EU sugar regime and transitional measure	X	X	Notice No.4/2006	X
3	3/20/2006	9M results announced with continued growth in both Ingredients and Genencor	X	X	Notice No.5/2006	X
C.		**SHAREHOLDERS INFO**				
1	2/6/2006	Nisin- a natural food preservative	X			X
2	2/9/2006	Danisco safeguards sugar activities for the future	X	X	Notice No.3/2006	X
3	2/13/2006	Danisco's Xylitol recognized in fighting tooth decay	X			X
4	2/19/2006	Danisco Cultures targets Asia with the launch of a new patent generation of freeze-dried yoghurt cultures with an ultra-fast fermentation speed	X			X

Number	Date	Title of Document	Press Release	Made Public under Danish law	Filed w/Copenhagen Sock Exchange	DXistribution to the Securities Holders
5	2/22/2006	Butter flavourings from Danisco	X			X
6	2/28/2006	Danisco hosts Capital Markets days	X			X
7	3/2/2006	Safe food says goodbye to alllergens	X			X
8	3/3/2006	Final adoption of new EU sugar regime and transitional measure	X	X	Notice No.4/2006	X
9	3/6/2006	Start planning for heart stress now, advises Danisco	X			X
10	3/8/2006	Trade secret lawsuit against Genencor dismissed.	X			X
11	3/8/2006	Danisco continues as sponsor of Tivoli	X			X
12	3/8/2006	Danisco ranks as the third most innovative company by Innovation Cup	X			X
13	3/13/2006	The Danisco website satisfies users needs	X			X
14	3/20/2006	9M results announced with continued growth in both Ingredients and Genencor	X	X	Notice No.5/2006	X
15	3/20/2006	Danisco increases production capacity of GRINDSTED® SOFT-N-SAFE	X			X
16	3/23/2006	Danisco Sweeteners to speak on sugar replacement in nutritional health bars	X			X
17	3/27/2006	Danisco Sweeteners to speak on sugar substitutes for reduced glycaemic confectionary	X			X
18	3/27/2006	Genencor International launches revolutionary enzyme technology for prion decontamination	X			X
19	3/30/2006	Sugar beets in good shape let go of the soil	X			X
20	3/31/2006	Danisco and City of Copenhagen win EU environmental awards of Denmark	X			X
21	N/A	Investor Relations : Calendar				X
22	N/A	Executive Board				X
23	N/A	Executive Committee				X
24	N/A	Sales& Marketing: Calendar				X

25	N/A	Vacant position:Biochemist/Chemist, Product Development				X
26	N/A	Vacant position: Microbiologist, Product Development				X
27	N/A	Vacant position: Food Technologist, Product Development				X
28	N/A	Vacant position: Internal Auditor to Systems Audit & IT Security re-advertised				X
29	N/A	Vacant position: Scientist, HPLC & NMR Laboratory				X
30	4/3/2006	Danisco Share Price	X			X



6 February 2006 - 16:35

Nisin - a natural food preservative

Nisin is a natural, toxicologically safe, antibacterial food preservative writes Joss Delves-Broughton, Innovation Manager, Antimicrobial Applications, Danisco, UK.

The suitability of nisin as a food preservative arises from the following characteristics: it is non-toxic, the producer strains of L. lactis are regarded as safe (food-grade); it is not used clinically; there is no apparent cross-resistance in bacteria that may effect antibiotic therapeutics; and it is quickly digested. Since 1953, nisin has been sold under the trade name of Nisaplin®.

Nisin exhibits antimicrobial activity towards a wide range of Gram positive bacteria, and is particularly effective against spores. It shows little or no activity against Gram negative bacteria, yeasts, and moulds.

Discover more in the attached feature article about nisin in relation to:

- Stability and solubility
- Dairy products
- Egg products
- Canned foods
- Seafoods
- Meat products

For further information, please contact:

Joss Delves-Broughton, Innovation Manager, tel. +44 1308 86 1515

The attached article appears with permission of Food Australia



Nisin as a food preservative:

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/businessupdate_58_en.htm

DANISCO

First you add knowledge...

9 February 2006 - 08:30

Danisco safeguards sugar activities for the future

Based on the new EU sugar regime and the ambition to continue to be one of the most profitable sugar producers in Europe, Danisco is planning a number of measures to safeguard its sugar activities for the future. These measures will contribute to realising the previously announced.earnings level for the sugar activities of DKK 600-750 million.

Read this release in Danish: Download the presentation: 

Notice no. 03/2006

On this basis, Danisco now starts negotiations with its employees about necessary efficiencies to help reinforce the competitiveness of the sugar business.

Effective on 1 July 2006, the conditions for both the sugar industry and the beet growers will change due to the EU's new sugar regime and new rules for EU sugar exports.

In the light of this development, Danisco is planning major efficiency improvements with the aim of safeguarding its position as a leading European sugar supplier.

As a consequence, Danisco now starts negotiations with its employees about a number of measures that are deemed necessary to reduce the impact of an expected earnings decline in the wake of the substantial reduction in the EU's sugar prices, and to adapt the factory structure to the new production and export conditions.

The measures include:

- closure of the sugar factory in Assens, Denmark, after the 2006 campaign
- closure of the sugar factory in Köpingebro, Sweden, after the 2006 campaign
- closure of the sugar factory in Salo, Finland, after the 2006 campaign
- sale of parts of the sugar quotas in Sweden and Finland
- purchase of extra quota for the sugar factory in Anklam, Germany
- optimisation of administrative functions in 2007

The efficiency measures will affect up to 350 employees and reduce Danisco's total production of quota sugar by around 100,000 tonnes.

Concentration of Danish sugar production

The Danish production of sugar has in recent years exceeded the EU quota by around 75,000 tonnes (C sugar), corresponding to around 20 per cent of Danisco's Danish EU quota.

Under the new conditions in the EU the possibility of exporting, and thus producing, C sugar to the current extent no longer exists, and with modest investments it will be possible to process the Danish sugar quota at two factories.

Based on a thorough analysis of the beet growing potential, we estimate that it will be possible to maintain sugar beet growing in Denmark at the present quota level. It is expected that some growers will cease growing sugar beet and that other growers with better growing conditions will take over their beet production.

Analyses of the beet growing conditions, the factories' potential for processing the total beet volume within a reasonable campaign period and the investment and maintenance levels have shown that it would be most expedient to close the sugar factory in Assens.

We therefore now enter into negotiations with our employees and the beet growers about closing the factory after the 2006 sugar campaign.

To ensure optimal customer service, we will continue some activities relating to our silos in Assens.

Concentration of limited Swedish quota production

In Sweden, the changed economic conditions and the discontinuation of C sugar production necessitate efficiency improvements by way of concentrating the production at one sugar factory. *At the same time, analyses of the beet growing* potential give reason to expect a sugar output just below the current Swedish quota of 368,000 tonnes of sugar. Against this background Danisco is planning to sell a small part of this quota to the European Commission under the EU's restructuring fund.

Seeing that Danisco's sugar factory in Örtofta at a modest investment will have capacity to process the expected beet volume, negotiations will now be initiated with the employees and the beet growers on the closure of the factory in Köpingebro after the 2006 campaign.

Difficult conditions for Finnish sugar production

In Finland, Danisco and Lännen Tehtaat, our co-shareholder in our Finnish subsidiary, *Sucros, have decided to carry through the campaign 2006 at both* factories in Salo and Säkylä. It is a prerequisite that it is possible to make an agreement with the beet growers and the Finnish government about the conditions for beet supplies.

We estimate that beet supplies as from 2007 will make basis for maintaining production at only one of the Finnish sugar factories, and Sucros plans to sell part of the Finnish quota to the European Commission.

Taking different aspects into consideration and also as a consequence of the existing shareholders' agreement between Danisco and Lännen, the Sucros Board has concluded that it will be most appropriate to continue the factory in Säkylä following a necessary streamlining. Therefore, we will now enter into negotiations with the employees in Salo and the beet growers about closing the factory after the coming sugar campaign.

Together with our co-shareholder we will continuously analyse the economic basis for the Finnish sugar industry – availability of beet and profitability of beet processing.

Production expansion in Germany

Danisco has obtained an attractive market position in Germany, which we intend to maintain.
To further strengthen production at the sugar factory in Anklam, Danisco is planning to buy additional quota for the factory, and we agree with the sugar beet growers in the region that the growing potential allows for this.

We are now working with the beet growers and the local politicians to find a solution that ensures a satisfactory basis for continued operations at our factory in Anklam.

No changes in Lithuanian operations

In Lithuania, Danisco intends to continue operations and maintain the production currently carried out at the factories in Panevezys and Kedainiai.

Administrative functions

All administrative functions in Danisco's sugar division will be reviewed and optimised with the aim of achieving further synergies across the organisation.

The plan is to transfer the current functions in the sugar division's Swedish office in Arlöv to other locations in Sweden and Denmark in the course of 2007.

Employee support measures

The planned efficiency improvements are estimated to imply staff cuts affecting up to 350 employees.

As has been the case at previous factory closures, Danisco will be working closely with the employees to establish measures to support those that will be affected. Focus will be on helping as many as possible to find new employment and the measures will be based on individual needs. We will set up job centres at the factories concerned to provide individual counselling and help matching the competencies and job preferences of the individual to vacant positions in and outside Danisco.

Financial implications

We have previously announced that - once fully implemented - the EU sugar reform will reduce the estimated earnings level to DKK 600-750 million a year. This estimate assumed that the increase in energy prices in the autumn of 2005 would be of a temporary nature. In case energy prices continue to remain at the current high level (USD 60-65 per barrel of oil), this will result in a downscaling of expectations for the stabilised earnings level to DKK 525-675 million.

The total effect of the planned efficiency improvements will be about DKK 300 million annually when fully implemented and will contribute to realising the earnings level announced. At the same time, some fluctuations in the earnings of the sugar division are to be expected during the transitional period due in part to the efficiency programme and in part to overall turbulence on the sugar market.

The structural adjustment to the new sugar regime is estimated to imply accounting write-down of fixed assets of around DKK 1 billion over the period. Quota sales after costs incurred are estimated to generate a positive cash flow effect of around DKK 0.5 billion. Thus, the restructuring is expected to imply net accumulated Special Costs over a number of years of approximately DKK 0.5 billion.

In addition to the above cash flow effect of around DKK 0.5 billion, a cash flow effect of around DKK 0.5 billion is expected from a reduction in working capital.

It should be pointed out that the final sugar regime, which has not yet been made public, and in particular the conditions and the possible quota reduction for 2006/07 may result in adjustments to Danisco's efficiency plans, which will also require regulatory approval in Sweden and Finland where Danisco is planning to sell quotas.

Still headed for leadership

Danisco's ambition is to be the preferred supplier on the Northern European sugar market. With the planned efficiency improvements, we are building the best possible basis for continuing our progress towards this goal.

Our strategy for the coming years is to maintain and enhance our market position while intensifying speciality product development and finding new markets for our already extensive product portfolio. Our development efforts will also focus on new applications for sugar and on utilising the sugar production sidestreams for making ingredients.

Mogens Granborg, Executive Vice President of Danisco A/S, says in a comment to the efficiency plans:

'I deeply regret that a number of our employees stand to lose their jobs on account of changes in the external circumstances for our business. However, the efficiencies we're planning are crucial to remain a frontrunner in the European sugar market and a workplace employing close to 2,000 people.

With the platform we're now forming and our product and technical knowledge we're very well poised indeed for the future competitive environment, but the new conditions in the EU will require continued adjustments and efficiencies of our business.'

Today, Danisco A/S' sugar activities are independent companies in all the countries except Denmark. To improve cohesion and further strengthen our profile and communication under the new market conditions, Danisco plans to join all sugar activities in one separate legal entity that remains 100 per cent owned by Danisco.

Alf Duch-Pedersen, CEO, Danisco A/S:
'Danisco sees the sugar business as a significant and strong cash flow-generating activity that for many years has been one of the most efficient operators in Europe. We see a basis for maintaining this position going forward and we will continue to invest in the development of the sugar business in line with the other product divisions.'

Yours faithfully

Alf Duch-Pedersen
CEO

Press conference / conference call

Investors, analysts and members of the press are invited to a press conference today 9 February at 2:30 pm (CET) about Danisco's announcement of efficiency plans for the sugar activities. The conference will be held at Danisco's headquarters, Langebrogade 1, DK-1001 Copenhagen K.

The conference may also be attended by phone by calling +353 1 439 0432.

The presentation will be held by CEO Alf Duch-Pedersen and Executive Vice President Mogens Granborg, Danisco A/S.

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: + 45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: + 45 3266 2588 / +45 4011 6695
Investor Relations, Danisco A/S, tel.: + 45 3266 291

Danisco links

- Danisco Sugar division
- Sugar and the EU

Appendix 1

Danisco's sugar production and number of employees in the sugar division

Total production 2005/06: **1,274,000** tonnes of sugar
Total EU quota: **1,142,000** tonnes of sugar

Denmark

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Nakskov	191,000	12,200	190 (+43)	421,000
Nykøbing	152,000	10,700	216 (+24)	
Assens	133,000	9,900	109 (+6)	

Sweden

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Örtofta	268,000	17,100	163 (+74)	368,000
Köpingebro	138,000	10,200	130 (+69)	

Finland

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Säkylä	90,000	7,300	54 (+44)	146,000
Salo	89,000	7,000	62 (+34)	

Germany

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Anklam	122,000	11,000	132 (+14)	125,000

Lithuania

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)

Kedainiai	44,000	3,200	196 (+108)	82,000
Panevézys	48,000	3,900	190 (+171)	

Refineries

Refinery	Sugar production 2005(tonnes)	Refining capacity(tonnes of raw sugar/24h)	Employees
Kantvik (Finland)	163,000	650	198
Arlöv (Sweden)	175,000	850	167

Number of employees in the sugar division's headquarters in Copenhagen, Denmark: **117**
Number of employees in the sugar division's office in Arlöv, Sweden: **115**

Appendix 2
The EU sugar reform

In November 2005 the Council of Ministers reached a compromise on the EU sugar reform with the following main points:

- reduction of the EU's price for sugar by 36%
- reduction of the EU's price for sugar beet by 39.5%
- compensation to sugar beet growers of 64% of loss of income (under a specific arrangement for Finland, beet growers are eligible for further national subsidy)
- a quota purchasing scheme giving sugar producers wishing to discontinue their sugar production access to sell their quota to the European Commission, which subsequently cancels the quota; the scheme is financed by a levy on sugar,
- a quota purchasing scheme giving sugar producers who have previously carried on C sugar production the possibility of buying a total sugar quota of up to 1.1 million tonnes
- ban on exporting C-sugar
- major restrictions in the EU's possibility of exporting quota sugar

The EU's coming sugar regime will take effect on 1 July 2006 and will be in force until 2014/15.

Read this release in Danish

Printed Friday, 17 March 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_189_en.htm

3.


DANISCO
First you add knowledge...


RECEIVED
2006 APR 10 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13 February 2006 - 14:30

Danisco's Xylitol recognised in fighting tooth decay

Xylitol, a naturally occurring sweetener produced by Danisco, is gaining ground in the USA with two new scientific publications in February, underlining its usefulness in fighting tooth decay.

Both the Journal of the American Dental Association and the Journal of Dental Research have recently highlighted the unique dental benefits of Xylitol:

Studies show that on an individual basis, as well as on a community level when utilised in public health caries prevention programs, Xylitol can significantly reduce the incidence of tooth decay, can reduce plaque and can inhibit the growth of caries causing bacteria.

Dr. Peter Milgrom, lead author of one of the new studies in the US and professor and director of the NIH sponsored Northwest/Alaska Center to Reduce Oral Health Disparities, said:

"The elegance of the application of xylitol is its simplicity and safety for use by individuals and in public health programs. Given the history of previous research worldwide and our own new findings in the US, xylitol is underused as a valuable dental public health tool."

For further information, please contact:

Europe & ROW
Nicholas Dunning, Business Director tel. + 44 1737 773732
Sarah Jane Carrick, Communications Manager tel. + 44 1737 773732

North America
Ross Craig, Product Manager tel. + 1 913 764 8100 x 2523

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/businessupdate_60_en.htm



DANISCO

First you add knowledge...

19 February 2006 - 23:21

Danisco Cultures targets Asia with the launch of a new patented generation of freeze-dried yoghurt cultures with an ultra-fast fermentation speed

After the opening of its new Regional Cultures Competency Centre in Singapore last October, Danisco Cultures continues to expand its offer for the Asian market with the launch of YO-MIX™ Real Quick freeze-dried cultures.

With a clear one-hour gain in fermentation time compared to standard yoghurt cultures, this new generation of YO-MIX™ cultures combines a significant improvement of fermentation performance to the benefits of the freeze-dried DVI format and the use of a patented new strain:

- They remain stable during 18 months at 4°C which eliminates the use of freezers and reduces the storage volume significantly;
- The new YO-MIX™ Real Quick freeze-dried cultures are easy to handle thanks to their DVI format;
- They make it possible to face production peaks linked to seasonality, unforecasted new orders or variations in manufacturing shifts and fermentation capacities limitations.
- The ultra-fast acidification properties of these cultures will allow dairy processors to produce extra volumes of product or shorten the incubating time;
- YO-MIX™ Real Quick cultures prove to be not only well adapted to yoghurt manufacturing processes but also offer a consistent quality and a differentiating organoleptic profile. Indeed, they include a patented strain* that brings unique textural properties to fermented milks.

"This new culture YOMIX 863 is robust and, even in formulation with sugar, there is no change in the speed of fermentation. In our assessment, the gain in speed is at least 15%, which gives additional throughput without investment", says Siew-Lii Bong, Danisco Cultures Regional Business Director (Asia Pacific).

Supported by our application specialists in our Culture Development Centre in Singapore, this new range of freeze-dried cultures is undoubtedly one of the quickest culture of the market."

* FR 2 852 604, pending PCT patent application WO 2004/085607

For further information, please contact:

Nathalie Brosse, tel: +33 1 56 60 47 26
Siew-Lii Bong, tel: +65 63 96 53 78

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/businessupdate_61_en.htm

5.


DANISCO
First you add knowledge...

22 February 2006 - 09:40

Butter flavourings from Danisco

Danisco ranks among the top ten flavour houses in the world and is, overall, the world's largest supplier of functional ingredients to the food industry.



Within our comprehensive flavour range, the specialist areas include fruit, vanilla, brown, dairy and savoury flavours.

Luxury butter for all tastes

Give low fat spreads, margarine and other food products the authentic taste of real butter with Danisco butter flavourings. Our creative expertise and application skills lie behind the several thousand butter flavourings in our range, covering the entire spectrum of taste preferences from smooth and creamy to mildly fermented.

Make the right choice

The expert assistance of our flavour application specialists ensures manufacturers select the right butter flavouring for their product.

To read more about our flavour range, see the Flavour section in Danisco.com.

For further information, please contact:

For the Asia-Pacific region, Autralia and New Zealand, please contact Ms. Irene Tan, tel: +65 6511 5600.

For other regions, please write to info.ingredients@danisco.com or contact your local sales office.

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/businessupdate_63_en.htm

6.


DANISCO
First you add knowledge...

28 February 2006 - 14:37

Danisco hosts Capital Markets days

Danisco invites investors, analysts and journalists to it's capital markets days at the Danisco Genencor facility in Palo Alto.

The two day programme held the 28-29 March 2006 at Danisco's Genencor failicy in Palo Alto, covers Danisco's enzyme and culture businesses including:

- Group strategy (by video-link) Alf Duch-Pedersen, CEO of Danisco
- The biotechnology platform Robert H Mayer, CEO of Danisco Genencor
- R&D and pipeline management Mike Arbige, Senior Vice President Technology Organisation of Danisco Genencor Scott D Power, Vice President Technology of Danisco Genencor
- Production/supply chain management Carole Cobb, Senior Vice President Supply Chain of Danisco Genencor
- Technical enzymes Thomas Pekich, Senior President of Danisco Genencor, President Technical Enzymes
- Detergents and household care Philippe Lavielle, Vice President Fabric and Household Care of Danisco Genencor
- Grain processing (including bioethanol) Brian Carter, Vice President Grain Processing of Danisco Genencor
- Bioethanol from cellulose material Jack Huttner, Vice President Commercial and Public Affairs of Danisco Genencor
- Textile and Industrial Specialities John Gell, Vice President Textiles and Industrial Specialities of Danisco Genencor

For further information, please contact:

Lise Kruse, by e-mail at lise.kruse@danisco.com or
Hans Gregersen, Investor Relations Manager, tel: +45 3266 2925

Download the invition in PDF format here:

Printed Friday, 17 March 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_190_en.htm

DANISCO

First you add knowledge...


RECEIVED
2006 APR 10 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2 March 2006 - 10:50

Safe food says goodbye to allergens

Danisco protects food and the consumer with a new range of allergen-free antimicrobials and protective cultures.

Food allergy sufferers are dependent on accurate labelling of processed foods if they are to avoid specific allergens in their diets. Now international labelling laws have been introduced to make their lives easier and safer.

Danisco has responded to this new legislation by taking steps to help manufacturers avoid allergens in their products altogether.

Within food protection, the company has determined to eliminate all food allergens and ingredients that may contain allergens from its range of antimicrobials and protective cultures.

"We started this process a few years ago by removing lactose from some of our TEXEL® Meat Cultures," says Stéphane Constant, Food Protection Business Director.

"We have now totally switched the production of Nisaplin® Natural Antimicrobial to media free of milk, soya, wheat and egg. Nor do we include any of the allergens listed in the new legislation in the production or formulation of these products.

Most TEXEL® Meat Maturation Cultures and HOLDBAC™ Protective Meat Cultures are now produced without allergens."

Non-dairy natural antimicrobial

The development of entirely non-dairy Nisaplin® Natural Antimicrobial has been achieved by replacing traditional foaming and scooping processes with modern, safer and more consistent micro-filtration and ultra-filtration technology at the Nisaplin® production plant.

In addition to enabling the full replacement of milk with sugar and non-allergenic protein sources, the new extraction process has optimised the plant's fermentation and extraction capacity and made it generally more environmentally friendly.

"Today, our non-dairy Nisaplin® is Kosher certified. We also aim to get ISO 14000 certification with full health, safety and environment clearance by the spring of this year," says Business Director Stéphane Constant.

Allergen-free food protection for meat

To develop a complete range of allergen-free starter cultures for meat fermentation and protection purposes, Danisco established a development project targeting the TEXEL® Meat Culture and HOLDBAC™ Protective Culture ranges.

The project team has developed new strain manufacturing, formulation and downstream processes and validated the resulting products in situ. Customers have also been involved in qualifying the final products.

"Our allergen-free TEXEL® Meat Maturation Culture and HOLDBAC™ Meat Protective Culture products are staggered for full implementation by this spring - but currently we have more than 11 strains and 39 products that are fully allergen free.

Other benefits of our newly developed processes are higher yield in terms of cell density and improved nitrate reductase activities," says Business Director Stéphane Constant.

The road ahead

Work continues to optimise Danisco's allergen-free food protection solutions and allow manufacturers to concentrate on what they are best at: the production of consistently appealing food and beverage products.

As every manufacturer knows, product recalls due to incorrect labelling are an expensive burden. Danisco is lightening the load.

For more information, please contact:

Stéphane Constant, Food Protection Business Director, Tel.: +33 (1) 56 604780
Carl Johan Corneliussen, Media Relations Manager, Tel.: +45 32 66 29 26

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/businessupdate_62_en.htm

EXECUTIVE BOARD


RECEIVED
2006 APR 10 P 1:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DANISCO 8.

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 4/2006

3 March 2006

Final adoption of new EU sugar regime and transitional measures

Danisco issued a stock exchange notice on 9 February 2006 about the expected new EU sugar regime, in which we outlined the planned efficiencies to safeguard the sugar business for the future, in particular to help ensure the future stabilised earnings level of DKK 525-675 million calculated at today's energy prices.

Danisco is currently negotiating with the employees at the workplaces that are planned to be closed as part of the efficiencies. The negotiations with the beet growers about the future inter-professional agreements are also progressing well, however with the talks in Finland being very complicated.

The final text of the EU sugar regime does not give rise to any changes in the efficiency plans we have presented.

As a step in the transitional measures, the European Commission has proposed a temporary reduction of around 2.5 million tonnes in the EU's quota sugar production in the coming sugar campaign 2006/07 to remove the large sugar surplus in the market. Danisco's share is around 160,000 tonnes for all Danisco's sugar producing countries.

Executive Vice President, Mogens Granborg, says:

'The Commission has made a positive move to normalise the sugar market situation in the EU faster, even if it means a lower quota production for sale in the next financial year.'

Although the reduction is bigger than expected, the financial implications will not cause a change in the expectations for the underlying operations as stated above.



However, the European Commission has also decided to charge a restructuring levy on the full quota for 2006/07 even though with the quota reduction we are in reality prevented from selling the full quota production. This levy must be considered a sort of special one-off levy intended to promote faster quota sales. The one-off levy will have a negative impact on the 2006/07 results of around DKK 100 million before any positive dynamic effects.

Expectations for the 2006/07 financial year will be announced in connection with the announcement of the annual results for 2005/06 on 20 June 2006.

Yours faithfully

Mogens Granborg
Executive Vice President

For further information, please contact:
Mogens Granborg, Executive Vice President, Danisco A/S, tel.: + 45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: + 45 3266 2588 / +45 4011 6695
Investor Relations, Danisco A/S, tel.: + 45 3266 2912
Media Relations, Danisco A/S, tel.: +45 3266 2913

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.



DANISCO

First you add knowledge...

6 March 2006 - 22:41

Start planning for heat stress now, advises Danisco

Though the hot summer months in many countries may seem some time away, Danisco Animal Nutrition is advising poultry producers to start planning their management and nutritional strategies now in order to minimise the negative effects of heat stress on poultry performance.

Traditionally, producers rely on environmental control systems or introduce dietary electrolyte supplements to try to minimise the negative effects of heat stress.

However, many now recognise the value of also supplementing diets with Betafin®, (Danisco Animal Nutrition), a form of natural betaine extracted from sugar beet and highly purified using patented chromatographic separation techniques.

"Dehydration due to chronic heat stress often causes variation in the growth and feed conversion of poultry and in more acute situations results in increased mortality," states Dr Gary Partridge, the company's Technical Services Director.

"Our form of betaine has very potent osmolytic properties, which helps the bird to maintain the correct cellular water balance. Dehydration is reduced, resulting in more uniform growth, particularly when the bird is exposed to fluctuating heat stress conditions."

A trial conducted at the Oklahoma State University, USA, showed that Danisco's highly potent betaine increased water retention in heat-stressed broilers exposed to temperatures up to 35°C by 14%.

Eight trials in the US, Europe, Middle East and Asia also demonstrated the high value of betaine in greatly reducing the negative effects of heat stress in poultry. Betafin produced more consistent bird performance and improved feed conversion by an average of approximately 6%.

The economic benefits for the broiler producer are considerable. Feed costs vary significantly throughout the world, from approximately $145/tonne in the US and $205/tonne in France to $275/tonne in Thailand. Based on these figures, this highly potent form of betaine can reduce feed costs by around $9 -$17 per tonne.

"Including betaine in poultry diets undoubtedly offers significant benefits in terms of maintaining bird performance under high ambient temperatures and in other situations where water balance is disturbed, such as chronic disease challenge. Betaine can therefore perform a vital role as part of an overall strategy to minimise the adverse effects of environmental stress," Dr Partridge concludes.

For further information, please contact:

Andrea Barletta Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777 or Email: andrea.barletta@danisco.com

Julian Cooksley Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022 or Email:julian.cooksley@kendallscom.co.uk

NOTES FOR EDITORS

A photograph of Dr Gary Partridge is available from
julian.cooksley@kendallscom.co.uk

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/business_update_63_en.htm

10.


DANISCO
First you add knowledge...

8 March 2006 - 17:00

Trade secret lawsuit against Genencor dismissed

Lawsuit focused on technology related to granular starch hydrolyzing enzymes for the ethanol industry.

Genencor International, Inc. announced today that The Broin Companies have dismissed a misappropriation of trade secrets lawsuit against the company.

Both companies have agreed not to disclose details pertaining to the dismissal.

"Genencor has a 20-plus year reputation for operating as a responsible company based on positive partnerships with customers.

This is the foundation of our business and we will continue to conduct ourselves in an ethical manner," said Thomas J. Pekich, president of Genencor.

"We are very pleased that The Broin Companies agreed to dismiss this lawsuit," said Brian Carter, vice president of Grain Processing for Genencor.

"We have had a sterling record of cooperation with our customers over the years and now we can further focus our efforts to make available our granular starch hydrolyzing enzyme technology for the fuel ethanol industry."

For further information, please contact:

Angela Blackwell, Communications Manager tel. +1 585 256 5200

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/pressrelease_346_en.htm

11.


DANISCO
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RECEIVED
2006 APR 10 P 1:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 March 2006 - 13:00

Danisco continues as sponsor of Tivoli

Danisco has just signed an agreement with Tivoli to continue the partnership.

For the next three years, Danisco will be main sponsor of classical music in the newly refurbished Concert Hall.

Tivoli opens on 12 April this year with Nikolaj Koppel as new Music Director for Tivoli. The season will see his innovative style reflected in an exiting and versatile programme to suit the curious visitor.

This year alone, Tivoli Concert Hall will be featuring stars like violinist Anne-Sophie Mutter, brilliant pianist Ivo Pogorelich and pop diva Lisa Nilsson. Children's entertainers Martin and Ketil will also be giving several concerts.

'For Danisco it's a great pleasure to be sponsoring Tivoli Concert Hall. We're a global company with a global focus and we would like to help bringing music and artists from around the world to the Danes at the same time as putting Tivoli on the map as an international concert hall and venue for outstanding events', says Alf Duch-Pedersen, CEO of Danisco.

Tivoli Concert Hall reopened in November 2005 after a DKK 125 million renovation.

It is not the first time Danisco partners with the Concert Hall. In 1997, Danisco also sponsored classical music in the Concert Hall and most recently Tivoli's Pantomime Theatre up until 2005.

For further information, please contact:

Carl Corneliussen, Media Relations Manager, Danisco A/S, tel. +45 32 66 29 26


Read this release in Danish

Printed Tuesday, 28 March 2006 from
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12.




RECEIVED
2006 APR 10 P 1:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 March 2006 - 16:56

Danisco ranks as the third most innovative company by Innovation Cup.

"The winner of the capital's regional Innovation Cup 2006 was made public today at a conference at Copenhagen's town hall."

"Each participant in the Innovation Cup is measured on their ability to create good frameworks for innovation, drive innovation processes efficiently and produce results in the form of development and earnings."

Read the full article in Danish only at the Innovation Cup website:

http://www.innovationcup.dk/
The full article in Danish

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/business_update_64_en.htm

13.


DANISCO
First you add knowledge...

13 March 2006 - 09:27

The Danisco website satisfies users needs

Danisco.com meets and surpasses our target groups' expectations.

An evaluation survey conducted between 16 December 2005 and 15 January 2006 of the revised Danisco.com website indicates that web users and business customers are getting what they want from www.danisco.com.

In the online survey, a total of 1158 persons participated responding to questions based on the original redesign criteria including the support of Danisco's one-stop-supplier strategy and receiver-oriented web communication.

Highlights

Respondents registered an appreciation for the design, find it consistent and that the front page clearly signals Danisco operates in ingredients.

Business customers are an international user group and their answers, in addition to the answers from Danisco's own sales staff, show that the website plays a pivotal role for both existing and potential customers.

Communication consultants, MEGAFON and Bysted evaluated the results as being: "viewed very favourably by the various stakeholders.

The results are particularly notable when taking into consideration how complex a task the website is undertaking in addressing a wide range of target groups with very different demands."

The results prove that Danisco's redesign strategy has successfully addressed a wide range of target groups with different demands from a website.

For further information, please contact:

Nicholas Laws, tel. + 45 32 66 29 40

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/pressrelease_347_en.htm

14.


DANISCO
First you add knowledge...

20 March 2006 - 11:30

Danisco increases production capacity of GRINDSTED® SOFT-N-SAFE

As expected Danisco has seen great customer interest in GRINDSTED® SOFT-N-SAFE and has therefore decided to invest DKK 35 million to increase production capacity by 5,000 tonnes annually.

The plasticiser, a 1:1 replacement of phthalates with no hormone-disrupting effects, has proven commercially viable in that Danisco has received many small orders and recently landed its first major contract.

A wide array of customers ranging from producers of food packaging, toys, medical equipment and vinyl flooring have shown interest in the product.

Capacity will be expanded at Danisco's plant in Grindsted, Denmark, where the production of GRINDSTED® SOFT-N-SAFE is concentrated.

Danisco maintains its forecast of sales in the DKK three-digit million range within the next 2-4 years. A 1% market share of the existing phthalate market would generate sales of at least DKK 500 million.

For further information, please contact:

Torben Svejgård, Chief Operating Officer, tel.: +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2926, mobile +45 2615 2127


Read the full release in Danish here

Printed Monday, 20 March 2006 from
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15


RECEIVED
APR 10 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


DANISCO
First you add knowledge...

20 March 2006 - 11:50

9M results announced with continued growth in both Ingredients and Genencor

Danisco maintains a strong cash flow from operations as well as the overall expectations for 2005/06.

Notice no.5/2006

However, operating profit in Ingredients has been downscaled due to the rising energy and raw material prices and the resulting increase in the pressure on margins in Q3.

Organic growth was 5% in Ingredients and 8% in Genencor year-to-date. Danisco is estimated as a minimum to have maintained its market position.

The integration of Genencor is progressing as expected. With the restructurings announced in Sugar, the division has a strong platform to reduce the impact of the EU sugar reform.

For further information, please contact:

Hans Gregersen, Investor Relations Manager, tel. +45 3266 2912
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2913

Read the full release in Danish here

Read the full release in English here

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_192_en.htm

DANISCO

First you add knowledge...



20 March 2006

Announcement of Results for 9M 2005/06

(1 May 2005 – 31 January 2006)

Contents

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10 000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Executive Board



First you add knowledge...

Notice no. 05/2006

Announcement of Results for 9M 2005/06
1 May 2005 – 31 January 2006
(Unaudited)

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 March 2006

Continued growth in both Ingredients and Genencor

Danisco maintains a strong cash flow from operations as well as the overall expectations for 2005/06. However, operating profit in Ingredients has been downscaled due to the rising energy and raw material prices and the resulting increase in the pressure on margins in Q3. Organic growth was 5% in Ingredients and 8% in Genencor year-to-date. Danisco is estimated as a minimum to have maintained its market position. The integration of Genencor is progressing as expected. With the restructurings announced in Sugar, the division has a strong platform to reduce the impact of the EU sugar reform.

9M results 2005/06

- **Revenue** grew by DKK 2.6 billion or 20% to DKK 15.6 billion of which Genencor represented DKK 1.9 billion and Ingredients DKK 0.7 billion.
- **EBITDA before special items** rose 9% to DKK 2,467 million, equivalent to an EBITDA margin of 15.8%. Adjusted for share-based payments EBITDA rose 13% to DKK 2,615 million, equivalent to an EBITDA margin of 16.8%.
- **EBIT before special items** rose 2% to DKK 1,593 million, equivalent to an EBIT margin of 10.2%. Adjusted for share-based payments EBIT rose 7% to DKK 1,741 million, equivalent to an EBIT margin of 11.2%.
- **Consolidated profit** fell 25% to DKK 726 million as expected. The lower profit may be ascribed to the consolidation of Genencor including special items and to share-based payments.

Outlook for 2005/06

- **Revenue** is forecast at around DKK 21 billion against previously in the range of DKK 20.5-22.0 billion.
- **EBITDA before special items and share-based payments** is expected around DKK 3.5 billion against previously in the range of DKK 3.6-3.8 billion.
- **EBIT before special items and share-based payments** is expected in the range of DKK 2.3-2.4 billion against previously DKK 2.3-2.5 billion.
- **Special items** are expected to amount to an unchanged net expense of DKK 250-300 million before the announced consequences of the EU sugar reform.
- **Consolidated profit before share-based payments and after special items** is expected to be unchanged in the range of DKK 1.2-1.3 billion before the announced consequences of the EU sugar reform.

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q3 2004/05	**Q3 2005/06**	YTD 2004/05	**YTD 2005/06**
Income statement in DKK million					
Continuing operations					
Revenue		4,375	5,182	12,980	15,573
EBITDA before special items		682	738	2,254	2,467
Operating profit before special items (EBIT)		450	446	1,561	1,593
Special items		(40)	(70)	(39)	(221)
Operating profit		410	376	1,522	1,372
Financials, net		(72)	(129)	(178)	(354)
Profit before tax		338	247	1,344	1,018
Profit from continuing operations		238	176	965	737
Profit from discontinued operations		-	5	-	(11)
Profit		238	181	965	726
Profit attributable to equity holders of the parent		217	169	928	706
Operating profit before special items (EBIT)					
Ingredients		282	338	1,000	1,208
Sugar		249	235	778	654
Share-based payments		(29)	(84)	(65)	(148)
Unallocated, other		(52)	(43)	(152)	(121)
Total		**450**	**446**	**1,561**	**1,593**
Cash flows in DKK million					
Cash flow from operating activities		(1,253)	(844)	643	1,711
Cash flow from investing activities		(32)	(330)	(2,714)	(1,023)
Cash flow after investments		**(1,285)**	**(1,174)**	**(2,071)**	**688**
Financial ratios *					
Diluted average number of shares	'000	49,970	49,348	49,895	49,384
Diluted earnings per share (DEPS)	DKK	4.33	3.42	18.59	14.29
Diluted earnings per share before special items and discontinued operations	DKK	4.90	4.24	19.16	16.96
Diluted cash flow per share	DKK	(25.08)	(17.10)	12.89	34.65
Diluted number of shares at period-end	'000			49,872	49,308
Diluted book value per share (BVPS)	DKK			239	259
Market price per share	DKK			338	465

	31 January 2005	30 April 2005	**31 January 2006**
Balance sheet in DKK million			
Assets	29,006	32,831	33,632
Equity attributable to equity holders of the parent	11,908	12,084	12,776
Equity	12,200	12,417	13,063
Interest-bearing debt, net	10,683	13,847	13,879
Invested capital	22,135	27,540	28,060

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group Financials

Income statement

Stable growth trend

Danisco reported revenue of DKK 15,573 million year-to-date, which corresponds to revenue growth of 20%, mainly driven by Ingredients. Sugar (37% of group revenue) grew 1% in the period while Ingredients (63% of group revenue) grew 35%. Growth in Ingredients can be broken down into 5% organic growth, 26% acquisition growth and 4% currency translation effect

Gross profit rose 25% to DKK 5,246 million year-to-date, representing a gross margin of 33.7% versus 32.5% in the same period last year. This positive trend has to some extent been driven by the consolidation of Genencor.

EBITDA grew 13% in spite of rising energy and raw material prices

EBITDA before special items and share-based payments grew 13% to DKK 2,615 million year-to-date, which represents progress in Ingredients mainly from the consolidation of Genencor and the expected setback in Sugar. Including share-based payments EBITDA grew 9% to DKK 2,467 million. The EBITDA margin was 16.8% against 17.9% in the year-prior period. The margin decline may be ascribed to the performance in Sugar and rising energy and raw material costs in Ingredients, which have not yet been fully offset through price increases. The Ingredients business was also impacted by rising R&D spending.

EBIT rose 7%

EBIT before special items and share-based payments rose 7% year-to-date to DKK 1,741 million against the same period last year. This represents an EBIT margin of 11.2% versus 12.5% last year. Including share-based payments EBIT rose 2% to DKK 1,593 million.

Share-based payments year-to-date came to DKK 148 million of which DKK 84 million was expensed in Q3, DKK 9 million in Q2 and DKK 55 million in Q1. The large increase in Q3 can be attributed to the DKK 70 share price increase to DKK 465 at 31 January.

Special items came to a net expense of DKK 221 million of which DKK 70 million was expensed in Q3. This essentially relates to restructuring in Ingredients.

Net interest expenditure etc. amounted to DKK 354 million against DKK 215 million in the same period last year. The increase mainly relates to the acquisition of Genencor.

Taxes came to DKK 281 million, a tax rate of 27.6% compared with 28.2% in the year-prior period. However, special items for Q1 included tax-free income of DKK 60 million.

Consolidated profit fell 25% to DKK 726 million as expected

Consolidated profit fell 25% to DKK 726 million year-to-date as expected, mainly deriving from the consolidation of Genencor including special items and the increase in share-based payments.

Cash flow statement

Continued strong operating cash flow

Cash flows from operations continued the strong trend, growing 166% to DKK 1,711 million, chiefly attributable to working capital improvement. Sugar was the main contributor due to reductions in both receivables and inventories.

Investments grew 63% to DKK 858 million, chiefly deriving from Ingredients with investments in new plants in the original Ingredients business and in Genencor. DKK 165 million has been paid for acquisitions year-to-date, relating to the final takeover of Genencor.

Balance sheet

Invested capital increased by DKK 5.9 billion on the same period last year, relating mainly to the Genencor acquisition. The DKK 0.5 billion increase since 1 May is chiefly related to exchange rate adjustments.

Equity grew by DKK 646 million net after dividend payments totalling DKK 402 million. The gross increase of around DKK 1 billion was mainly generated by earnings (70%) and exchange rate adjustments (30%).

Ingredients

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Texturant products	1,049	1,181	3,197	3,598	13	13
Speciality products	953	1,696	2,976	5,080	78	71
Sweeteners	357	400	1,144	1,221	12	7
Group eliminations	3	5	3	12	.	.
Revenue	**2,362**	**3,282**	**7,320**	**9,911**	39	35
EBITDA	**407**	**526**	**1,372**	**1,771**	29	29
EBITDA margin %	17.2	16.0	18.7	17.9	.	.
EBIT	**282**	**338**	**1,000**	**1,208**	20	21
EBIT margin %	11.9	10.3	13.7	12.2	.	.

Ingredients and Genencor reported 5% and 8% organic growth year-to-date, as minimum maintaining their global market position. Ingredients experienced a certain margin pressure, as it has not been possible to fully offset the rising energy and raw material prices. The integration of Genencor is progressing as expected.

9M results 2005/06

Growth trend maintained

Ingredients including Genencor recorded 35% revenue growth year-to-date with 5% organic growth, 4% currency translation and 26% from acquisitions – Genencor and RFI (the latter only consolidated for 11 months in 2004/05). In terms of products, texturant products and sweeteners continued to record the strongest growth in both Q3 and year-to-date. North and Latin America as well as Asia-Pacific were the primary growth drivers, while Europe fluctuated a great deal.

Genencor maintains market share as a minimum

Genencor added revenue of around DKK 1.9 billion, representing 9% organic growth in Q3 and 8% year-to-date (Genencor's entire revenue is shown under acquisitions).

EBITDA grew 29% to DKK 1,771 million, representing an EBITDA margin of 17.9% against 18.7% in the same period last year. Genencor recorded EBITDA of DKK 375 million, equivalent to an EBITDA margin of 19.9%. The EBITDA margin for Ingredients year-to-date excluding Genencor is 17.4% versus 18.7% in the same period last year.

EBIT margin affected by structural matters and rising energy and raw material prices

EBIT grew 21% to DKK 1,208 million year-to-date, representing an EBIT margin of 12.2% compared with 13.7% in the same period last year. Genencor recorded EBIT of DKK 225 million, equivalent to an EBIT margin of 11.9%. The margin decline of 1.5 percentage points for Ingredients can be broken down into the following elements:

- Increased R&D spending in enzymes: 0.6%
- Rising energy and raw material costs and other matters: 0.6%
- Consolidation of Genencor: 0.3%

Restructuring of the European logistics function

Progressing as expected

The logistics restructuring was started in Grindsted and will now be implemented throughout the European organisation. So far the project is progressing according to plan, and the earlier announced cost efficiencies of DKK 30-40 million and inventory reduction of DKK 100 million will be effected in the 2006/07 financial year.

Product areas

Robust growth to date

Texturant products (Organic growth: Q3 5% and YTD 7%)
Texturant products cover three divisions - Emulsifiers, Textural Ingredients and Functional Systems, representing 37% of the ingredients business. All three divisions contributed to the strong revenue performance year-to-date. The slightly lower growth in Q3 can mainly be attributed to weak markets in parts of Western Europe and Rest of World.

Dairy, ice-cream along with fruit and jam were the strongest growth segments within applications, while margarine and oils had difficult trading conditions.

The first major commercial contract for GRINDSTED® SOFT-N-SAFE has been obtained, which is an important milestone showing that the product also in practice works well as an excellent alternative to the existing plasticisers. As a consequence, we have decided to invest in more capacity and are planning to have it on stream in about one year.

Speciality products (Organic growth: Q3 3% and YTD 2%)
Speciality products cover five divisions – Flavours, Specialities (food enzymes etc.), Cultures, Animal Nutrition (feed enzymes etc.) and Genencor (technical enzymes), representing 51% of the ingredients business.

- Flavours: The division recorded modest organic growth in Q3, and the extensive rationalisations through the last two years have resulted in a stabilised operating margin. However, these rationalisation measures will not be completed until some time in the next financial year. Year-to-date, the division has recorded a slight, negative organic growth rate.

- Cultures: The RFI acquisition continued to develop excellently, recording strong organic growth again in Q3. This has called for new investments in production plant and product development.

- Enzymes: The three main enzyme segments – technical, food and feed – continued the strong growth trend, in particular Genencor, recording 9% organic growth in Q3 and 8% year-to-date.

Structure of enzyme business

Genencor and the enzyme business
Danisco will be hosting two capital market days in Palo Alto, California on 28-29 March with focus on the biotechnology platform, i.e. enzymes and cultures.

Danisco's enzyme business has been joined under Speciality Products but is now divided into independent divisional areas.

- Genencor: Production and coordination of R&D, and sale of technical enzymes
- Specialities: Sale of food enzymes
- Animal Nutrition: Sale of feed enzymes

This is to ensure optimal utilisation of Danisco's strengths within customers, distribution and application know-how.

The Genencor acquisition is progressing according to the integration and restructuring plans laid down. The target is still delivering results that correspond to the capital cost of 7.5% after tax in the course of a three-year period. However, as earlier indicated, this may be impacted by risk factors such as timing of R&D and product introductions and the competitive situation.

Financial targets for Genencor

Based on the requirement for return on capital as stated above the following financial targets have been determined for Genencor:

- Revenue: Average 5-10% annual growth over an estimated R&D cycle of 5-7 years

- EBIT margin of 15-20%

The target for the EBIT margin may be deviated from for a certain period of time if attractive R&D projects require funding, but which can be fully offset by an attractive revenue and earnings potential.

Sweeteners (Organic growth: Q3 9% and YTD 6%)

Continued solid growth, but margin pressure from volatile raw material supplies

Sweeteners chiefly comprise two product areas: Xylitol (natural sweetener) and Litesse® (fibres), which together represent 12% of the Ingredients business.

The largest product area, Xylitol, reported accelerated revenue growth in Q3 with 9% organic growth, mainly driven by Eastern Europe, Latin America and Asia-Pacific.

Overall, the revenue trend has a strong foundation, but the division continues to face major challenges from volatile raw material supplies, including prices.

Geographic markets

Europe (Organic growth: Q3 4% and YTD 2%)

Fluctuating growth year-to-date

Europe represents 40% of revenue and is highly significant for the development in Ingredients. The organic growth rate has fluctuated during the year, up 3% in Q1, down 3% in Q2 and up 4% in Q3, resulting in 2% growth year-to-date. The uneven performance can mainly be attributed to Western Europe. Eastern Europe maintained double-digit growth in both Q3 and year-to-date, with special emphasis on Russia. Danisco is estimated at least to have maintained its market share during the period, which testifies to a similar market development. The food market in Western Europe is estimated to be under pressure and improved product development efforts are necessary along with positive trading conditions to ensure a stronger positive market development.

For the year to date, texturant products, sweeteners and cultures were the main growth drivers, while flavours as stated earlier recorded negative growth, if less negative than before. The strongest application areas were beverages, dairy and ice-cream.

North America (Organic growth: Q3 1% and YTD 5%)

Growth setback in Q3

Against strong organic growth of 7% in H1, growth fell to 1% in Q3. This is not taken as a weakened market position. The region is Danisco's second largest, representing 29% of revenue.

The best performing product areas year-to-date were texturant products, animal nutrition and cultures, whereas flavours performed adversely. Bakery and beverages were the strongest segments in Q3.

Latin America (Organic growth: Q3 14% and YTD 13%)

The region represents 9% of revenue and has generated stable organic growth year-to-date. Performance in the region is broadly based across the product range with cultures, food enzymes and sweeteners among the strongest product areas.

Asia-Pacific (Organic growth: Q3 10% and YTD 10%)

Stable growth in Asia

The region represents 17% of revenue and has maintained a stable growth rate of around 10% year-to-date, continuing the positive trend. Performance is based on a broad range of the entire product portfolio with a few exceptions, such as flavours.

The beverage segment in particular performed strongly in Q3.

Innovation and venture

Danisco has decided to consolidate the R&D activities within food safety in Brabrand, Denmark, to where the activities in Beaminster, UK, will be transferred. Also, parts of the activities in this area will be transferred from the factory in Niebüll, Germany.

New culture products to prevent undesired bacteria in food products have been launched and well received by the market.

Two new baking enzymes have been launched year-to-date and are already selling. Further product launches are expected in this area in the next 6-12 months.

Sugar

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Revenue	**2,068**	**1,956**	**5,795**	**5,847**	(5)	1
EBITDA	**353**	**334**	**1,087**	**953**	(5)	(12)
EBITDA margin %	17.1	17.1	18.8	16.3	.	.
EBIT	**249**	**235**	**778**	**654**	(6)	(16)
EBIT margin %	12.0	12.0	13.4	11.2	.	.

The performance year-to-date was in line with expectations when adjusted for the rising energy costs that were reported in the Q1 results announcement. Danisco announced a restructuring plan on 9 February regarding the new EU sugar reform.

9M results 2005/06

Sugar achieved revenue growth of 1% year-to-date to DKK 5,847 million (negative by 5% in Q3), which is in line with expectations. The European sugar industry continues to be subject to intensified competition in the run-up to the sugar reform and the WTO decision banning exports of C sugar. As indicated earlier this has meant rising prices for export licenses.

EBIT developed as expected

EBIT of DKK 654 million year-to-date was as expected, representing an EBIT margin of 11.2% against 13.4% in the same period last year. The negative margin performance is chiefly related to rising prices for export licenses, market turbulence and to a lesser extent rising energy costs. The rising world market prices for sugar only had a small positive effect due to the generally low earnings from exports of C sugar.

Strong cash flow

Cash flows in Sugar continued to be very strong as a result of payment of receivables from the EU and ongoing inventory reductions.

Production for 2005/06 developed as expected

Satisfactory sugar campaign

The sugar campaign ended at the turn of the year, yielding a total output of 1.275 million tonnes against 1.242 million tonnes the year before. This fulfilled the earlier announced expectations, and the production progress was completed satisfactorily.

Restructuring plan announced ahead of the EU sugar reform

Danisco announced a restructuring plan for the sugar business on 9 February in preparation of the EU sugar reform and the WTO decision banning exports of C sugar to be effective as of 22 May 2006. Danisco has initiated negotiations with the relevant parties such as government authorities, agricultural organisations and employees. The plan includes:

- Closing down factory in Assens, Denmark
- Closing down factory in Köpingebro, Sweden
- Closing down factory in Salo, Finland
- Total quota sale of 0.1 million tonnes after quota purchase in Germany
- Rationalisation of the administrative functions in Denmark and Sweden
- Staff cuts of around 350 employees

Negative results impact from restructuring but positive cash flow

The closures will generate a writedown of around DKK 1 billion over the implementation period, offset by net income from quota sales of around DKK 0.5 billion. The resulting net expense of DKK 0.5 billion will be expensed under special items. The cash flow effect is positive, as quota sales will release around DKK 0.5 billion, and working capital will be reduced by DKK 0.5 billion, which means a total release of around DKK 1 billion in the course of the next two or three years.

Unchanged EBIT expectation

When the sugar reform is fully implemented, Sugar expects to maintain EBIT of DKK 525-675 million at the current oil price of around USD 65. Danisco estimates that a change of USD 20 per barrel will have an effect of around DKK 100 million.

The EU has decided to implement an extraordinary quota reduction of 14% for the 2006/07 campaign in order to reduce the existing surplus stocks in the EU. The reduction is not the same for all countries, and Danisco's reduction totals 16%, or 0.16 million tonnes. Danisco supports this step as the best method to restore balance in the European sugar market quickly. However, it was a surprising move that the EU also announced that the restructuring levy will continue to be charged on the full sugar quota, which means an extra expense of around DKK 100 million before any dynamic effects. This change in expectations for 2006/07 was announced in Stock Exchange Notice no. 04 of 3 March 2006. It is important to emphasise that this does not change the long-term earnings expectations for the business area.

Outlook for 2005/06

Danisco maintains expectations for consolidated profit for the financial year 2005/06 of DKK 1.2-1.3 billion. However, the rising energy and raw material prices have caused a downscaling of operating profit expectations for Ingredients, as it has taken longer than expected to implement compensating price increases.

Revenue
Revenue is now expected to be around DKK 21 billion against previously in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Revenue in Ingredients is now expected in the range of DKK 13.0-13.5 billion against previously DKK 12.5-13.5 billion (DKK 9.9 billion). Expectations for Genencor are maintained unchanged at around DKK 2.4 billion. Revenue in Sugar is expected at around DKK 8 billion against previously in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is forecast at around DKK 3.5 billion against previously in the range of DKK 3.6-3.8 billion (DKK 3,168 million). The change has been made because it has taken longer than expected to implement compensating price increases to offset the rising energy and raw material prices in Ingredients.

EBITDA in Ingredients is expected at around DKK 2.4 billion against previously in the range of DKK 2.5-2.6 billion (DKK 1,879 million), with Genencor adding unchanged around DKK 500 million. EBITDA in Sugar is maintained in the range of DKK 1.25-1.3 billion (DKK 1,463 million).

EBIT before special items and share-based payments
Consolidated EBIT is now expected in the range of DKK 2.3-2.4 billion against previously DKK 2.3-2.5 billion (DKK 2,204 million).

EBIT in Ingredients is expected at around DKK 1.65 billion against previously in the range of DKK 1.65-1.75 billion (DKK 1,365 million), with Genencor expected to contribute around DKK 300 million. EBIT in Sugar is maintained in the range of DKK 0.85-0.9 billion (DKK 1,035 million).

Special items
Special items are expected to amount to an unchanged net expense of DKK 250-300 million before the announced consequences of the EU sugar reform.

Profit for the year
Profit for the year before share-based payments and after special items of up to DKK 170 million after tax is maintained in the range of DKK 1.2-1.3 billion (DKK 1,335 million) before the announced consequences of the EU sugar reform.

Currency and interest assumptions
Outlook for the remaining part of 2005/06 is based on a DKK/USD exchange rate of DKK 6.16 against DKK 6.21 at the announcement of the Q2 results 2005/06. The average DKK/USD exchange rate for the 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06.

USD sensitivity
In the calculation of sensitivity to changes in the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 800 million and EBIT of around DKK 130 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Share capital
Danisco set up a warrant programme in 2002/03 covering more than 6,300 employees. In the second exercise window from 15 December 2005 to 12 January 2006 17% of the employees chose to exercise their warrants (giving a total 81% of employees having exercised their warrants).The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 8,342 shares of DKK 20 nominal value on 27 January 2006. The share capital now amounts to DKK 978,488,900, equivalent to 48,924,445 shares of DKK 20 nominal value.

Share-based payments
After the second opportunity to exercise warrants under the 2002/03 programme the total number of outstanding warrants and options have decreased to 1,394,393, corresponding to 2.9% of the outstanding share capital. These programmes are expensed in the income statement on an ongoing basis.

Sustainability
As a natural part of our customer relations and with a goal of being the preferred supplier of ingredients to the global food industry we closely follow the development of the avian flu, even if the risk for humans is very limited. Danisco has formed a task force to follow the global situation. This group will take relations to employees, customers and consumers into account and canalise all relevant information to our organisation, customers and suppliers.

All our sites have conducted a risk assessment and based on that taken active measures to eliminate any risk for our production, products and employees. Current information is available on our website. In case a Danisco site is located in a restricted zone we will take steps to secure stable deliveries to our customers.

Information meeting
This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm (CET) can be followed on the above website.

Financial calendar

28-29 March	2006	Capital Market Days
30 April	2006	Financial year-end
20 May	2006	IR quiet period
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period
14 December	2006	H1 results (May-October)
16 February	2007	IR quiet period
20 March	2007	9M results (May-January)

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May 2005 – 31 January 2006 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

20 March 2006

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Tom Knutzen

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2005 - 31 January 2006

(Unaudited)

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06
Continuing operations				
Revenue	**4,375**	**5,182**	**12,980**	**15,573**
Cost of sales	(2,984)	(3,443)	(8,767)	(10,327)
Gross profit	**1,391**	**1,739**	**4,213**	**5,246**
Research and development costs	(140)	(220)	(379)	(656)
Distribution and sales costs	(520)	(667)	(1,487)	(1,910)
Administrative expenses	(264)	(351)	(751)	(1,004)
Other operating income	18	39	62	92
Other operating expenses	(6)	(10)	(32)	(27)
Share-based payments	(29)	(84)	(65)	(148)
Operating profit before special items (EBIT)	**450**	**446**	**1,561**	**1,593**
Special items	(40)	(70)	(39)	(221)
Operating profit	**410**	**376**	**1,522**	**1,372**
Results of investments in associates	(7)	-	37	-
Other financial expenses, net	(65)	(129)	(215)	(354)
Profit before tax	**338**	**247**	**1,344**	**1,018**
Tax on profit	(100)	(71)	(379)	(281)
Profit from continuing operations	**238**	**176**	**965**	**737**
Discontinued operations				
Profit from discontinued operations	-	5	-	(11)
Profit	**238**	**181**	**965**	**726**
Distribution of profit:				
Profit attributable to minority interests	21	12	37	20
Profit attributable to equity holders of the parent	217	169	928	706
Total	**238**	**181**	**965**	**726**
Basic earnings per share (EPS) DKK	4.35	3.45	18.67	14.43
Basic earnings per share from continuing operations (EPS) DKK	4.35	3.35	18.67	14.66
Diluted earnings per share (DEPS) DKK	4.33	3.42	18.59	14.29
Diluted earnings per share before special items and discontinued operations DKK	4.90	4.24	19.16	16.96

CASH FLOW STATEMENT 1 May 2005 - 31 January 2006

(Unaudited)

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06
Cash flow from operating activities				
Profit	238	181	965	726
Depreciation	232	292	693	874
Change in working capital	(1,616)	(1,291)	(871)	279
Other adjustments	(107)	(26)	(144)	(168)
Cash flow from operating activities	**(1,253)**	**(844)**	**643**	**1,711**
Net investments	(78)	(302)	(526)	(858)
Purchase of undertakings and activities	46	(28)	(2,188)	(165)
Cash flow after investments	**(1,285)**	**(1,174)**	**(2,071)**	**688**
Cash flow from financing activities	1,159	1,154	2,103	(1,075)
Decrease/increase in cash and cash equivalents	**(126)**	**(20)**	**32**	**(387)**
Cash and cash equivalents at the beginning of the period	451	418	304	729
Exchange adjustment of cash and cash equivalents	-	(3)	(11)	53
Cash and cash equivalents at the end of the period	**325**	**395**	**325**	**395**

BALANCE SHEET

(Unaudited)

DKK million	31 January 2005	30 April 2005	31 January 2006
Assets			
Intangible assets	7,805	11,611	12,468
Property, plant and equipment	8,161	9,444	9,254
Investments	2,524	634	702
Fixed assets total	**18,490**	**21,689**	**22,424**
Inventories	6,746	6,081	6,658
Receivables	3,445	4,332	4,155
Cash and cash equivalents	325	729	395
Current assets total	**10,516**	**11,142**	**11,208**
Assets total	**29,006**	**32,831**	**33,632**
Equity and liabilities			
Share capital	994	994	978
Other reserves	10,914	11,090	11,798
Equity attributable to equity holders of the parent	**11,908**	**12,084**	**12,776**
Minority interests	292	333	287
Equity total	**12,200**	**12,417**	**13,063**
Provisions	2,077	2,039	2,156
Long-term debt	7,846	6,230	9,322
Short-term debt	6,883	12,145	9,091
Debt total	**14,729**	**18,375**	**18,413**
Equity and liabilities total	**29,006**	**32,831**	**33,632**

Changes in equity

DKK million			
Balance at the beginning of the period	**11,900**		**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(247)		290
Other movements in equity	(56)		32
Net income recognised directly in equity	(303)		322
Profit	965		726
Total recognised income and expense	**662**		**1,048**
Dividends paid to equity holders of the parent	(323)		(330)
Dividends paid to minority interests	(32)		(72)
Repurchase of own shares	(8)		-
Sale of own shares	1		-
Balance at the end of the period	**12,200**		**13,063**

Own shares	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Reduction of share capital	(786,750)	(15,735)	(1.58)
Holding at 31 January 2006	**-**	**-**	**0.00**

OTHER SEGMENT DETAILS 1 May 2005 - 31 January 2006

(Unaudited)

Revenue by business segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Ingredients	2,362	3,282	7,320	9,911	39	35
Sugar	2,068	1,956	5,795	5,847	(5)	1
Group eliminations	(55)	(56)	(135)	(185)	.	.
Total	**4,375**	**5,182**	**12,980**	**15,573**	18	20

Revenue by geographic segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Distribution % Q3	Distribution % YTD
Denmark	459	424	1,442	1,328	(8)	(8)	8	8
Other Nordic countries	993	917	3,104	3,052	(8)	(2)	18	20
Rest of Western Europe	919	1,082	2,809	3,236	18	15	21	21
Eastern Europe	370	384	1,030	1,125	4	9	7	7
North America	581	959	1,842	2,891	65	57	19	19
Latin America	219	313	639	877	43	37	6	6
Asia-Pacific	450	644	1,349	1,923	43	43	12	12
Rest of the world	384	459	765	1,141	20	49	9	7
Total	**4,375**	**5,182**	**12,980**	**15,573**	18	20	100	100

EBITDA before special items

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients	407	526	1,372	1,771	29	29	16.0	17.9
Sugar	353	334	1,087	953	(5)	(12)	17.1	16.3
Share-based payments	(29)	(84)	(65)	(148)	.	.	.	.
Unallocated, other	(49)	(38)	(140)	(109)	.	.	.	.
Total	**682**	**738**	**2,254**	**2,467**	8	9	14.2	15.8

Operating profit before special items (EBIT)

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients	282	338	1,000	1,208	20	21	10.3	12.2
Sugar	249	235	778	654	(6)	(16)	12.0	11.2
Share-based payments	(29)	(84)	(65)	(148)	.	.	.	.
Unallocated, other	(52)	(43)	(152)	(121)	.	.	.	.
Total	**450**	**446**	**1,561**	**1,593**	(1)	2	8.6	10.2

Special items by business segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06
Ingredients	(40)	(70)	(104)	(281)
Sugar	-	-	65	-
Unallocated, other	-	-	-	60
Total	**(40)**	**(70)**	**(39)**	**(221)**

SALES GROWTH IN INGREDIENTS

1 May 2005 - 31 January 2006

(Unaudited)

Q3 2005/06 compared to Q3 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q3
Sales growth in geographic segment						
Europe	28	2	**26**	22	**4**	40
North America	65	17	**48**	47	**1**	29
Latin America	43	21	**22**	8	**14**	10
Asia-Pacific	34	8	**26**	16	**10**	17
Rest of the world	19	2	**17**	20	**(3)**	4
Total	**39**	**8**	**31**	**26**	**5**	**100**
Sales growth in product segment						
Texturant products	13	8	**5**	-	**5**	36
Speciality products	78	11	**67**	64	**3**	52
Sweeteners	12	3	**9**	-	**9**	12
Total	**39**	**8**	**31**	**26**	**5**	**100**

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	25	1	**24**	22	**2**	40
North America	57	6	**51**	46	**5**	29
Latin America	38	15	**23**	10	**13**	9
Asia-Pacific	33	4	**29**	19	**10**	17
Rest of the world	23	-	**23**	20	**3**	5
Total	**35**	**4**	**31**	**26**	**5**	**100**
Sales growth in product segment						
Texturant products	13	5	**8**	1	**7**	37
Speciality products	71	5	**66**	64	**2**	51
Sweeteners	7	1	**6**	-	**6**	12
Total	**35**	**4**	**31**	**26**	**5**	**100**

Acquisition growth includes Rhodia for one month and Genencor for the whole period.

Stock Exchange Notices of the last 12 months

21 March 2005	Without no.	Statement of shareholdings
22 March 2005	No. 11/2005	Danisco further extends tender offer for Genencor
1 April 2005	No. 12/2005	Share buyback in Danisco A/S
5 April 2005	No. 13/2005	Danisco further extends tender offer for Genencor
8 April 2005	Without no.	Statement of insider trading
12 April 2005	No. 14/2005	Share buyback in Danisco A/S
15 April 2005	No. 15/2005	Germany clears acquisition of Genencor by Danisco
20 April 2005	No. 16/2005	Successful conclusion of Danisco tender offer for Genencor
21 April 2005	No. 17/2005	Share buyback in Danisco A/S
26 April 2005	No. 18/2005	Changes in Genencor
26 April 2005	No. 19/2005	Management changes in Danisco A/S
2 May 2005	No. 20/2005	Share buyback in Danisco A/S
21 June 2005	No. 21/2005	Announcement of results for 2004/05
22 June 2005	No. 22/2005	EU Commission proposal for sugar reform
8 July 2005	Without no.	Danisco Annual Report 2004/05
1 August 2005	No. 23/2005	Activities in Genencor Health Care scaled back
4 August 2005	Without no.	Notice convening AGM 2005
11 August 2005	No. 24/2005	Tom Knutzen new CEO-to-be at Danisco
11 August 2005	Without no.	Statement of insider trading
18 August 2005	No. 25/2005	Good potential for Danisco's sugar production in 2005
25 August 2005	No. 26/2005	Annual General Meeting – Excerpts from Chairman's report
25 August 2005	No. 27/2005	Annual General Meeting of Danisco A/S held on 25 August 2005
29 August 2005	Without no.	Updated Articles of Association with appendices
19 September 2005	No. 28/2005	Announcement of results for Q1 2005/06
21 September 2005	Without no.	Insiders' trading (2 notices)
1 November 2005	No. 29/2005	Danisco sells part of Genencor's Health Care product portfolio
1 November 2005	No. 30/2005	Warrant programme: Issue of new shares
1 November 2005	Without no.	Updated Articles of Association with appendices
24 November 2005	No. 31/2005	The EU sugar reform
15 December 2005	No. 32/2005	Announcement of results for H1 2005/06
20 December 2005	Without no.	Updated Articles of Association with appendices
27 January 2006	No. 01/2006	Warrant programme: Issue of new shares
30 January 2006	Without no.	Updated Articles of Association with appendices

Post balance-sheet date stock exchange notices

1 February 2006	No. 02/2006	Tom Knutzen is granted options in Danisco
9 February 2006	No. 03/2006	Danisco safeguards sugar activities for the future
3 March 2006	No. 04/2006	Final adoption of new EU sugar regime and transitional measures

For more information:
Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

16


RECEIVED

DANISCO

First you add knowledge...

23 March 2006 - 16:06

Danisco Sweeteners to speak on sugar replacement in nutritional health bars

Mrs. Helen Mitchell, Director of Applications, Danisco Sweeteners is to speak at the Healthy and Nutritional Bars Conference 18-19 May on sugar replacement.

Her speech, entitled "Sugar replacement: new options for reducing energy and providing health benefits with lactitol and polydextrose." and billed under Low GI Bars section, will cover:

- technical attributes of lactitol and polydextrose
- physiological attributes of lactitol and polydextrose
- How to use lactitol and polydextrose in healthy snack bars to obtain: reduced calories, reduced glycaemic impact and improved digestive health.

The conference, organised by Prosoy Research and Strategy and sponsored by Danisco addresses:

- consumer dynamics
- market developments
- innovation and health trends

For further information, please contact:
Helen Mitchell, Director of Applications tel. +44 1737 773 732

Why not take a look at the Danisco calender?

You can read more about the event at: http://www.prosoy.biz/

Printed Monday, 27 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/businessupdate_68_en.htm

17


DANISCO
First you add knowledge...

27 March 2006 - 13:52

Danisco Sweeteners to speak on sugar substitutes for reduced glycaemic confectionery

Christof Kruger from Danisco Sweeteners will lecture at the Behr's Seminar: Functional Food - Supplementary Foods 28 - 29 March 2006.

The seminar, held in Hamburg. attracts about 50 participants and is introduced by Prof. Dr. Erbersdobler, former president of the German Society for Nutrition and editor of the magazine "Ernaehrungsumschau".

For further details, please contact:
Christof Kruger, tel. +49 40 6090 1723

Printed Monday, 27 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/businessupdate_69_en.htm

18.

DANISCO
First you add knowledge...

27 March 2006 - 10:00

Genencor International launches revolutionary enzyme technology for prion decontamination

Prionzyme™ proteases are now available that substantially eliminate causative agents of mad cow disease and vCJD from surfaces.

Genencor International, Inc. announced today a European Notified Body has assessed and certified the first enzyme technology designed specifically as a prion disinfectant for medical devices.

Prions, the causative agents of Bovine Spongiform Encephalopathy (BSE) and its human form, variant Creutzfeldt-Jakob Disease (vCJD), have been a concern in countries like the United Kingdom in recent years due to a lack of technology to reduce the risk from the protein-based particles on medical instruments.

Developed jointly with the United Kingdom's Health Protection Agency (HPA) and independently certified for use by a European Community Notified Body, Prionzyme™ carries the CE mark (Conformité Européenne).

The product can be used to disinfect medical instruments utilized in invasive surgeries, such as procedures related to the central nervous system, eyes and tonsils, where prions have been shown to accumulate in the body. Genencor plans to further develop its Prionzyme line of products targeted for disinfecting general instruments and for sanitizing equipment for the meat processing industry.

Enzymes
Enzymes are proteins that help a chemical reaction take place specifically, quickly and efficiently and offer a number of advantages over traditional harsh and caustic chemical disinfectant methods such as reducing worker safety issues and are environmentally friendly and simple to use. With the launch of Prionzyme, hospitals and sterilization units now have access to a new, highly efficient technology to help them reduce the risk of prion contamination.

"Using the tools of biotechnology to address important issues facing the world today, Genencor is very pleased to commercialize the first enzyme technology to target this unconventional, infectious agent," said Thomas Pekich, president of Genencor. "Our partnership with the HPA combined with the protease technology expertise we've built over the past two decades has been key to addressing this difficult problem."

The use of Genencor's Prionzyme for medical instruments combines the proprietary enzyme with temperature and pH conditions. The product is added as the first step in a presoak process with stainless steel instruments.

"This technology will be easily adaptable to current procedures and equipment already in place in hospitals and clinics," said John Gell, vice president, Industrial Specialties for Genencor.

"Prionzyme also offers a number of benefits including minimizing worker safety issues by reducing exposure to harsh chemicals; lessening the environmental impact as enzymes biodegrade in disinfectant solution versus concern about disposal of caustic chemicals and providing material compatibility where proteases have been used in conjunction with stainless steel and other components for decades. We are now identifying marketing partners to bring the technology to the medical industry quickly and effectively."

European Medical Device Directive
Prionzyme M, the first enzyme from the new line of products, carries the CE mark indicating that the protease conforms with the essential requirements established by the European Medical Device Directive 93/42/EEC.

Genencor plans for its additional Prionzyme products to also carry the CE designation. Genencor also recently received the ISO 13485:2003 registration at its Cedar Rapids, Iowa production site, where the Prionzyme products are manufactured.

Following an extensive audit of the site's quality systems, Lloyd's Register Quality Assurance, a leading International Standards Organization (ISO) registrar and European Community Notified Body, awarded the ISO 13485 certificate of registration.

For further information, please contact:

Media enquires: Angie Blackwell, Senior Communications Manager:
+ 1 585 256 6973

About Prionzyme enzymes, +1 800 847 5311 (USA only) or +1 800 256 5200.

19.


DANISCO

First you add knowledge...


RECEIVED
2006 APR 10 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

30 March 2006 - 12:04

Sugar beets in good shape let go of the soil

Danisco Seed has developed MARIBO beet varieties with a 50 per cent reduction of soil tare

Along with non-stick frying pans, now you can also get non-stick sugar beets. During the past ten years, Danisco Seed has been developing the shape of the sugar beet in order to make it more round and smooth. This shape makes it more difficult for the soil to stick to the beet.

The new beet varieties have halved the soil tare of the varieties grown ten years ago. At that time, soil typically accounted for 5-8 per cent of each truckload of beets delivered to the sugar factory. In Europe alone, this accumulates into approx. 9 million tons of soil – or approx. 200,000 trucks loaded with soil.

"So obviously, a 50 per cent reduction of the soil tare, such as we have achieved, can have a major effect", explains Niels H. Gram, President of Danisco Seed.

If the beet can avoid the adhering soil, the beet grower can avoid having to pay the carrier for taking soil to the factory. The environment can avoid unnecessary transportation, and the factory can avoid soil and stones in the processing line, which could damage the machinery.

The sugar beets can be handled more carefully when lifted, cleaned and washed, thus reducing the loss of sugar yield and the amount of soil to be deposited by the factory will be reduced.

New MARIBO varieties

Farmers in a number of countries already grow MARIBO varieties from Danisco Seed with a significantly lower soil tare, e.g. the varieties Belize, Palace, Kingston, Hekla and Etna, and more are on the way.

The market now benefits from the development work initiated by Danisco Seed at the beginning of the 1990s with the object of creating a more round and smooth beet with a minimal root groove.

"Normally, sugar beets have a distinct root groove, and it is especially in this groove that the soil gets stuck and is difficult to remove. In our first field trials we used beet families with no root groove. These beets had a low sugar content, but by crossbreeding with traditional sugar beets with a very high sugar content, we succeeded in creating a competitive clean beet", explains Niels H. Gram.

Beneficial for everyone

Along the way, Danisco Seed has designed new methods for measurement of the soil tare and assessment of the root shape. This helps the breeders to select varieties with the best soil tare properties. The root groove and the smoothness and branching of the beet roots is assessed on a scale of 1-9. Nine is for the best sugar beet without any root groove. Only varieties having a score above 7 are selected for further breeding.

Research and development has been carried out in close co-operation with one of Europe's largest sugar producers, Danisco Sugar.

It is clearly in the interest of the sugar producers to have less soil brought with the beets into the factories. For these purposes, Danisco Sugar has previously been

in contact with producers of farm equipment in order to improve the machines used for cleaning and loading of the beets.

Danisco Sugar and the Danish beet growers have agreed on a payment system that makes it financially attractive to the growers to hand in the beets as clean as possible.

Valuable parameter

Today the sugar beet shape and the cleanness percentage are important parameters when Danisco Seed breeds and selects beet varieties. Low soil tare is a parameter with high priority at the same level as yield, sugar percentage, juice purity and disease resistance.

"We continue our research and development activities so that we can improve the shape of the beet even more. Our aim is to get as close as possible to a perfectly smooth beet with no root groove at all. The new MARIBO varieties will set completely new standards for European sugar production, to the benefit of both growers, industry and the environment, says", Niels H. Gram.

For further information, please contact

Niels H. Gram, President – Beet Seed, Danisco Seed, phone +45 5460 6031

Printed Monday, 03 April 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/businessupdate_70_en.htm



DANISCO

First you add knowledge...

31 March 2006 - 12:00

Danisco and City of Copenhagen win EU environmental awards for Denmark

The Danish Society of Engineers, IDA, today presented the EU's environmental awards for Denmark at a ceremony in Ingeniørhuset, Copenhagen.

Two prizes were awarded in the categories 'Product' and 'Management'.

Minister for the Environment, Connie Hedegaard, presented the awards to Danisco A/S and City of Copenhagen.

Danisco received the Product Award for developing GRINDSTED® SOFT-N-SAFE – an environmentally friendly plasticiser based on vegetable oil for use in PVC.

In the jury's motivation for the award it says that the product meets long-awaited consumer demand for a replacement for plasticisers based on mineral oils such as phthalates. Plasticisers are used in a number of products like toys and food packaging.

The City of Copenhagen was presented with an award in the category 'Management' for a project on the development of outdoor swimming areas in big cities. The jury acknowledged the project for setting a good example for 'recreational use of former industrial harbours'. In addition, the project is commended for the positive cooperation between administration units, businesses and users.

The purpose of the awards is to promote innovative and sustainable efforts in the environmental area. The competition has two stages: The winners of the national awards will go on to a competition at European level. The European part of the competition will be held in June 2006.

In Denmark, the Danish Society of Engineers is in charge of the competition by agreement with the European Commission and the Danish Ministry of the Environment.

As a tangible proof of the recognition, the two recipients were presented with each their diploma as well as a piece of flint from Stevns Klint, Denmark.

For press photos and further information, please contact:

Ole Haun
Corporate Communications
The Danish Society of Engineers, IDA
Tel: +45 33 18 46 16
Mobile: +45 22 15 46 16
E-mail: oha@ida.dk


Read this release in Danish

Printed Monday, 03 April 2006 from

http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/pressrelease_350_en.htm



9 February 2006 - 08:30

Danisco safeguards sugar activities for the future

Based on the new EU sugar regime and the ambition to continue to be one of the most profitable sugar producers in Europe, Danisco is planning a number of measures to safeguard its sugar activities for the future. These measures will contribute to realising the previously announced.earnings level for the sugar activities of DKK 600-750 million.

Read this release in Danish: Download the presentation:

Notice no. 03/2006

On this basis, Danisco now starts negotiations with its employees about necessary efficiencies to help reinforce the competitiveness of the sugar business.

Effective on 1 July 2006, the conditions for both the sugar industry and the beet growers will change due to the EU's new sugar regime and new rules for EU sugar exports.

In the light of this development, Danisco is planning major efficiency improvements with the aim of safeguarding its position as a leading European sugar supplier.

As a consequence, Danisco now starts negotiations with its employees about a number of measures that are deemed necessary to reduce the impact of an expected earnings decline in the wake of the substantial reduction in the EU's sugar prices, and to adapt the factory structure to the new production and export conditions.

The measures include:

- closure of the sugar factory in Assens, Denmark, after the 2006 campaign
- closure of the sugar factory in Köpingebro, Sweden, after the 2006 campaign
- closure of the sugar factory in Salo, Finland, after the 2006 campaign
- sale of parts of the sugar quotas in Sweden and Finland
- purchase of extra quota for the sugar factory in Anklam, Germany
- optimisation of administrative functions in 2007

The efficiency measures will affect up to 350 employees and reduce Danisco's total production of quota sugar by around 100,000 tonnes.

Concentration of Danish sugar production

The Danish production of sugar has in recent years exceeded the EU quota by around 75,000 tonnes (C sugar), corresponding to around 20 per cent of Danisco's Danish EU quota.

Under the new conditions in the EU the possibility of exporting, and thus producing, C sugar to the current extent no longer exists, and with modest investments it will be possible to process the Danish sugar quota at two factories.

Based on a thorough analysis of the beet growing potential, we estimate that it will be possible to maintain sugar beet growing in Denmark at the present quota level. It is expected that some growers will cease growing sugar beet and that other growers with better growing conditions will take over their beet production.

Analyses of the beet growing conditions, the factories' potential for processing the total beet volume within a reasonable campaign period and the investment and maintenance levels have shown that it would be most expedient to close the sugar factory in Assens.

We therefore now enter into negotiations with our employees and the beet growers about closing the factory after the 2006 sugar campaign.

To ensure optimal customer service, we will continue some activities relating to our silos in Assens.

Concentration of limited Swedish quota production

In Sweden, the changed economic conditions and the discontinuation of C sugar production necessitate efficiency improvements by way of concentrating the production at one sugar factory. At the same time, analyses of the beet growing potential give reason to expect a sugar output just below the current Swedish quota of 368,000 tonnes of sugar. Against this background Danisco is planning to sell a small part of this quota to the European Commission under the EU's restructuring fund.

Seeing that Danisco's sugar factory in Örtofta at a modest investment will have capacity to process the expected beet volume, negotiations will now be initiated with the employees and the beet growers on the closure of the factory in Köpingebro after the 2006 campaign.

Difficult conditions for Finnish sugar production

In Finland, Danisco and Lännen Tehtaat, our co-shareholder in our Finnish subsidiary, Sucros, have decided to carry through the campaign 2006 at both factories in Salo and Säkylä. It is a prerequisite that it is possible to make an agreement with the beet growers and the Finnish government about the conditions for beet supplies.

We estimate that beet supplies as from 2007 will make basis for maintaining production at only one of the Finnish sugar factories, and Sucros plans to sell part of the Finnish quota to the European Commission.

Taking different aspects into consideration and also as a consequence of the existing shareholders' agreement between Danisco and Lännen, the Sucros Board has concluded that it will be most appropriate to continue the factory in Säkylä following a necessary streamlining. Therefore, we will now enter into negotiations with the employees in Salo and the beet growers about closing the factory after the coming sugar campaign.

Together with our co-shareholder we will continuously analyse the economic basis for the Finnish sugar industry – availability of beet and profitability of beet processing.

Production expansion in Germany

Danisco has obtained an attractive market position in Germany, which we intend to maintain.
To further strengthen production at the sugar factory in Anklam, Danisco is planning to buy additional quota for the factory, and we agree with the sugar beet growers in the region that the growing potential allows for this.

We are now working with the beet growers and the local politicians to find a solution that ensures a satisfactory basis for continued operations at our factory in Anklam.

No changes in Lithuanian operations

In Lithuania, Danisco intends to continue operations and maintain the production currently carried out at the factories in Panevezys and Kedainiai.

Administrative functions

All administrative functions in Danisco's sugar division will be reviewed and optimised with the aim of achieving further synergies across the organisation.

The plan is to transfer the current functions in the sugar division's Swedish office in Arlöv to other locations in Sweden and Denmark in the course of 2007.

Employee support measures

The planned efficiency improvements are estimated to imply staff cuts affecting up to 350 employees.

As has been the case at previous factory closures, Danisco will be working closely with the employees to establish measures to support those that will be affected. Focus will be on helping as many as possible to find new employment and the measures will be based on individual needs. We will set up job centres at the factories concerned to provide individual counselling and help matching the competencies and job preferences of the individual to vacant positions in and outside Danisco.

Financial implications

We have previously announced that - once fully implemented - the EU sugar reform will reduce the estimated earnings level to DKK 600-750 million a year. This estimate assumed that the increase in energy prices in the autumn of 2005 would be of a temporary nature. In case energy prices continue to remain at the current high level (USD 60-65 per barrel of oil), this will result in a downscaling of expectations for the stabilised earnings level to DKK 525-675 million.

The total effect of the planned efficiency improvements will be about DKK 300 million annually when fully implemented and will contribute to realising the earnings level announced. At the same time, some fluctuations in the earnings of the sugar division are to be expected during the transitional period due in part to the efficiency programme and in part to overall turbulence on the sugar market.

The structural adjustment to the new sugar regime is estimated to imply accounting write-down of fixed assets of around DKK 1 billion over the period. Quota sales after costs incurred are estimated to generate a positive cash flow effect of around DKK 0.5 billion. Thus, the restructuring is expected to imply net accumulated Special Costs over a number of years of approximately DKK 0.5 billion.

In addition to the above cash flow effect of around DKK 0.5 billion, a cash flow effect of around DKK 0.5 billion is expected from a reduction in working capital.

It should be pointed out that the final sugar regime, which has not yet been made public, and in particular the conditions and the possible quota reduction for 2006/07 may result in adjustments to Danisco's efficiency plans, which will also require regulatory approval in Sweden and Finland where Danisco is planning to sell quotas.

Still headed for leadership

Danisco's ambition is to be the preferred supplier on the Northern European sugar market. With the planned efficiency improvements, we are building the best possible basis for continuing our progress towards this goal.

Our strategy for the coming years is to maintain and enhance our market position while intensifying speciality product development and finding new markets for our already extensive product portfolio. Our development efforts will also focus on new applications for sugar and on utilising the sugar production sidestreams for making ingredients.

Mogens Granborg, Executive Vice President of Danisco A/S, says in a comment to the efficiency plans:

'I deeply regret that a number of our employees stand to lose their jobs on account of changes in the external circumstances for our business. However, the efficiencies we're planning are crucial to remain a frontrunner in the European sugar market and a workplace employing close to 2,000 people.

With the platform we're now forming and our product and technical knowledge we're very well poised indeed for the future competitive environment, but the new conditions in the EU will require continued adjustments and efficiencies of our business.'

Today, Danisco A/S' sugar activities are independent companies in all the countries except Denmark. To improve cohesion and further strengthen our profile and communication under the new market conditions, Danisco plans to join all sugar activities in one separate legal entity that remains 100 per cent owned by Danisco.

Alf Duch-Pedersen, CEO, Danisco A/S:
'Danisco sees the sugar business as a significant and strong cash flow-generating activity that for many years has been one of the most efficient operators in Europe. We see a basis for maintaining this position going forward and we will continue to invest in the development of the sugar business in line with the other product divisions.'

Yours faithfully

Alf Duch-Pedersen
CEO

Press conference / conference call

Investors, analysts and members of the press are invited to a press conference today 9 February at 2:30 pm (CET) about Danisco's announcement of efficiency plans for the sugar activities. The conference will be held at Danisco's headquarters, Langebrogade 1, DK-1001 Copenhagen K.

The conference may also be attended by phone by calling +353 1 439 0432.

The presentation will be held by CEO Alf Duch-Pedersen and Executive Vice President Mogens Granborg, Danisco A/S.

For further information, please contact:

Mogens Granborg, Executive Vice President, Danisco A/S, tel.: + 45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: + 45 3266 2588 / +45 4011 6695
Investor Relations, Danisco A/S, tel.: + 45 3266 291

Danisco links

- Danisco Sugar division
- Sugar and the EU

Appendix 1

Danisco's sugar production and number of employees in the sugar division

Total production 2005/06: **1,274,000** tonnes of sugar
Total EU quota: **1,142,000** tonnes of sugar

Denmark

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Nakskov	191,000	12,200	190 (+43)	421,000
Nykøbing	152,000	10,700	216 (+24)	
Assens	133,000	9,900	109 (+6)	

Sweden

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Örtofta	268,000	17,100	163 (+74)	368,000
Köpingebro	138,000	10,200	130 (+69)	

Finland

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Säkylä	90,000	7,300	54 (+44)	146,000
Salo	89,000	7,000	62 (+34)	

Germany

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Anklam	122,000	11,000	132 (+14)	125,000

Lithuania

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)

Kedainiai	44,000	3,200	196 (+108)	82,000
Panevézys	48,000	3,900	190 (+171)	

Refineries

Refinery	Sugar production 2005(tonnes)	Refining capacity(tonnes of raw sugar/24h)	Employees
Kantvik (Finland)	163,000	650	198
Arlöv (Sweden)	175,000	850	167

Number of employees in the sugar division's headquarters in Copenhagen, Denmark: **117**
Number of employees in the sugar division's office in Arlöv, Sweden: **115**

Appendix 2
The EU sugar reform

In November 2005 the Council of Ministers reached a compromise on the EU sugar reform with the following main points:

- reduction of the EU's price for sugar by 36%
- reduction of the EU's price for sugar beet by 39.5%
- compensation to sugar beet growers of 64% of loss of income (under a specific arrangement for Finland, beet growers are eligible for further national subsidy)
- a quota purchasing scheme giving sugar producers wishing to discontinue their sugar production access to sell their quota to the European Commission, which subsequently cancels the quota; the scheme is financed by a levy on sugar,
- a quota purchasing scheme giving sugar producers who have previously carried on C sugar production the possibility of buying a total sugar quota of up to 1.1 million tonnes
- ban on exporting C-sugar
- major restrictions in the EU's possibility of exporting quota sugar

The EU's coming sugar regime will take effect on 1 July 2006 and will be in force until 2014/15.

Read this release in Danish

Printed Friday, 17 March 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_189_en.htm


DANISCO
First you add knowledge...

20 March 2006 - 11:50

9M results announced with continued growth in both Ingredients and Genencor

Danisco maintains a strong cash flow from operations as well as the overall expectations for 2005/06.

Notice no.5/2006

However, operating profit in Ingredients has been downscaled due to the rising energy and raw material prices and the resulting increase in the pressure on margins in Q3.

Organic growth was 5% in Ingredients and 8% in Genencor year-to-date. Danisco is estimated as a minimum to have maintained its market position.

The integration of Genencor is progressing as expected. With the restructurings announced in Sugar, the division has a strong platform to reduce the impact of the EU sugar reform.

For further information, please contact:
Hans Gregersen, Investor Relations Manager, tel. +45 3266 2912
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2913


Read the full release in Danish here
Read the full release in English here

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_192_en.htm

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Notice no. 4/2006

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

3 March 2006

Final adoption of new EU sugar regime and transitional measures

Danisco issued a stock exchange notice on 9 February 2006 about the expected new EU sugar regime, in which we outlined the planned efficiencies to safeguard the sugar business for the future, in particular to help ensure the future stabilised earnings level of DKK 525-675 million calculated at today's energy prices.

Danisco is currently negotiating with the employees at the workplaces that are planned to be closed as part of the efficiencies. The negotiations with the beet growers about the future inter-professional agreements are also progressing well, however with the talks in Finland being very complicated.

The final text of the EU sugar regime does not give rise to any changes in the efficiency plans we have presented.

As a step in the transitional measures, the European Commission has proposed a temporary reduction of around 2.5 million tonnes in the EU's quota sugar production in the coming sugar campaign 2006/07 to remove the large sugar surplus in the market. Danisco's share is around 160,000 tonnes for all Danisco's sugar producing countries.

Executive Vice President, Mogens Granborg, says:

'The Commission has made a positive move to normalise the sugar market situation in the EU faster, even if it means a lower quota production for sale in the next financial year.'

Although the reduction is bigger than expected, the financial implications will not cause a change in the expectations for the underlying operations as stated above.



However, the European Commission has also decided to charge a restructuring levy on the full quota for 2006/07 even though with the quota reduction we are in reality prevented from selling the full quota production. This levy must be considered a sort of special one-off levy intended to promote faster quota sales. The one-off levy will have a negative impact on the 2006/07 results of around DKK 100 million before any positive dynamic effects.

Expectations for the 2006/07 financial year will be announced in connection with the announcement of the annual results for 2005/06 on 20 June 2006.

Yours faithfully

Mogens Granborg
Executive Vice President

For further information, please contact:
Mogens Granborg, Executive Vice President, Danisco A/S, tel.: + 45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: + 45 3266 2588 / +45 4011 6695
Investor Relations, Danisco A/S, tel.: + 45 3266 2912
Media Relations, Danisco A/S, tel.: +45 3266 2913

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

3




RECEIVED

20 March 2006 - 11:50

9M results announced with continued growth in both Ingredients and Genencor

Danisco maintains a strong cash flow from operations as well as the overall expectations for 2005/06.

Notice no.5/2006

However, operating profit in Ingredients has been downscaled due to the rising energy and raw material prices and the resulting increase in the pressure on margins in Q3.

Organic growth was 5% in Ingredients and 8% in Genencor year-to-date. Danisco is estimated as a minimum to have maintained its market position.

The integration of Genencor is progressing as expected. With the restructurings announced in Sugar, the division has a strong platform to reduce the impact of the EU sugar reform.

For further information, please contact:

Hans Gregersen, Investor Relations Manager, tel. +45 3266 2912
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2913


Read the full release in Danish here

Read the full release in English here

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_192_en.htm


RECEIVED

DANISCO

First you add knowledge...



20 March 2006
Announcement of Results for 9M 2005/06
(1 May 2005 – 31 January 2006)

Contents

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Executive Board

DANISCO

First you add knowledge...

Notice no. 05/2006

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 March 2006

Announcement of Results for 9M 2005/06
1 May 2005 – 31 January 2006
(Unaudited)

Continued growth in both Ingredients and Genencor

Danisco maintains a strong cash flow from operations as well as the overall expectations for 2005/06. However, operating profit in Ingredients has been downscaled due to the rising energy and raw material prices and the resulting increase in the pressure on margins in Q3. Organic growth was 5% in Ingredients and 8% in Genencor year-to-date. Danisco is estimated as a minimum to have maintained its market position. The integration of Genencor is progressing as expected. With the restructurings announced in Sugar, the division has a strong platform to reduce the impact of the EU sugar reform.

9M results 2005/06

- **Revenue** grew by DKK 2.6 billion or 20% to DKK 15.6 billion of which Genencor represented DKK 1.9 billion and Ingredients DKK 0.7 billion.
- **EBITDA before special items** rose 9% to DKK 2,467 million, equivalent to an EBITDA margin of 15.8%. Adjusted for share-based payments EBITDA rose 13% to DKK 2,615 million, equivalent to an EBITDA margin of 16.8%.
- **EBIT before special items** rose 2% to DKK 1,593 million, equivalent to an EBIT margin of 10.2%. Adjusted for share-based payments EBIT rose 7% to DKK 1,741 million, equivalent to an EBIT margin of 11.2%.
- **Consolidated profit** fell 25% to DKK 726 million as expected. The lower profit may be ascribed to the consolidation of Genencor including special items and to share-based payments.

Outlook for 2005/06

- **Revenue** is forecast at around DKK 21 billion against previously in the range of DKK 20.5-22.0 billion.
- **EBITDA before special items and share-based payments** is expected around DKK 3.5 billion against previously in the range of DKK 3.3-3.8 billion.
- **EBIT before special items and share-based payments** is expected in the range of DKK 2.3-2.4 billion against previously DKK 2.3-2.5 billion.
- **Special items** are expected to amount to an unchanged net expense of DKK 250-300 million before the announced consequences of the EU sugar reform.
- **Consolidated profit before share-based payments and after special items** is expected to be unchanged in the range of DKK 1.2-1.3 billion before the announced consequences of the EU sugar reform.

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06
Income statement in DKK million					
Continuing operations					
Revenue		4,375	5,182	12,980	15,573
EBITDA before special items		682	738	2,254	2,467
Operating profit before special items (EBIT)		450	446	1,561	1,593
Special items		(40)	(70)	(39)	(221)
Operating profit		410	376	1,522	1,372
Financials, net		(72)	(129)	(178)	(354)
Profit before tax		338	247	1,344	1,018
Profit from continuing operations		238	176	965	737
Profit from discontinued operations		-	5	-	(11)
Profit		238	181	965	726
Profit attributable to equity holders of the parent		217	169	928	706
Operating profit before special items (EBIT)					
Ingredients		282	338	1,000	1,208
Sugar		249	235	778	654
Share-based payments		(29)	(84)	(65)	(148)
Unallocated, other		(52)	(43)	(152)	(121)
Total		**450**	**446**	**1,561**	**1,593**
Cash flows in DKK million					
Cash flow from operating activities		(1,253)	(844)	643	1,711
Cash flow from investing activities		(32)	(330)	(2,714)	(1,023)
Cash flow after investments		**(1,285)**	**(1,174)**	**(2,071)**	**688**
Financial ratios *					
Diluted average number of shares	'000	49,970	49,348	49,895	49,384
Diluted earnings per share (DEPS)	DKK	4.33	3.42	18.59	14.29
Diluted earnings per share before special items and discontinued operations	DKK	4.90	4.24	19.16	16.96
Diluted cash flow per share	DKK	(25.08)	(17.10)	12.89	34.65
Diluted number of shares at period-end	'000			49,872	49,308
Diluted book value per share (BVPS)	DKK			239	259
Market price per share	DKK			338	465

	31 January 2005	30 April 2005	31 January 2006
Balance sheet in DKK million			
Assets	29,006	32,831	33,632
Equity attributable to equity holders of the parent	11,908	12,084	12,776
Equity	12,200	12,417	13,063
Interest-bearing debt, net	10,683	13,847	13,879
Invested capital	22,135	27,540	28,060

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group Financials

Income statement

Stable growth trend

Danisco reported revenue of DKK 15,573 million year-to-date, which corresponds to revenue growth of 20%, mainly driven by Ingredients. Sugar (37% of group revenue) grew 1% in the period while Ingredients (63% of group revenue) grew 35%. Growth in Ingredients can be broken down into 5% organic growth, 26% acquisition growth and 4% currency translation effect

Gross profit rose 25% to DKK 5,246 million year-to-date, representing a gross margin of 33.7% versus 32.5% in the same period last year. This positive trend has to some extent been driven by the consolidation of Genencor.

EBITDA grew 13% in spite of rising energy and raw material prices

EBITDA before special items and share-based payments grew 13% to DKK 2,615 million year-to-date, which represents progress in Ingredients mainly from the consolidation of Genencor and the expected setback in Sugar. Including share-based payments EBITDA grew 9% to DKK 2,467 million. The EBITDA margin was 16.8% against 17.9% in the year-prior period. The margin decline may be ascribed to the performance in Sugar and rising energy and raw material costs in Ingredients, which have not yet been fully offset through price increases. The Ingredients business was also impacted by rising R&D spending.

EBIT rose 7%

EBIT before special items and share-based payments rose 7% year-to-date to DKK 1,741 million against the same period last year. This represents an EBIT margin of 11.2% versus 12.5% last year. Including share-based payments EBIT rose 2% to DKK 1,593 million.

Share-based payments year-to-date came to DKK 148 million of which DKK 84 million was expensed in Q3, DKK 9 million in Q2 and DKK 55 million in Q1. The large increase in Q3 can be attributed to the DKK 70 share price increase to DKK 465 at 31 January.

Special items came to a net expense of DKK 221 million of which DKK 70 million was expensed in Q3. This essentially relates to restructuring in Ingredients.

Net interest expenditure etc. amounted to DKK 354 million against DKK 215 million in the same period last year. The increase mainly relates to the acquisition of Genencor.

Taxes came to DKK 281 million, a tax rate of 27.6% compared with 28.2% in the year-prior period. However, special items for Q1 included tax-free income of DKK 60 million.

Consolidated profit fell 25% to DKK 726 million as expected

Consolidated profit fell 25% to DKK 726 million year-to-date as expected, mainly deriving from the consolidation of Genencor including special items and the increase in share-based payments.

Cash flow statement

Continued strong operating cash flow

Cash flows from operations continued the strong trend, growing 166% to DKK 1,711 million, chiefly attributable to working capital improvement. Sugar was the main contributor due to reductions in both receivables and inventories.

Investments grew 63% to DKK 858 million, chiefly deriving from Ingredients with investments in new plants in the original Ingredients business and in Genencor. DKK 165 million has been paid for acquisitions year-to-date, relating to the final takeover of Genencor.

Balance sheet

Invested capital increased by DKK 5.9 billion on the same period last year, relating mainly to the Genencor acquisition. The DKK 0.5 billion increase since 1 May is chiefly related to exchange rate adjustments.

Equity grew by DKK 646 million net after dividend payments totalling DKK 402 million. The gross increase of around DKK 1 billion was mainly generated by earnings (70%) and exchange rate adjustments (30%).

Ingredients

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Texturant products	1,049	1,181	3,197	3,598	13	13
Speciality products	953	1,696	2,976	5,080	78	71
Sweeteners	357	400	1,144	1,221	12	7
Group eliminations	3	5	3	12	.	.
Revenue	**2,362**	**3,282**	**7,320**	**9,911**	39	35
EBITDA	**407**	**526**	**1,372**	**1,771**	29	29
EBITDA margin %	17.2	16.0	18.7	17.9	.	.
EBIT	**282**	**338**	**1,000**	**1,208**	20	21
EBIT margin %	11.9	10.3	13.7	12.2	.	.

Ingredients and Genencor reported 5% and 8% organic growth year-to-date, as minimum maintaining their global market position. Ingredients experienced a certain margin pressure, as it has not been possible to fully offset the rising energy and raw material prices. The integration of Genencor is progressing as expected.

9M results 2005/06

Growth trend maintained

Ingredients including Genencor recorded 35% revenue growth year-to-date with 5% organic growth, 4% currency translation and 26% from acquisitions – Genencor and RFI (the latter only consolidated for 11 months in 2004/05). In terms of products, texturant products and sweeteners continued to record the strongest growth in both Q3 and year-to-date. North and Latin America as well as Asia-Pacific were the primary growth drivers, while Europe fluctuated a great deal.

Genencor maintains market share as a minimum

Genencor added revenue of around DKK 1.9 billion, representing 9% organic growth in Q3 and 8% year-to-date (Genencor's entire revenue is shown under acquisitions).

EBITDA grew 29% to DKK 1,771 million, representing an EBITDA margin of 17.9% against 18.7% in the same period last year. Genencor recorded EBITDA of DKK 375 million, equivalent to an EBITDA margin of 19.9%. The EBITDA margin for Ingredients year-to-date excluding Genencor is 17.4% versus 18.7% in the same period last year.

EBIT margin affected by structural matters and rising energy and raw material prices

EBIT grew 21% to DKK 1,208 million year-to-date, representing an EBIT margin of 12.2% compared with 13.7% in the same period last year. Genencor recorded EBIT of DKK 225 million, equivalent to an EBIT margin of 11.9%. The margin decline of 1.5 percentage points for Ingredients can be broken down into the following elements:

- Increased R&D spending in enzymes: 0.6%
- Rising energy and raw material costs and other matters: 0.6%
- Consolidation of Genencor: 0.3%

Restructuring of the European logistics function

Progressing as expected

The logistics restructuring was started in Grindsted and will now be implemented throughout the European organisation. So far the project is progressing according to plan, and the earlier announced cost efficiencies of DKK 30-40 million and inventory reduction of DKK 100 million will be effected in the 2006/07 financial year.

Product areas

Robust growth to date

Texturant products (Organic growth: Q3 5% and YTD 7%)
Texturant products cover three divisions - Emulsifiers, Textural Ingredients and Functional Systems, representing 37% of the ingredients business. All three divisions contributed to the strong revenue performance year-to-date. The slightly lower growth in Q3 can mainly be attributed to weak markets in parts of Western Europe and Rest of World.

Dairy, ice-cream along with fruit and jam were the strongest growth segments within applications, while margarine and oils had difficult trading conditions.

The first major commercial contract for GRINDSTED® SOFT-N-SAFE has been obtained, which is an important milestone showing that the product also in practice works well as an excellent alternative to the existing plasticisers. As a consequence, we have decided to invest in more capacity and are planning to have it on stream in about one year.

Speciality products (Organic growth: Q3 3% and YTD 2%)
Speciality products cover five divisions – Flavours, Specialities (food enzymes etc.), Cultures, Animal Nutrition (feed enzymes etc.) and Genencor (technical enzymes), representing 51% of the ingredients business.

- Flavours: The division recorded modest organic growth in Q3, and the extensive rationalisations through the last two years have resulted in a stabilised operating margin. However, these rationalisation measures will not be completed until some time in the next financial year. Year-to-date, the division has recorded a slight, negative organic growth rate.

- Cultures: The RFI acquisition continued to develop excellently, recording strong organic growth again in Q3. This has called for new investments in production plant and product development.

- Enzymes: The three main enzyme segments – technical, food and feed – continued the strong growth trend, in particular Genencor, recording 9% organic growth in Q3 and 8% year-to-date.

Structure of enzyme business

Genencor and the enzyme business
Danisco will be hosting two capital market days in Palo Alto, California on 28-29 March with focus on the biotechnology platform, i.e. enzymes and cultures.

Danisco's enzyme business has been joined under Speciality Products but is now divided into independent divisional areas.

- Genencor: Production and coordination of R&D, and sale of technical enzymes
- Specialities: Sale of food enzymes
- Animal Nutrition: Sale of feed enzymes

This is to ensure optimal utilisation of Danisco's strengths within customers, distribution and application know-how.

The Genencor acquisition is progressing according to the integration and restructuring plans laid down. The target is still delivering results that correspond to the capital cost of 7.5% after tax in the course of a three-year period. However, as earlier indicated, this may be impacted by risk factors such as timing of R&D and product introductions and the competitive situation.

Financial targets for Genencor

Based on the requirement for return on capital as stated above the following financial targets have been determined for Genencor:

- Revenue: Average 5-10% annual growth over an estimated R&D cycle of 5-7 years

- EBIT margin of 15-20%

The target for the EBIT margin may be deviated from for a certain period of time if attractive R&D projects require funding, but which can be fully offset by an attractive revenue and earnings potential.

Sweeteners (Organic growth: Q3 9% and YTD 6%)

Continued solid growth, but margin pressure from volatile raw material supplies

Sweeteners chiefly comprise two product areas: Xylitol (natural sweetener) and Litesse® (fibres), which together represent 12% of the Ingredients business.

The largest product area, Xylitol, reported accelerated revenue growth in Q3 with 9% organic growth, mainly driven by Eastern Europe, Latin America and Asia-Pacific.

Overall, the revenue trend has a strong foundation, but the division continues to face major challenges from volatile raw material supplies, including prices.

Geographic markets

Europe (Organic growth: Q3 4% and YTD 2%)

Fluctuating growth year-to-date

Europe represents 40% of revenue and is highly significant for the development in Ingredients. The organic growth rate has fluctuated during the year, up 3% in Q1, down 3% in Q2 and up 4% in Q3, resulting in 2% growth year-to-date. The uneven performance can mainly be attributed to Western Europe. Eastern Europe maintained double-digit growth in both Q3 and year-to-date, with special emphasis on Russia. Danisco is estimated at least to have maintained its market share during the period, which testifies to a similar market development. The food market in Western Europe is estimated to be under pressure and improved product development efforts are necessary along with positive trading conditions to ensure a stronger positive market development.

For the year to date, texturant products, sweeteners and cultures were the main growth drivers, while flavours as stated earlier recorded negative growth, if less negative than before. The strongest application areas were beverages, dairy and ice-cream.

North America (Organic growth: Q3 1% and YTD 5%)

Growth setback in Q3

Against strong organic growth of 7% in H1, growth fell to 1% in Q3. This is not taken as a weakened market position. The region is Danisco's second largest, representing 29% of revenue.

The best performing product areas year-to-date were texturant products, animal nutrition and cultures, whereas flavours performed adversely. Bakery and beverages were the strongest segments in Q3.

Latin America (Organic growth: Q3 14% and YTD 13%)

The region represents 9% of revenue and has generated stable organic growth year-to-date. Performance in the region is broadly based across the product range with cultures, food enzymes and sweeteners among the strongest product areas.

Asia-Pacific (Organic growth: Q3 10% and YTD 10%)

Stable growth in Asia

The region represents 17% of revenue and has maintained a stable growth rate of around 10% year-to-date, continuing the positive trend. Performance is based on a broad range of the entire product portfolio with a few exceptions, such as flavours.

The beverage segment in particular performed strongly in Q3.

Innovation and venture

Danisco has decided to consolidate the R&D activities within food safety in Brabrand, Denmark, to where the activities in Beaminster, UK, will be transferred. Also, parts of the activities in this area will be transferred from the factory in Niebüll, Germany.

New culture products to prevent undesired bacteria in food products have been launched and well received by the market.

Two new baking enzymes have been launched year-to-date and are already selling. Further product launches are expected in this area in the next 6-12 months.

Sugar

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Revenue	**2,068**	**1,956**	**5,795**	**5,847**	(5)	1
EBITDA	**353**	**334**	**1,087**	**953**	(5)	(12)
EBITDA margin %	17.1	17.1	18.8	16.3	.	.
EBIT	**249**	**235**	**778**	**654**	(6)	(16)
EBIT margin %	12.0	12.0	13.4	11.2	.	.

The performance year-to-date was in line with expectations when adjusted for the rising energy costs that were reported in the Q1 results announcement. Danisco announced a restructuring plan on 9 February regarding the new EU sugar reform.

9M results 2005/06

Sugar achieved revenue growth of 1% year-to-date to DKK 5,847 million (negative by 5% in Q3), which is in line with expectations. The European sugar industry continues to be subject to intensified competition in the run-up to the sugar reform and the WTO decision banning exports of C sugar. As indicated earlier this has meant rising prices for export licenses.

EBIT developed as expected

EBIT of DKK 654 million year-to-date was as expected, representing an EBIT margin of 11.2% against 13.4% in the same period last year. The negative margin performance is chiefly related to rising prices for export licenses, market turbulence and to a lesser extent rising energy costs. The rising world market prices for sugar only had a small positive effect due to the generally low earnings from exports of C sugar.

Strong cash flow

Cash flows in Sugar continued to be very strong as a result of payment of receivables from the EU and ongoing inventory reductions.

Production for 2005/06 developed as expected

Satisfactory sugar campaign

The sugar campaign ended at the turn of the year, yielding a total output of 1.275 million tonnes against 1.242 million tonnes the year before. This fulfilled the earlier announced expectations, and the production progress was completed satisfactorily.

Restructuring plan announced ahead of the EU sugar reform

Danisco announced a restructuring plan for the sugar business on 9 February in preparation of the EU sugar reform and the WTO decision banning exports of C sugar to be effective as of 22 May 2006. Danisco has initiated negotiations with the relevant parties such as government authorities, agricultural organisations and employees. The plan includes:

- Closing down factory in Assens, Denmark
- Closing down factory in Köpingebro, Sweden
- Closing down factory in Salo, Finland
- Total quota sale of 0.1 million tonnes after quota purchase in Germany
- Rationalisation of the administrative functions in Denmark and Sweden
- Staff cuts of around 350 employees

Negative results impact from restructuring but positive cash flow

The closures will generate a writedown of around DKK 1 billion over the implementation period, offset by net income from quota sales of around DKK 0.5 billion. The resulting net expense of DKK 0.5 billion will be expensed under special items. The cash flow effect is positive, as quota sales will release around DKK 0.5 billion, and working capital will be reduced by DKK 0.5 billion, which means a total release of around DKK 1 billion in the course of the next two or three years.

Unchanged EBIT expectation

When the sugar reform is fully implemented, Sugar expects to maintain EBIT of DKK 525-675 million at the current oil price of around USD 65. Danisco estimates that a change of USD 20 per barrel will have an effect of around DKK 100 million.

The EU has decided to implement an extraordinary quota reduction of 14% for the 2006/07 campaign in order to reduce the existing surplus stocks in the EU. The reduction is not the same for all countries, and Danisco's reduction totals 16%, or 0.16 million tonnes. Danisco supports this step as the best method to restore balance in the European sugar market quickly. However, it was a surprising move that the EU also announced that the restructuring levy will continue to be charged on the full sugar quota, which means an extra expense of around DKK 100 million before any dynamic effects. This change in expectations for 2006/07 was announced in Stock Exchange Notice no. 04 of 3 March 2006. It is important to emphasise that this does not change the long-term earnings expectations for the business area.

Outlook for 2005/06

Danisco maintains expectations for consolidated profit for the financial year 2005/06 of DKK 1.2-1.3 billion. However, the rising energy and raw material prices have caused a downscaling of operating profit expectations for Ingredients, as it has taken longer than expected to implement compensating price increases.

Revenue
Revenue is now expected to be around DKK 21 billion against previously in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Revenue in Ingredients is now expected in the range of DKK 13.0-13.5 billion against previously DKK 12.5-13.5 billion (DKK 9.9 billion). Expectations for Genencor are maintained unchanged at around DKK 2.4 billion. Revenue in Sugar is expected at around DKK 8 billion against previously in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is forecast at around DKK 3.5 billion against previously in the range of DKK 3.6-3.8 billion (DKK 3,168 million). The change has been made because it has taken longer than expected to implement compensating price increases to offset the rising energy and raw material prices in Ingredients.

EBITDA in Ingredients is expected at around DKK 2.4 billion against previously in the range of DKK 2.5-2.6 billion (DKK 1,879 million), with Genencor adding unchanged around DKK 500 million. EBITDA in Sugar is maintained in the range of DKK 1.25-1.3 billion (DKK 1,463 million).

EBIT before special items and share-based payments
Consolidated EBIT is now expected in the range of DKK 2.3-2.4 billion against previously DKK 2.3-2.5 billion (DKK 2,204 million).

EBIT in Ingredients is expected at around DKK 1.65 billion against previously in the range of DKK 1.65-1.75 billion (DKK 1,365 million), with Genencor expected to contribute around DKK 300 million. EBIT in Sugar is maintained in the range of DKK 0.85-0.9 billion (DKK 1,035 million).

Special items
Special items are expected to amount to an unchanged net expense of DKK 250-300 million before the announced consequences of the EU sugar reform.

Profit for the year
Profit for the year before share-based payments and after special items of up to DKK 170 million after tax is maintained in the range of DKK 1.2-1.3 billion (DKK 1,335 million) before the announced consequences of the EU sugar reform.

Currency and interest assumptions
Outlook for the remaining part of 2005/06 is based on a DKK/USD exchange rate of DKK 6.16 against DKK 6.21 at the announcement of the Q2 results 2005/06. The average DKK/USD exchange rate for the 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06.

USD sensitivity
In the calculation of sensitivity to changes in the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 800 million and EBIT of around DKK 130 million.

Risk factors

The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Share capital
Danisco set up a warrant programme in 2002/03 covering more than 6,300 employees. In the second exercise window from 15 December 2005 to 12 January 2006 17% of the employees chose to exercise their warrants (giving a total 81% of employees having exercised their warrants).The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 8,342 shares of DKK 20 nominal value on 27 January 2006. The share capital now amounts to DKK 978,488,900, equivalent to 48,924,445 shares of DKK 20 nominal value.

Share-based payments
After the second opportunity to exercise warrants under the 2002/03 programme the total number of outstanding warrants and options have decreased to 1,394,393, corresponding to 2.9% of the outstanding share capital. These programmes are expensed in the income statement on an ongoing basis.

Sustainability
As a natural part of our customer relations and with a goal of being the preferred supplier of ingredients to the global food industry we closely follow the development of the avian flu, even if the risk for humans is very limited. Danisco has formed a task force to follow the global situation. This group will take relations to employees, customers and consumers into account and canalise all relevant information to our organisation, customers and suppliers.

All our sites have conducted a risk assessment and based on that taken active measures to eliminate any risk for our production, products and employees. Current information is available on our website. In case a Danisco site is located in a restricted zone we will take steps to secure stable deliveries to our customers.

Information meeting
This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm (CET) can be followed on the above website.

Financial calendar

28-29 March	2006	Capital Market Days
30 April	2006	Financial year-end
20 May	2006	IR quiet period
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period
14 December	2006	H1 results (May-October)
16 February	2007	IR quiet period
20 March	2007	9M results (May-January)

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May 2005 – 31 January 2006 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

20 March 2006

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Tom Knutzen

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2005 - 31 January 2006

(Unaudited)

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06
Continuing operations				
Revenue	**4,375**	**5,182**	**12,980**	**15,573**
Cost of sales	(2,984)	(3,443)	(8,767)	(10,327)
Gross profit	**1,391**	**1,739**	**4,213**	**5,246**
Research and development costs	(140)	(220)	(379)	(656)
Distribution and sales costs	(520)	(667)	(1,487)	(1,910)
Administrative expenses	(264)	(351)	(751)	(1,004)
Other operating income	18	39	62	92
Other operating expenses	(6)	(10)	(32)	(27)
Share-based payments	(29)	(84)	(65)	(148)
Operating profit before special items (EBIT)	**450**	**446**	**1,561**	**1,593**
Special items	(40)	(70)	(39)	(221)
Operating profit	**410**	**376**	**1,522**	**1,372**
Results of investments in associates	(7)	-	37	-
Other financial expenses, net	(65)	(129)	(215)	(354)
Profit before tax	**338**	**247**	**1,344**	**1,018**
Tax on profit	(100)	(71)	(379)	(281)
Profit from continuing operations	**238**	**176**	**965**	**737**
Discontinued operations				
Profit from discontinued operations	-	5	-	(11)
Profit	**238**	**181**	**965**	**726**
Distribution of profit:				
Profit attributable to minority interests	21	12	37	20
Profit attributable to equity holders of the parent	217	169	928	706
Total	**238**	**181**	**965**	**726**
Basic earnings per share (EPS) DKK	4.35	3.45	18.67	14.43
Basic earnings per share from continuing operations (EPS) DKK	4.35	3.35	18.67	14.66
Diluted earnings per share (DEPS) DKK	4.33	3.42	18.59	14.29
Diluted earnings per share before special items and discontinued operations DKK	4.90	4.24	19.16	16.96

CASH FLOW STATEMENT 1 May 2005 - 31 January 2006

(Unaudited)

DKK million	Q3 2004/05	**Q3 2005/06**	YTD 2004/05	**YTD 2005/06**
Cash flow from operating activities				
Profit	238	181	965	726
Depreciation	232	292	693	874
Change in working capital	(1,616)	(1,291)	(871)	279
Other adjustments	(107)	(26)	(144)	(168)
Cash flow from operating activities	**(1,253)**	**(844)**	**643**	**1,711**
Net investments	(78)	(302)	(526)	(858)
Purchase of undertakings and activities	46	(28)	(2,188)	(165)
Cash flow after investments	**(1,285)**	**(1,174)**	**(2,071)**	**688**
Cash flow from financing activities	1,159	1,154	2,103	(1,075)
Decrease/increase in cash and cash equivalents	**(126)**	**(20)**	**32**	**(387)**
Cash and cash equivalents at the beginning of the period	451	418	304	729
Exchange adjustment of cash and cash equivalents	-	(3)	(11)	53
Cash and cash equivalents at the end of the period	**325**	**395**	**325**	**395**

BALANCE SHEET

(Unaudited)

DKK million	31 January 2005	30 April 2005	31 January 2006
Assets			
Intangible assets	7,805	11,611	12,468
Property, plant and equipment	8,161	9,444	9,254
Investments	2,524	634	702
Fixed assets total	**18,490**	**21,689**	**22,424**
Inventories	6,746	6,081	6,658
Receivables	3,445	4,332	4,155
Cash and cash equivalents	325	729	395
Current assets total	**10,516**	**11,142**	**11,208**
Assets total	**29,006**	**32,831**	**33,632**
Equity and liabilities			
Share capital	994	994	978
Other reserves	10,914	11,090	11,798
Equity attributable to equity holders of the parent	**11,908**	**12,084**	**12,776**
Minority interests	292	333	287
Equity total	**12,200**	**12,417**	**13,063**
Provisions	2,077	2,039	2,156
Long-term debt	7,846	6,230	9,322
Short-term debt	6,883	12,145	9,091
Debt total	**14,729**	**18,375**	**18,413**
Equity and liabilities total	**29,006**	**32,831**	**33,632**

Changes in equity

DKK million			
Balance at the beginning of the period	**11,900**		**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(247)		290
Other movements in equity	(56)		32
Net income recognised directly in equity	(303)		322
Profit	965		726
Total recognised income and expense	**662**		**1,048**
Dividends paid to equity holders of the parent	(323)		(330)
Dividends paid to minority interests	(32)		(72)
Repurchase of own shares	(8)		-
Sale of own shares	1		-
Balance at the end of the period	**12,200**		**13,063**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Reduction of share capital	(786,750)	(15,735)	(1.58)
Holding at 31 January 2006	**-**	**-**	**0.00**

OTHER SEGMENT DETAILS 1 May 2005 - 31 January 2006

(Unaudited)

Revenue by business segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Ingredients	2,362	3,282	7,320	9,911	39	35
Sugar	2,068	1,956	5,795	5,847	(5)	1
Group eliminations	(55)	(56)	(135)	(185)	.	.
Total	**4,375**	**5,182**	**12,980**	**15,573**	18	20

Revenue by geographic segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Distribution % Q3	Distribution % YTD
Denmark	459	424	1,442	1,328	(8)	(8)	8	8
Other Nordic countries	993	917	3,104	3,052	(8)	(2)	18	20
Rest of Western Europe	919	1,082	2,809	3,236	18	15	21	21
Eastern Europe	370	384	1,030	1,125	4	9	7	7
North America	581	959	1,842	2,891	65	57	19	19
Latin America	219	313	639	877	43	37	6	6
Asia-Pacific	450	644	1,349	1,923	43	43	12	12
Rest of the world	384	459	765	1,141	20	49	9	7
Total	**4,375**	**5,182**	**12,980**	**15,573**	18	20	100	100

EBITDA before special items

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients	407	526	1,372	1,771	29	29	16.0	17.9
Sugar	353	334	1,087	953	(5)	(12)	17.1	16.3
Share-based payments	(29)	(84)	(65)	(148)	.	.	.	.
Unallocated, other	(49)	(38)	(140)	(109)	.	.	.	.
Total	**682**	**738**	**2,254**	**2,467**	8	9	14.2	15.8

Operating profit before special items (EBIT)

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients	282	338	1,000	1,208	20	21	10.3	12.2
Sugar	249	235	778	654	(6)	(16)	12.0	11.2
Share-based payments	(29)	(84)	(65)	(148)	.	.	.	.
Unallocated, other	(52)	(43)	(152)	(121)	.	.	.	.
Total	**450**	**446**	**1,561**	**1,593**	(1)	2	8.6	10.2

Special items by business segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06
Ingredients	(40)	(70)	(104)	(281)
Sugar	-	-	65	-
Unallocated, other	-	-	-	60
Total	**(40)**	**(70)**	**(39)**	**(221)**

SALES GROWTH IN INGREDIENTS
1 May 2005 - 31 January 2006
(Unaudited)

Q3 2005/06 compared to Q3 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q3
Sales growth in geographic segment						
Europe	28	2	**26**	22	**4**	40
North America	65	17	**48**	47	**1**	29
Latin America	43	21	**22**	8	**14**	10
Asia-Pacific	34	8	**26**	16	**10**	17
Rest of the world	19	2	**17**	20	**(3)**	4
Total	**39**	**8**	**31**	**26**	**5**	**100**
Sales growth in product segment						
Texturant products	13	8	**5**	-	**5**	36
Speciality products	78	11	**67**	64	**3**	52
Sweeteners	12	3	**9**	-	**9**	12
Total	**39**	**8**	**31**	**26**	**5**	**100**

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	25	1	**24**	22	**2**	40
North America	57	6	**51**	46	**5**	29
Latin America	38	15	**23**	10	**13**	9
Asia-Pacific	33	4	**29**	19	**10**	17
Rest of the world	23	-	**23**	20	**3**	5
Total	**35**	**4**	**31**	**26**	**5**	**100**
Sales growth in product segment						
Texturant products	13	5	**8**	1	**7**	37
Speciality products	71	5	**66**	64	**2**	51
Sweeteners	7	1	**6**	-	**6**	12
Total	**35**	**4**	**31**	**26**	**5**	**100**

Acquisition growth includes Rhodia for one month and Genencor for the whole period.

Stock Exchange Notices of the last 12 months

21 March 2005	Without no.	Statement of shareholdings
22 March 2005	No. 11/2005	Danisco further extends tender offer for Genencor
1 April 2005	No. 12/2005	Share buyback in Danisco A/S
5 April 2005	No. 13/2005	Danisco further extends tender offer for Genencor
8 April 2005	Without no.	Statement of insider trading
12 April 2005	No. 14/2005	Share buyback in Danisco A/S
15 April 2005	No. 15/2005	Germany clears acquisition of Genencor by Danisco
20 April 2005	No. 16/2005	Successful conclusion of Danisco tender offer for Genencor
21 April 2005	No. 17/2005	Share buyback in Danisco A/S
26 April 2005	No. 18/2005	Changes in Genencor
26 April 2005	No. 19/2005	Management changes in Danisco A/S
2 May 2005	No. 20/2005	Share buyback in Danisco A/S
21 June 2005	No. 21/2005	Announcement of results for 2004/05
22 June 2005	No. 22/2005	EU Commission proposal for sugar reform
8 July 2005	Without no.	Danisco Annual Report 2004/05
1 August 2005	No. 23/2005	Activities in Genencor Health Care scaled back
4 August 2005	Without no.	Notice convening AGM 2005
11 August 2005	No. 24/2005	Tom Knutzen new CEO-to-be at Danisco
11 August 2005	Without no.	Statement of insider trading
18 August 2005	No. 25/2005	Good potential for Danisco's sugar production in 2005
25 August 2005	No. 26/2005	Annual General Meeting – Excerpts from Chairman's report
25 August 2005	No. 27/2005	Annual General Meeting of Danisco A/S held on 25 August 2005
29 August 2005	Without no.	Updated Articles of Association with appendices
19 September 2005	No. 28/2005	Announcement of results for Q1 2005/06
21 September 2005	Without no.	Insiders' trading (2 notices)
1 November 2005	No. 29/2005	Danisco sells part of Genencor's Health Care product portfolio
1 November 2005	No. 30/2005	Warrant programme: Issue of new shares
1 November 2005	Without no.	Updated Articles of Association with appendices
24 November 2005	No. 31/2005	The EU sugar reform
15 December 2005	No. 32/2005	Announcement of results for H1 2005/06
20 December 2005	Without no.	Updated Articles of Association with appendices
27 January 2006	No. 01/2006	Warrant programme: Issue of new shares
30 January 2006	Without no.	Updated Articles of Association with appendices

Post balance-sheet date stock exchange notices

1 February 2006	No. 02/2006	Tom Knutzen is granted options in Danisco
9 February 2006	No. 03/2006	Danisco safeguards sugar activities for the future
3 March 2006	No. 04/2006	Final adoption of new EU sugar regime and transitional measures

For more information:
Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com


DANISCO
First you add knowledge...

6 February 2006 - 16:35

Nisin - a natural food preservative

Nisin is a natural, toxicologically safe, antibacterial food preservative writes Joss Delves-Broughton, Innovation Manager, Antimicrobial Applications, Danisco, UK.

The suitability of nisin as a food preservative arises from the following characteristics: it is non-toxic, the producer strains of L. lactis are regarded as safe (food-grade); it is not used clinically; there is no apparent cross-resistance in bacteria that may effect antibiotic therapeutics; and it is quickly digested. Since 1953, nisin has been sold under the trade name of Nisaplin®.

Nisin exhibits antimicrobial activity towards a wide range of Gram positive bacteria, and is particularly effective against spores. It shows little or no activity against Gram negative bacteria, yeasts, and moulds.

Discover more in the attached feature article about nisin in relation to:

- Stability and solubility
- Dairy products
- Egg products
- Canned foods
- Seafoods
- Meat products

For further information, please contact:

Joss Delves-Broughton, Innovation Manager, tel. +44 1308 86 1515

The attached article appears with permission of Food Australia


Nisin as a food preservative:

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/businessupdate_58_en.htm

2.


RECEIVED
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DANISCO
First you add knowledge...

9 February 2006 - 08:30

Danisco safeguards sugar activities for the future

Based on the new EU sugar regime and the ambition to continue to be one of the most profitable sugar producers in Europe, Danisco is planning a number of measures to safeguard its sugar activities for the future. These measures will contribute to realising the previously announced.earnings level for the sugar activities of DKK 600-750 million.

Read this release in Danish: Download the presentation:

Notice no. 03/2006

On this basis, Danisco now starts negotiations with its employees about necessary efficiencies to help reinforce the competitiveness of the sugar business.

Effective on 1 July 2006, the conditions for both the sugar industry and the beet growers will change due to the EU's new sugar regime and new rules for EU sugar exports.

In the light of this development, Danisco is planning major efficiency improvements with the aim of safeguarding its position as a leading European sugar supplier.

As a consequence, Danisco now starts negotiations with its employees about a number of measures that are deemed necessary to reduce the impact of an expected earnings decline in the wake of the substantial reduction in the EU's sugar prices, and to adapt the factory structure to the new production and export conditions.

The measures include:

- closure of the sugar factory in Assens, Denmark, after the 2006 campaign
- closure of the sugar factory in Köpingebro, Sweden, after the 2006 campaign
- closure of the sugar factory in Salo, Finland, after the 2006 campaign
- sale of parts of the sugar quotas in Sweden and Finland
- purchase of extra quota for the sugar factory in Anklam, Germany
- optimisation of administrative functions in 2007

The efficiency measures will affect up to 350 employees and reduce Danisco's total production of quota sugar by around 100,000 tonnes.

Concentration of Danish sugar production

The Danish production of sugar has in recent years exceeded the EU quota by around 75,000 tonnes (C sugar), corresponding to around 20 per cent of Danisco's Danish EU quota.

Under the new conditions in the EU the possibility of exporting, and thus producing, C sugar to the current extent no longer exists, and with modest investments it will be possible to process the Danish sugar quota at two factories.

Based on a thorough analysis of the beet growing potential, we estimate that it will be possible to maintain sugar beet growing in Denmark at the present quota level. It is expected that some growers will cease growing sugar beet and that other growers with better growing conditions will take over their beet production.

Analyses of the beet growing conditions, the factories' potential for processing the total beet volume within a reasonable campaign period and the investment and maintenance levels have shown that it would be most expedient to close the sugar factory in Assens.

We therefore now enter into negotiations with our employees and the beet growers about closing the factory after the 2006 sugar campaign.

To ensure optimal customer service, we will continue some activities relating to our silos in Assens.

Concentration of limited Swedish quota production

In Sweden, the changed economic conditions and the discontinuation of C sugar production necessitate efficiency improvements by way of concentrating the production at one sugar factory. At the same time, analyses of the beet growing potential give reason to expect a sugar output just below the current Swedish quota of 368,000 tonnes of sugar. Against this background Danisco is planning to sell a small part of this quota to the European Commission under the EU's restructuring fund.

Seeing that Danisco's sugar factory in Örtofta at a modest investment will have capacity to process the expected beet volume, negotiations will now be initiated with the employees and the beet growers on the closure of the factory in Köpingebro after the 2006 campaign.

Difficult conditions for Finnish sugar production

In Finland, Danisco and Lännen Tehtaat, our co-shareholder in our Finnish subsidiary, Sucros, have decided to carry through the campaign 2006 at both factories in Salo and Säkylä. It is a prerequisite that it is possible to make an agreement with the beet growers and the Finnish government about the conditions for beet supplies.

We estimate that beet supplies as from 2007 will make basis for maintaining production at only one of the Finnish sugar factories, and Sucros plans to sell part of the Finnish quota to the European Commission.

Taking different aspects into consideration and also as a consequence of the existing shareholders' agreement between Danisco and Lännen, the Sucros Board has concluded that it will be most appropriate to continue the factory in Säkylä following a necessary streamlining. Therefore, we will now enter into negotiations with the employees in Salo and the beet growers about closing the factory after the coming sugar campaign.

Together with our co-shareholder we will continuously analyse the economic basis for the Finnish sugar industry – availability of beet and profitability of beet processing.

Production expansion in Germany

Danisco has obtained an attractive market position in Germany, which we intend to maintain.
To further strengthen production at the sugar factory in Anklam, Danisco is planning to buy additional quota for the factory, and we agree with the sugar beet growers in the region that the growing potential allows for this.

We are now working with the beet growers and the local politicians to find a solution that ensures a satisfactory basis for continued operations at our factory in Anklam.

No changes in Lithuanian operations

In Lithuania, Danisco intends to continue operations and maintain the production currently carried out at the factories in Panevezys and Kedainiai.

Administrative functions

All administrative functions in Danisco's sugar division will be reviewed and optimised with the aim of achieving further synergies across the organisation.

The plan is to transfer the current functions in the sugar division's Swedish office in Arlöv to other locations in Sweden and Denmark in the course of 2007.

Employee support measures

The planned efficiency improvements are estimated to imply staff cuts affecting up to 350 employees.

As has been the case at previous factory closures, Danisco will be working closely with the employees to establish measures to support those that will be affected. Focus will be on helping as many as possible to find new employment and the measures will be based on individual needs. We will set up job centres at the factories concerned to provide individual counselling and help matching the competencies and job preferences of the individual to vacant positions in and outside Danisco.

Financial implications

We have previously announced that - once fully implemented - the EU sugar reform will reduce the estimated earnings level to DKK 600-750 million a year. This estimate assumed that the increase in energy prices in the autumn of 2005 would be of a temporary nature. In case energy prices continue to remain at the current high level (USD 60-65 per barrel of oil), this will result in a downscaling of expectations for the stabilised earnings level to DKK 525-675 million.

The total effect of the planned efficiency improvements will be about DKK 300 million annually when fully implemented and will contribute to realising the earnings level announced. At the same time, some fluctuations in the earnings of the sugar division are to be expected during the transitional period due in part to the efficiency programme and in part to overall turbulence on the sugar market.

The structural adjustment to the new sugar regime is estimated to imply accounting write-down of fixed assets of around DKK 1 billion over the period. Quota sales after costs incurred are estimated to generate a positive cash flow effect of around DKK 0.5 billion. Thus, the restructuring is expected to imply net accumulated Special Costs over a number of years of approximately DKK 0.5 billion.

In addition to the above cash flow effect of around DKK 0.5 billion, a cash flow effect of around DKK 0.5 billion is expected from a reduction in working capital.

It should be pointed out that the final sugar regime, which has not yet been made public, and in particular the conditions and the possible quota reduction for 2006/07 may result in adjustments to Danisco's efficiency plans, which will also require regulatory approval in Sweden and Finland where Danisco is planning to sell quotas.

Still headed for leadership

Danisco's ambition is to be the preferred supplier on the Northern European sugar market. With the planned efficiency improvements, we are building the best possible basis for continuing our progress towards this goal.

Our strategy for the coming years is to maintain and enhance our market position while intensifying speciality product development and finding new markets for our already extensive product portfolio. Our development efforts will also focus on new applications for sugar and on utilising the sugar production sidestreams for making ingredients.

Mogens Granborg, Executive Vice President of Danisco A/S, says in a comment to the efficiency plans:

'I deeply regret that a number of our employees stand to lose their jobs on account of changes in the external circumstances for our business. However, the efficiencies we're planning are crucial to remain a frontrunner in the European sugar market and a workplace employing close to 2,000 people.

With the platform we're now forming and our product and technical knowledge we're very well poised indeed for the future competitive environment, but the new conditions in the EU will require continued adjustments and efficiencies of our business.'

Today, Danisco A/S' sugar activities are independent companies in all the countries except Denmark. To improve cohesion and further strengthen our profile and communication under the new market conditions, Danisco plans to join all sugar activities in one separate legal entity that remains 100 per cent owned by Danisco.

Alf Duch-Pedersen, CEO, Danisco A/S:
'Danisco sees the sugar business as a significant and strong cash flow-generating activity that for many years has been one of the most efficient operators in Europe. We see a basis for maintaining this position going forward and we will continue to invest in the development of the sugar business in line with the other product divisions.'

Yours faithfully

Alf Duch-Pedersen
CEO

Press conference / conference call

Investors, analysts and members of the press are invited to a press conference today 9 February at 2:30 pm (CET) about Danisco's announcement of efficiency plans for the sugar activities. The conference will be held at Danisco's headquarters, Langebrogade 1, DK-1001 Copenhagen K.

The conference may also be attended by phone by calling +353 1 439 0432.

The presentation will be held by CEO Alf Duch-Pedersen and Executive Vice President Mogens Granborg, Danisco A/S.

For further information, please contact:
Mogens Granborg, Executive Vice President, Danisco A/S, tel.: + 45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: + 45 3266 2588 / +45 4011 6695
Investor Relations, Danisco A/S, tel.: + 45 3266 291

Danisco links

- Danisco Sugar division
- Sugar and the EU

Appendix 1

Danisco's sugar production and number of employees in the sugar division

Total production 2005/06: **1,274,000** tonnes of sugar
Total EU quota: **1,142,000** tonnes of sugar

Denmark

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Nakskov	191,000	12,200	190 (+43)	421,000
Nykøbing	152,000	10,700	216 (+24)	
Assens	133,000	9,900	109 (+6)	

Sweden

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Örtofta	268,000	17,100	163 (+74)	368,000
Köpingebro	138,000	10,200	130 (+69)	

Finland

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Säkylä	90,000	7,300	54 (+44)	146,000
Salo	89,000	7,000	62 (+34)	

Germany

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)
Anklam	122,000	11,000	132 (+14)	125,000

Lithuania

Factory	Sugar production 2005/06 (tonnes)	Production capacity2005/06 (tonnes of beet/24h)	Employees (campaign staff in parentheses)	EU quota (tonnes of sugar)

<table>
<tr><td>Kedainiai</td><td>44,000</td><td>3,200</td><td>196 (+108)</td><td rowspan="2">82,000</td></tr>
<tr><td>Panevézys</td><td>48,000</td><td>3,900</td><td>190 (+171)</td></tr>
</table>

Refineries

Refinery	Sugar production 2005(tonnes)	Refining capacity(tonnes of raw sugar/24h)	Employees
Kantvik (Finland)	163,000	650	198
Arlöv (Sweden)	175,000	850	167

Number of employees in the sugar division's headquarters in Copenhagen, Denmark: **117**
Number of employees in the sugar division's office in Arlöv, Sweden: **115**

Appendix 2
The EU sugar reform

In November 2005 the Council of Ministers reached a compromise on the EU sugar reform with the following main points:

- reduction of the EU's price for sugar by 36%
- reduction of the EU's price for sugar beet by 39.5%
- compensation to sugar beet growers of 64% of loss of income (under a specific arrangement for Finland, beet growers are eligible for further national subsidy)
- a quota purchasing scheme giving sugar producers wishing to discontinue their sugar production access to sell their quota to the European Commission, which subsequently cancels the quota; the scheme is financed by a levy on sugar,
- a quota purchasing scheme giving sugar producers who have previously carried on C sugar production the possibility of buying a total sugar quota of up to 1.1 million tonnes
- ban on exporting C-sugar
- major restrictions in the EU's possibility of exporting quota sugar

The EU's coming sugar regime will take effect on 1 July 2006 and will be in force until 2014/15.

Read this release in Danish

Printed Friday, 17 March 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_189_en.htm

3,




RECEIVED
2006 APR 10 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

13 February 2006 - 14:30

Danisco's Xylitol recognised in fighting tooth decay

Xylitol, a naturally occurring sweetener produced by Danisco, is gaining ground in the USA with two new scientific publications in February, underlining its usefulness in fighting tooth decay.

Both the Journal of the American Dental Association and the Journal of Dental Research have recently highlighted the unique dental benefits of Xylitol:

Studies show that on an individual basis, as well as on a community level when utilised in public health caries prevention programs, Xylitol can significantly reduce the incidence of tooth decay, can reduce plaque and can inhibit the growth of caries causing bacteria.

Dr. Peter Milgrom, lead author of one of the new studies in the US and professor and director of the NIH sponsored Northwest/Alaska Center to Reduce Oral Health Disparities, said:

"The elegance of the application of xylitol is its simplicity and safety for use by individuals and in public health programs. Given the history of previous research worldwide and our own new findings in the US, xylitol is underused as a valuable dental public health tool."

For further information, please contact:

Europe & ROW
Nicholas Dunning, Business Director tel. + 44 1737 773732
Sarah Jane Carrick, Communications Manager tel. + 44 1737 773732

North America
Ross Craig, Product Manager tel. + 1 913 764 8100 x 2523

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/businessupdate_60_en.htm

4,

DANISCO

First you add knowledge...

19 February 2006 - 23:21

Danisco Cultures targets Asia with the launch of a new patented generation of freeze-dried yoghurt cultures with an ultra-fast fermentation speed

After the opening of its new Regional Cultures Competency Centre in Singapore last October, Danisco Cultures continues to expand its offer for the Asian market with the launch of YO-MIX™ Real Quick freeze-dried cultures.

With a clear one-hour gain in fermentation time compared to standard yoghurt cultures, this new generation of YO-MIX™ cultures combines a significant improvement of fermentation performance to the benefits of the freeze-dried DVI format and the use of a patented new strain:

- They remain stable during 18 months at 4°C which eliminates the use of freezers and reduces the storage volume significantly;
- The new YO-MIX™ Real Quick freeze-dried cultures are easy to handle thanks to their DVI format;
- They make it possible to face production peaks linked to seasonality, unforecasted new orders or variations in manufacturing shifts and fermentation capacities limitations.
- The ultra-fast acidification properties of these cultures will allow dairy processors to produce extra volumes of product or shorten the incubating time;
- YO-MIX™ Real Quick cultures prove to be not only well adapted to yoghurt manufacturing processes but also offer a consistent quality and a differentiating organoleptic profile. Indeed, they include a patented strain* that brings unique textural properties to fermented milks.

"This new culture YOMIX 863 is robust and, even in formulation with sugar, there is no change in the speed of fermentation. In our assessment, the gain in speed is at least 15%, which gives additional throughput without investment", says Siew-Lii Bong, Danisco Cultures Regional Business Director (Asia Pacific).

Supported by our application specialists in our Culture Development Centre in Singapore, this new range of freeze-dried cultures is undoubtedly one of the quickest culture of the market."

* FR 2 852 604, pending PCT patent application WO 2004/085607

For further information, please contact:

Nathalie Brosse, tel: +33 1 56 60 47 26
Siew-Lii Bong, tel: +65 63 96 53 78

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/businessupdate_61_en.htm

5.


DANISCO
First you add knowledge...

22 February 2006 - 09:40

Butter flavourings from Danisco

Danisco ranks among the top ten flavour houses in the world and is, overall, the world's largest supplier of functional ingredients to the food industry.



Within our comprehensive flavour range, the specialist areas include fruit, vanilla, brown, dairy and savoury flavours.

Luxury butter for all tastes

Give low fat spreads, margarine and other food products the authentic taste of real butter with Danisco butter flavourings. Our creative expertise and application skills lie behind the several thousand butter flavourings in our range, covering the entire spectrum of taste preferences from smooth and creamy to mildly fermented.

Make the right choice

The expert assistance of our flavour application specialists ensures manufacturers select the right butter flavouring for their product.

To read more about our flavour range, see the Flavour section in Danisco.com.

For further information, please contact:

For the Asia-Pacific region, Autralia and New Zealand, please contact Ms. Irene Tan, tel: +65 6511 5600.

For other regions, please write to info.ingredients@danisco.com or contact your local sales office.

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/businessupdate_63_en.htm

6.

DANISCO

First you add knowledge...

28 February 2006 - 14:37

Danisco hosts Capital Markets days

Danisco invites investors, analysts and journalists to it's capital markets days at the Danisco Genencor facility in Palo Alto.

The two day programme held the 28-29 March 2006 at Danisco's Genencor failicy in Palo Alto, covers Danisco's enzyme and culture businesses including:

- Group strategy (by video-link) Alf Duch-Pedersen, CEO of Danisco
- The biotechnology platform Robert H Mayer, CEO of Danisco Genencor
- R&D and pipeline management Mike Arbige, Senior Vice President Technology Organisation of Danisco Genencor Scott D Power, Vice President Technology of Danisco Genencor
- Production/supply chain management Carole Cobb, Senior Vice President Supply Chain of Danisco Genencor
- Technical enzymes Thomas Pekich, Senior President of Danisco Genencor, President Technical Enzymes
- Detergents and household care Philippe Lavielle, Vice President Fabric and Household Care of Danisco Genencor
- Grain processing (including bioethanol) Brian Carter, Vice President Grain Processing of Danisco Genencor
- Bioethanol from cellulose material Jack Huttner, Vice President Commercial and Public Affairs of Danisco Genencor
- Textile and Industrial Specialities John Gell, Vice President Textiles and Industrial Specialities of Danisco Genencor

For further information, please contact:

Lise Kruse, by e-mail at lise.kruse@danisco.com or
Hans Gregersen, Investor Relations Manager, tel: +45 3266 2925

Download the invition in PDF format here:

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/february/investor_190_en.htm

7.




RECEIVED
2005 APR 10 P 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2 March 2006 - 10:50

Safe food says goodbye to allergens

Danisco protects food and the consumer with a new range of allergen-free antimicrobials and protective cultures.

Food allergy sufferers are dependent on accurate labelling of processed foods if they are to avoid specific allergens in their diets. Now international labelling laws have been introduced to make their lives easier and safer.

Danisco has responded to this new legislation by taking steps to help manufacturers avoid allergens in their products altogether.

Within food protection, the company has determined to eliminate all food allergens and ingredients that may contain allergens from its range of antimicrobials and protective cultures.

"We started this process a few years ago by removing lactose from some of our TEXEL® Meat Cultures," says Stéphane Constant, Food Protection Business Director.

"We have now totally switched the production of Nisaplin® Natural Antimicrobial to media free of milk, soya, wheat and egg. Nor do we include any of the allergens listed in the new legislation in the production or formulation of these products.

Most TEXEL® Meat Maturation Cultures and HOLDBAC™ Protective Meat Cultures are now produced without allergens."

Non-dairy natural antimicrobial

The development of entirely non-dairy Nisaplin® Natural Antimicrobial has been achieved by replacing traditional foaming and scooping processes with modern, safer and more consistent micro-filtration and ultra-filtration technology at the Nisaplin® production plant.

In addition to enabling the full replacement of milk with sugar and non-allergenic protein sources, the new extraction process has optimised the plant's fermentation and extraction capacity and made it generally more environmentally friendly.

"Today, our non-dairy Nisaplin® is Kosher certified. We also aim to get ISO 14000 certification with full health, safety and environment clearance by the spring of this year," says Business Director Stéphane Constant.

Allergen-free food protection for meat

To develop a complete range of allergen-free starter cultures for meat fermentation and protection purposes, Danisco established a development project targeting the TEXEL® Meat Culture and HOLDBAC™ Protective Culture ranges.

The project team has developed new strain manufacturing, formulation and downstream processes and validated the resulting products in situ. Customers have also been involved in qualifying the final products.

"Our allergen-free TEXEL® Meat Maturation Culture and HOLDBAC™ Meat Protective Culture products are staggered for full implementation by this spring - but currently we have more than 11 strains and 39 products that are fully allergen free.

Other benefits of our newly developed processes are higher yield in terms of cell density and improved nitrate reductase activities," says Business Director Stéphane Constant.

The road ahead

Work continues to optimise Danisco's allergen-free food protection solutions and allow manufacturers to concentrate on what they are best at: the production of consistently appealing food and beverage products.

As every manufacturer knows, product recalls due to incorrect labelling are an expensive burden. Danisco is lightening the load.

For more information, please contact:

Stéphane Constant, Food Protection Business Director, Tel.: +33 (1) 56 604780
Carl Johan Corneliussen, Media Relations Manager, Tel.: +45 32 66 29 26

EXECUTIVE BOARD


DANISCO

First you add knowledge...

8

Danisco A/S
Langebrogade 1
P.O Box 17
DK-1001 Copenhagen K
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Notice no. 4/2006

3 March 2006

Final adoption of new EU sugar regime and transitional measures

Danisco issued a stock exchange notice on 9 February 2006 about the expected new EU sugar regime, in which we outlined the planned efficiencies to safeguard the sugar business for the future, in particular to help ensure the future stabilised earnings level of DKK 525-675 million calculated at today's energy prices.

Danisco is currently negotiating with the employees at the workplaces that are planned to be closed as part of the efficiencies. The negotiations with the beet growers about the future inter-professional agreements are also progressing well, however with the talks in Finland being very complicated.

The final text of the EU sugar regime does not give rise to any changes in the efficiency plans we have presented.

As a step in the transitional measures, the European Commission has proposed a temporary reduction of around 2.5 million tonnes in the EU's quota sugar production in the coming sugar campaign 2006/07 to remove the large sugar surplus in the market. Danisco's share is around 160,000 tonnes for all Danisco's sugar producing countries.

Executive Vice President, Mogens Granborg, says:

'The Commission has made a positive move to normalise the sugar market situation in the EU faster, even if it means a lower quota production for sale in the next financial year.'

Although the reduction is bigger than expected, the financial implications will not cause a change in the expectations for the underlying operations as stated above.



However, the European Commission has also decided to charge a restructuring levy on the full quota for 2006/07 even though with the quota reduction we are in reality prevented from selling the full quota production. This levy must be considered a sort of special one-off levy intended to promote faster quota sales. The one-off levy will have a negative impact on the 2006/07 results of around DKK 100 million before any positive dynamic effects.

Expectations for the 2006/07 financial year will be announced in connection with the announcement of the annual results for 2005/06 on 20 June 2006.

Yours faithfully

Mogens Granborg
Executive Vice President

For further information, please contact:
Mogens Granborg, Executive Vice President, Danisco A/S, tel.: + 45 3266 2000
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: + 45 3266 2588 / +45 4011 6695
Investor Relations, Danisco A/S, tel.: + 45 3266 2912
Media Relations, Danisco A/S, tel.: +45 3266 2913

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

9

DANISCO

First you add knowledge...

6 March 2006 - 22:41

Start planning for heat stress now, advises Danisco

Though the hot summer months in many countries may seem some time away, Danisco Animal Nutrition is advising poultry producers to start planning their management and nutritional strategies now in order to minimise the negative effects of heat stress on poultry performance.

Traditionally, producers rely on environmental control systems or introduce dietary electrolyte supplements to try to minimise the negative effects of heat stress.

However, many now recognise the value of also supplementing diets with Betafin®, (Danisco Animal Nutrition), a form of natural betaine extracted from sugar beet and highly purified using patented chromatographic separation techniques.

"Dehydration due to chronic heat stress often causes variation in the growth and feed conversion of poultry and in more acute situations results in increased mortality," states Dr Gary Partridge, the company's Technical Services Director.

"Our form of betaine has very potent osmolytic properties, which helps the bird to maintain the correct cellular water balance. Dehydration is reduced, resulting in more uniform growth, particularly when the bird is exposed to fluctuating heat stress conditions."

A trial conducted at the Oklahoma State University, USA, showed that Danisco's highly potent betaine increased water retention in heat-stressed broilers exposed to temperatures up to 35°C by 14%.

Eight trials in the US, Europe, Middle East and Asia also demonstrated the high value of betaine in greatly reducing the negative effects of heat stress in poultry. Betafin produced more consistent bird performance and improved feed conversion by an average of approximately 6%.

The economic benefits for the broiler producer are considerable. Feed costs vary significantly throughout the world, from approximately $145/tonne in the US and $205/tonne in France to $275/tonne in Thailand. Based on these figures, this highly potent form of betaine can reduce feed costs by around $9 -$17 per tonne.

"Including betaine in poultry diets undoubtedly offers significant benefits in terms of maintaining bird performance under high ambient temperatures and in other situations where water balance is disturbed, such as chronic disease challenge. Betaine can therefore perform a vital role as part of an overall strategy to minimise the adverse effects of environmental stress," Dr Partridge concludes.

For further information, please contact:

Andrea Barletta Global Marketing Manager, Danisco Animal Nutrition.
Tel: +44 (0) 1672 517777 or Email: andrea.barletta@danisco.com

Julian Cooksley Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022 or Email:julian.cooksley@kendallscom.co.uk

NOTES FOR EDITORS

A photograph of Dr Gary Partridge is available from
julian.cooksley@kendallscom.co.uk

10.


DANISCO
First you add knowledge...

8 March 2006 - 17:00

Trade secret lawsuit against Genencor dismissed

Lawsuit focused on technology related to granular starch hydrolyzing enzymes for the ethanol industry.

Genencor International, Inc. announced today that The Broin Companies have dismissed a misappropriation of trade secrets lawsuit against the company.

Both companies have agreed not to disclose details pertaining to the dismissal.

"Genencor has a 20-plus year reputation for operating as a responsible company based on positive partnerships with customers.

This is the foundation of our business and we will continue to conduct ourselves in an ethical manner," said Thomas J. Pekich, president of Genencor.

"We are very pleased that The Broin Companies agreed to dismiss this lawsuit," said Brian Carter, vice president of Grain Processing for Genencor.

"We have had a sterling record of cooperation with our customers over the years and now we can further focus our efforts to make available our granular starch hydrolyzing enzyme technology for the fuel ethanol industry."

For further information, please contact:

Angela Blackwell, Communications Manager tel. +1 585 256 5200

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/pressrelease_346_en.htm

11.


DANISCO
First you add knowledge...

8 March 2006 - 13:00

Danisco continues as sponsor of Tivoli

Danisco has just signed an agreement with Tivoli to continue the partnership.

For the next three years, Danisco will be main sponsor of classical music in the newly refurbished Concert Hall.

Tivoli opens on 12 April this year with Nikolaj Koppel as new Music Director for Tivoli. The season will see his innovative style reflected in an exiting and versatile programme to suit the curious visitor.

This year alone, Tivoli Concert Hall will be featuring stars like violinist Anne-Sophie Mutter, brilliant pianist Ivo Pogorelich and pop diva Lisa Nilsson. Children's entertainers Martin and Ketil will also be giving several concerts.

'For Danisco it's a great pleasure to be sponsoring Tivoli Concert Hall. We're a global company with a global focus and we would like to help bringing music and artists from around the world to the Danes at the same time as putting Tivoli on the map as an international concert hall and venue for outstanding events', says Alf Duch-Pedersen, CEO of Danisco.

Tivoli Concert Hall reopened in November 2005 after a DKK 125 million renovation.

It is not the first time Danisco partners with the Concert Hall. In 1997, Danisco also sponsored classical music in the Concert Hall and most recently Tivoli's Pantomime Theatre up until 2005.

For further information, please contact:

Carl Corneliussen, Media Relations Manager, Danisco A/S, tel. +45 32 66 29 26


Read this release in Danish

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/pressrelease_345_en.htm

12.

DANISCO

First you add knowledge...

8 March 2006 - 16:56

Danisco ranks as the third most innovative company by Innovation Cup.

"The winner of the capital's regional Innovation Cup 2006 was made public today at a conference at Copenhagen's town hall."

"Each participant in the Innovation Cup is measured on their ability to create good frameworks for innovation, drive innovation processes efficiently and produce results in the form of development and earnings."

Read the full article in Danish only at the Innovation Cup website:

http://www.innovationcup.dk/
The full article in Danish

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/business_update_64_en.htm

13.


First you add knowledge...

13 March 2006 - 09:27

The Danisco website satisfies users needs

Danisco.com meets and surpasses our target groups' expectations.

An evaluation survey conducted between 16 December 2005 and 15 January 2006 of the revised Danisco.com website indicates that web users and business customers are getting what they want from www.danisco.com.

In the online survey, a total of 1158 persons participated responding to questions based on the original redesign criteria including the support of Danisco's one-stop-supplier strategy and receiver-oriented web communication.

Highlights

Respondents registered an appreciation for the design, find it consistent and that the front page clearly signals Danisco operates in ingredients.

Business customers are an international user group and their answers, in addition to the answers from Danisco's own sales staff, show that the website plays a pivotal role for both existing and potential customers.

Communication consultants, MEGAFON and Bysted evaluated the results as being: "viewed very favourably by the various stakeholders.

The results are particularly notable when taking into consideration how complex a task the website is undertaking in addressing a wide range of target groups with very different demands."

The results prove that Danisco's redesign strategy has successfully addressed a wide range of target groups with different demands from a website.

For further information, please contact:

Nicholas Laws, tel. + 45 32 66 29 40

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/pressrelease_347_en.htm

14.





First you add knowledge...

20 March 2006 - 11:50

9M results announced with continued growth in both Ingredients and Genencor

Danisco maintains a strong cash flow from operations as well as the overall expectations for 2005/06.

Notice no.5/2006

However, operating profit in Ingredients has been downscaled due to the rising energy and raw material prices and the resulting increase in the pressure on margins in Q3.

Organic growth was 5% in Ingredients and 8% in Genencor year-to-date. Danisco is estimated as a minimum to have maintained its market position.

The integration of Genencor is progressing as expected. With the restructurings announced in Sugar, the division has a strong platform to reduce the impact of the EU sugar reform.

For further information, please contact:

Hans Gregersen, Investor Relations Manager, tel. +45 3266 2912
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2913

Read the full release in Danish here

Read the full release in English here

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/archive/investor_192_en.htm

DANISCO

First you add knowledge...



20 March 2006
Announcement of Results for 9M 2005/06
(1 May 2005 – 31 January 2006)

Contents

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in more than 40 countries and reported revenue of DKK 17.8 billion in 2004/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry for instance to improve the texture in bread and ice cream but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Executive Board



First you add knowledge...

Notice no. 05/2006

Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

20 March 2006

Announcement of Results for 9M 2005/06
1 May 2005 – 31 January 2006
(Unaudited)

Continued growth in both Ingredients and Genencor

Danisco maintains a strong cash flow from operations as well as the overall expectations for 2005/06. However, operating profit in Ingredients has been downscaled due to the rising energy and raw material prices and the resulting increase in the pressure on margins in Q3. Organic growth was 5% in Ingredients and 8% in Genencor year-to-date. Danisco is estimated as a minimum to have maintained its market position. The integration of Genencor is progressing as expected. With the restructurings announced in Sugar, the division has a strong platform to reduce the impact of the EU sugar reform.

9M results 2005/06

- **Revenue** grew by DKK 2.6 billion or 20% to DKK 15.6 billion of which Genencor represented DKK 1.9 billion and Ingredients DKK 0.7 billion.
- **EBITDA before special items** rose 9% to DKK 2,467 million, equivalent to an EBITDA margin of 15.8%. Adjusted for share-based payments EBITDA rose 13% to DKK 2,615 million, equivalent to an EBITDA margin of 16.8%.
- **EBIT before special items** rose 2% to DKK 1,593 million, equivalent to an EBIT margin of 10.2%. Adjusted for share-based payments EBIT rose 7% to DKK 1,741 million, equivalent to an EBIT margin of 11.2%.
- **Consolidated profit** fell 25% to DKK 726 million as expected. The lower profit may be ascribed to the consolidation of Genencor including special items and to share-based payments.

Outlook for 2005/06

- **Revenue** is forecast at around DKK 21 billion against previously in the range of DKK 20.5-22.0 billion.
- **EBITDA before special items and share-based payments** is expected around DKK 3.5 billion against previously in the range of DKK 3.6-3.8 billion.
- **EBIT before special items and share-based payments** is expected in the range of DKK 2.3-2.4 billion against previously DKK 2.3-2.5 billion.
- **Special items** are expected to amount to an unchanged net expense of DKK 250-300 million before the announced consequences of the EU sugar reform.
- **Consolidated profit before share-based payments and after special items** is expected to be unchanged in the range of DKK 1.2-1.3 billion before the announced consequences of the EU sugar reform.

KEY FIGURES AND FINANCIAL RATIOS

GROUP (Unaudited)

		Q3 2004/05	**Q3 2005/06**	YTD 2004/05	**YTD 2005/06**
Income statement in DKK million					
Continuing operations					
Revenue		4,375	5,182	12,980	15,573
EBITDA before special items		682	738	2,254	2,467
Operating profit before special items (EBIT)		450	446	1,561	1,593
Special items		(40)	(70)	(39)	(221)
Operating profit		410	376	1,522	1,372
Financials, net		(72)	(129)	(178)	(354)
Profit before tax		338	247	1,344	1,018
Profit from continuing operations		238	176	965	737
Profit from discontinued operations		-	5	-	(11)
Profit		238	181	965	726
Profit attributable to equity holders of the parent		217	169	928	706
Operating profit before special items (EBIT)					
Ingredients		282	338	1,000	1,208
Sugar		249	235	778	654
Share-based payments		(29)	(84)	(65)	(148)
Unallocated, other		(52)	(43)	(152)	(121)
Total		**450**	**446**	**1,561**	**1,593**
Cash flows in DKK million					
Cash flow from operating activities		(1,253)	(844)	643	1,711
Cash flow from investing activities		(32)	(330)	(2,714)	(1,023)
Cash flow after investments		**(1,285)**	**(1,174)**	**(2,071)**	**688**
Financial ratios *					
Diluted average number of shares	'000	49,970	49,348	49,895	49,384
Diluted earnings per share (DEPS)	DKK	4.33	3.42	18.59	14.29
Diluted earnings per share before special items and discontinued operations	DKK	4.90	4.24	19.16	16.96
Diluted cash flow per share	DKK	(25.08)	(17.10)	12.89	34.65
Diluted number of shares at period-end	'000			49,872	49,308
Diluted book value per share (BVPS)	DKK			239	259
Market price per share	DKK			338	465

	31 January 2005	30 April 2005	**31 January 2006**
Balance sheet in DKK million			
Assets	29,006	32,831	33,632
Equity attributable to equity holders of the parent	11,908	12,084	12,776
Equity	12,200	12,417	13,063
Interest-bearing debt, net	10,683	13,847	13,879
Invested capital	22,135	27,540	28,060

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Group Financials

Income statement

Stable growth trend

Danisco reported revenue of DKK 15,573 million year-to-date, which corresponds to revenue growth of 20%, mainly driven by Ingredients. Sugar (37% of group revenue) grew 1% in the period while Ingredients (63% of group revenue) grew 35%. Growth in Ingredients can be broken down into 5% organic growth, 26% acquisition growth and 4% currency translation effect

Gross profit rose 25% to DKK 5,246 million year-to-date, representing a gross margin of 33.7% versus 32.5% in the same period last year. This positive trend has to some extent been driven by the consolidation of Genencor.

EBITDA grew 13% in spite of rising energy and raw material prices

EBITDA before special items and share-based payments grew 13% to DKK 2,615 million year-to-date, which represents progress in Ingredients mainly from the consolidation of Genencor and the expected setback in Sugar. Including share-based payments EBITDA grew 9% to DKK 2,467 million. The EBITDA margin was 16.8% against 17.9% in the year-prior period. The margin decline may be ascribed to the performance in Sugar and rising energy and raw material costs in Ingredients, which have not yet been fully offset through price increases. The Ingredients business was also impacted by rising R&D spending.

EBIT rose 7%

EBIT before special items and share-based payments rose 7% year-to-date to DKK 1,741 million against the same period last year. This represents an EBIT margin of 11.2% versus 12.5% last year. Including share-based payments EBIT rose 2% to DKK 1,593 million.

Share-based payments year-to-date came to DKK 148 million of which DKK 84 million was expensed in Q3, DKK 9 million in Q2 and DKK 55 million in Q1. The large increase in Q3 can be attributed to the DKK 70 share price increase to DKK 465 at 31 January.

Special items came to a net expense of DKK 221 million of which DKK 70 million was expensed in Q3. This essentially relates to restructuring in Ingredients.

Net interest expenditure etc. amounted to DKK 354 million against DKK 215 million in the same period last year. The increase mainly relates to the acquisition of Genencor.

Taxes came to DKK 281 million, a tax rate of 27.6% compared with 28.2% in the year-prior period. However, special items for Q1 included tax-free income of DKK 60 million.

Consolidated profit fell 25% to DKK 726 million as expected

Consolidated profit fell 25% to DKK 726 million year-to-date as expected, mainly deriving from the consolidation of Genencor including special items and the increase in share-based payments.

Cash flow statement

Continued strong operating cash flow

Cash flows from operations continued the strong trend, growing 166% to DKK 1,711 million, chiefly attributable to working capital improvement. Sugar was the main contributor due to reductions in both receivables and inventories.

Investments grew 63% to DKK 858 million, chiefly deriving from Ingredients with investments in new plants in the original Ingredients business and in Genencor. DKK 165 million has been paid for acquisitions year-to-date, relating to the final takeover of Genencor.

Balance sheet

Invested capital increased by DKK 5.9 billion on the same period last year, relating mainly to the Genencor acquisition. The DKK 0.5 billion increase since 1 May is chiefly related to exchange rate adjustments.

Equity grew by DKK 646 million net after dividend payments totalling DKK 402 million. The gross increase of around DKK 1 billion was mainly generated by earnings (70%) and exchange rate adjustments (30%).

Ingredients

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Texturant products	1,049	1,181	3,197	3,598	13	13
Speciality products	953	1,696	2,976	5,080	78	71
Sweeteners	357	400	1,144	1,221	12	7
Group eliminations	3	5	3	12	.	.
Revenue	**2,362**	**3,282**	**7,320**	**9,911**	39	35
EBITDA	**407**	**526**	**1,372**	**1,771**	29	29
EBITDA margin %	17.2	16.0	18.7	17.9	.	.
EBIT	**282**	**338**	**1,000**	**1,208**	20	21
EBIT margin %	11.9	10.3	13.7	12.2	.	.

Ingredients and Genencor reported 5% and 8% organic growth year-to-date, as minimum maintaining their global market position. Ingredients experienced a certain margin pressure, as it has not been possible to fully offset the rising energy and raw material prices. The integration of Genencor is progressing as expected.

9M results 2005/06

Growth trend maintained

Ingredients including Genencor recorded 35% revenue growth year-to-date with 5% organic growth, 4% currency translation and 26% from acquisitions – Genencor and RFI (the latter only consolidated for 11 months in 2004/05). In terms of products, texturant products and sweeteners continued to record the strongest growth in both Q3 and year-to-date. North and Latin America as well as Asia-Pacific were the primary growth drivers, while Europe fluctuated a great deal.

Genencor maintains market share as a minimum

Genencor added revenue of around DKK 1.9 billion, representing 9% organic growth in Q3 and 8% year-to-date (Genencor's entire revenue is shown under acquisitions).

EBITDA grew 29% to DKK 1,771 million, representing an EBITDA margin of 17.9% against 18.7% in the same period last year. Genencor recorded EBITDA of DKK 375 million, equivalent to an EBITDA margin of 19.9%. The EBITDA margin for Ingredients year-to-date excluding Genencor is 17.4% versus 18.7% in the same period last year.

EBIT margin affected by structural matters and rising energy and raw material prices

EBIT grew 21% to DKK 1,208 million year-to-date, representing an EBIT margin of 12.2% compared with 13.7% in the same period last year. Genencor recorded EBIT of DKK 225 million, equivalent to an EBIT margin of 11.9%. The margin decline of 1.5 percentage points for Ingredients can be broken down into the following elements:

- Increased R&D spending in enzymes: 0.6%
- Rising energy and raw material costs and other matters: 0.6%
- Consolidation of Genencor: 0.3%

Restructuring of the European logistics function

Progressing as expected

The logistics restructuring was started in Grindsted and will now be implemented throughout the European organisation. So far the project is progressing according to plan, and the earlier announced cost efficiencies of DKK 30-40 million and inventory reduction of DKK 100 million will be effected in the 2006/07 financial year.

Product areas

Robust growth to date

Texturant products (Organic growth: Q3 5% and YTD 7%)
Texturant products cover three divisions - Emulsifiers, Textural Ingredients and Functional Systems, representing 37% of the ingredients business. All three divisions contributed to the strong revenue performance year-to-date. The slightly lower growth in Q3 can mainly be attributed to weak markets in parts of Western Europe and Rest of World.

Dairy, ice-cream along with fruit and jam were the strongest growth segments within applications, while margarine and oils had difficult trading conditions.

The first major commercial contract for GRINDSTED® SOFT-N-SAFE has been obtained, which is an important milestone showing that the product also in practice works well as an excellent alternative to the existing plasticisers. As a consequence, we have decided to invest in more capacity and are planning to have it on stream in about one year.

Speciality products (Organic growth: Q3 3% and YTD 2%)
Speciality products cover five divisions – Flavours, Specialities (food enzymes etc.), Cultures, Animal Nutrition (feed enzymes etc.) and Genencor (technical enzymes), representing 51% of the ingredients business.

- Flavours: The division recorded modest organic growth in Q3, and the extensive rationalisations through the last two years have resulted in a stabilised operating margin. However, these rationalisation measures will not be completed until some time in the next financial year. Year-to-date, the division has recorded a slight, negative organic growth rate.

- Cultures: The RFI acquisition continued to develop excellently, recording strong organic growth again in Q3. This has called for new investments in production plant and product development.

- Enzymes: The three main enzyme segments – technical, food and feed – continued the strong growth trend, in particular Genencor, recording 9% organic growth in Q3 and 8% year-to-date.

Structure of enzyme business

Genencor and the enzyme business
Danisco will be hosting two capital market days in Palo Alto, California on 28-29 March with focus on the biotechnology platform, i.e. enzymes and cultures.

Danisco's enzyme business has been joined under Speciality Products but is now divided into independent divisional areas.

- Genencor: Production and coordination of R&D, and sale of technical enzymes
- Specialities: Sale of food enzymes
- Animal Nutrition: Sale of feed enzymes

This is to ensure optimal utilisation of Danisco's strengths within customers, distribution and application know-how.

The Genencor acquisition is progressing according to the integration and restructuring plans laid down. The target is still delivering results that correspond to the capital cost of 7.5% after tax in the course of a three-year period. However, as earlier indicated, this may be impacted by risk factors such as timing of R&D and product introductions and the competitive situation.

Financial targets for Genencor

Based on the requirement for return on capital as stated above the following financial targets have been determined for Genencor:

- Revenue: Average 5-10% annual growth over an estimated R&D cycle of 5-7 years
- EBIT margin of 15-20%

The target for the EBIT margin may be deviated from for a certain period of time if attractive R&D projects require funding, but which can be fully offset by an attractive revenue and earnings potential.

Continued solid growth, but margin pressure from volatile raw material supplies

Sweeteners (Organic growth: Q3 9% and YTD 6%)
Sweeteners chiefly comprise two product areas: Xylitol (natural sweetener) and Litesse® (fibres), which together represent 12% of the Ingredients business.

The largest product area, Xylitol, reported accelerated revenue growth in Q3 with 9% organic growth, mainly driven by Eastern Europe, Latin America and Asia-Pacific.

Overall, the revenue trend has a strong foundation, but the division continues to face major challenges from volatile raw material supplies, including prices.

Geographic markets

Fluctuating growth year-to-date

Europe (Organic growth: Q3 4% and YTD 2%)
Europe represents 40% of revenue and is highly significant for the development in Ingredients. The organic growth rate has fluctuated during the year, up 3% in Q1, down 3% in Q2 and up 4% in Q3, resulting in 2% growth year-to-date. The uneven performance can mainly be attributed to Western Europe. Eastern Europe maintained double-digit growth in both Q3 and year-to-date, with special emphasis on Russia. Danisco is estimated at least to have maintained its market share during the period, which testifies to a similar market development. The food market in Western Europe is estimated to be under pressure and improved product development efforts are necessary along with positive trading conditions to ensure a stronger positive market development.

For the year to date, texturant products, sweeteners and cultures were the main growth drivers, while flavours as stated earlier recorded negative growth, if less negative than before. The strongest application areas were beverages, dairy and ice-cream.

Growth setback in Q3

North America (Organic growth: Q3 1% and YTD 5%)
Against strong organic growth of 7% in H1, growth fell to 1% in Q3. This is not taken as a weakened market position. The region is Danisco's second largest, representing 29% of revenue.

The best performing product areas year-to-date were texturant products, animal nutrition and cultures, whereas flavours performed adversely. Bakery and beverages were the strongest segments in Q3.

Latin America (Organic growth: Q3 14% and YTD 13%)
The region represents 9% of revenue and has generated stable organic growth year-to-date. Performance in the region is broadly based across the product range with cultures, food enzymes and sweeteners among the strongest product areas.

Stable growth in Asia

Asia-Pacific (Organic growth: Q3 10% and YTD 10%)
The region represents 17% of revenue and has maintained a stable growth rate of around 10% year-to-date, continuing the positive trend. Performance is based on a broad range of the entire product portfolio with a few exceptions, such as flavours.

The beverage segment in particular performed strongly in Q3.

Innovation and venture

Danisco has decided to consolidate the R&D activities within food safety in Brabrand, Denmark, to where the activities in Beaminster, UK, will be transferred. Also, parts of the activities in this area will be transferred from the factory in Niebüll, Germany.

New culture products to prevent undesired bacteria in food products have been launched and well received by the market.

Two new baking enzymes have been launched year-to-date and are already selling. Further product launches are expected in this area in the next 6-12 months.

Sugar

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Revenue	**2,068**	**1,956**	**5,795**	**5,847**	(5)	1
EBITDA	**353**	**334**	**1,087**	**953**	(5)	(12)
EBITDA margin %	17.1	17.1	18.8	16.3	.	.
EBIT	**249**	**235**	**778**	**654**	(6)	(16)
EBIT margin %	12.0	12.0	13.4	11.2	.	.

The performance year-to-date was in line with expectations when adjusted for the rising energy costs that were reported in the Q1 results announcement. Danisco announced a restructuring plan on 9 February regarding the new EU sugar reform.

9M results 2005/06

Sugar achieved revenue growth of 1% year-to-date to DKK 5,847 million (negative by 5% in Q3), which is in line with expectations. The European sugar industry continues to be subject to intensified competition in the run-up to the sugar reform and the WTO decision banning exports of C sugar. As indicated earlier this has meant rising prices for export licenses.

EBIT developed as expected

EBIT of DKK 654 million year-to-date was as expected, representing an EBIT margin of 11.2% against 13.4% in the same period last year. The negative margin performance is chiefly related to rising prices for export licenses, market turbulence and to a lesser extent rising energy costs. The rising world market prices for sugar only had a small positive effect due to the generally low earnings from exports of C sugar.

Strong cash flow

Cash flows in Sugar continued to be very strong as a result of payment of receivables from the EU and ongoing inventory reductions.

Production for 2005/06 developed as expected

Satisfactory sugar campaign

The sugar campaign ended at the turn of the year, yielding a total output of 1.275 million tonnes against 1.242 million tonnes the year before. This fulfilled the earlier announced expectations, and the production progress was completed satisfactorily.

Restructuring plan announced ahead of the EU sugar reform

Danisco announced a restructuring plan for the sugar business on 9 February in preparation of the EU sugar reform and the WTO decision banning exports of C sugar to be effective as of 22 May 2006. Danisco has initiated negotiations with the relevant parties such as government authorities, agricultural organisations and employees. The plan includes:

- Closing down factory in Assens, Denmark
- Closing down factory in Köpingebro, Sweden
- Closing down factory in Salo, Finland
- Total quota sale of 0.1 million tonnes after quota purchase in Germany
- Rationalisation of the administrative functions in Denmark and Sweden
- Staff cuts of around 350 employees

Negative results impact from restructuring but positive cash flow

The closures will generate a writedown of around DKK 1 billion over the implementation period, offset by net income from quota sales of around DKK 0.5 billion. The resulting net expense of DKK 0.5 billion will be expensed under special items. The cash flow effect is positive, as quota sales will release around DKK 0.5 billion, and working capital will be reduced by DKK 0.5 billion, which means a total release of around DKK 1 billion in the course of the next two or three years.

Unchanged EBIT expectation

When the sugar reform is fully implemented, Sugar expects to maintain EBIT of DKK 525-675 million at the current oil price of around USD 65. Danisco estimates that a change of USD 20 per barrel will have an effect of around DKK 100 million.

The EU has decided to implement an extraordinary quota reduction of 14% for the 2006/07 campaign in order to reduce the existing surplus stocks in the EU. The reduction is not the same for all countries, and Danisco's reduction totals 16%, or 0.16 million tonnes. Danisco supports this step as the best method to restore balance in the European sugar market quickly. However, it was a surprising move that the EU also announced that the restructuring levy will continue to be charged on the full sugar quota, which means an extra expense of around DKK 100 million before any dynamic effects. This change in expectations for 2006/07 was announced in Stock Exchange Notice no. 04 of 3 March 2006. It is important to emphasise that this does not change the long-term earnings expectations for the business area.

Outlook for 2005/06

Danisco maintains expectations for consolidated profit for the financial year 2005/06 of DKK 1.2-1.3 billion. However, the rising energy and raw material prices have caused a downscaling of operating profit expectations for Ingredients, as it has taken longer than expected to implement compensating price increases.

Revenue
Revenue is now expected to be around DKK 21 billion against previously in the range of DKK 20.5-22.0 billion (DKK 17.8 billion).

Revenue in Ingredients is now expected in the range of DKK 13.0-13.5 billion against previously DKK 12.5-13.5 billion (DKK 9.9 billion). Expectations for Genencor are maintained unchanged at around DKK 2.4 billion. Revenue in Sugar is expected at around DKK 8 billion against previously in the range of DKK 8.0-8.5 billion (DKK 8.2 billion).

EBITDA before special items and share-based payments
Consolidated EBITDA is forecast at around DKK 3.5 billion against previously in the range of DKK 3.6-3.8 billion (DKK 3,168 million). The change has been made because it has taken longer than expected to implement compensating price increases to offset the rising energy and raw material prices in Ingredients.

EBITDA in Ingredients is expected at around DKK 2.4 billion against previously in the range of DKK 2.5-2.6 billion (DKK 1,879 million), with Genencor adding unchanged around DKK 500 million. EBITDA in Sugar is maintained in the range of DKK 1.25-1.3 billion (DKK 1,463 million).

EBIT before special items and share-based payments
Consolidated EBIT is now expected in the range of DKK 2.3-2.4 billion against previously DKK 2.3-2.5 billion (DKK 2,204 million).

EBIT in Ingredients is expected at around DKK 1.65 billion against previously in the range of DKK 1.65-1.75 billion (DKK 1,365 million), with Genencor expected to contribute around DKK 300 million. EBIT in Sugar is maintained in the range of DKK 0.85-0.9 billion (DKK 1,035 million).

Special items
Special items are expected to amount to an unchanged net expense of DKK 250-300 million before the announced consequences of the EU sugar reform.

Profit for the year
Profit for the year before share-based payments and after special items of up to DKK 170 million after tax is maintained in the range of DKK 1.2-1.3 billion (DKK 1,335 million) before the announced consequences of the EU sugar reform.

Currency and interest assumptions
Outlook for the remaining part of 2005/06 is based on a DKK/USD exchange rate of DKK 6.16 against DKK 6.21 at the announcement of the Q2 results 2005/06. The average DKK/USD exchange rate for the 2004/05 financial year was DKK 5.88. The interest rate level is expected to be in line with forward interest rates in 2005/06.

USD sensitivity
In the calculation of sensitivity to changes in the USD rate we include currencies that correlate with USD. The calculation is based on figures from the financial years 2003/04 and 2004/05 and on a translation assumption. The figures include Genencor. A change in the USD/DKK rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 800 million and EBIT of around DKK 130 million.

Risk factors
The forward-looking statements contained in this announcement, including expected trends of sales and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency developments, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Share capital
Danisco set up a warrant programme in 2002/03 covering more than 6,300 employees. In the second exercise window from 15 December 2005 to 12 January 2006 17% of the employees chose to exercise their warrants (giving a total 81% of employees having exercised their warrants). The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 8,342 shares of DKK 20 nominal value on 27 January 2006. The share capital now amounts to DKK 978,488,900, equivalent to 48,924,445 shares of DKK 20 nominal value.

Share-based payments
After the second opportunity to exercise warrants under the 2002/03 programme the total number of outstanding warrants and options have decreased to 1,394,393, corresponding to 2.9% of the outstanding share capital. These programmes are expensed in the income statement on an ongoing basis.

Sustainability
As a natural part of our customer relations and with a goal of being the preferred supplier of ingredients to the global food industry we closely follow the development of the avian flu, even if the risk for humans is very limited. Danisco has formed a task force to follow the global situation. This group will take relations to employees, customers and consumers into account and canalise all relevant information to our organisation, customers and suppliers.

All our sites have conducted a risk assessment and based on that taken active measures to eliminate any risk for our production, products and employees. Current information is available on our website. In case a Danisco site is located in a restricted zone we will take steps to secure stable deliveries to our customers.

Information meeting
This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3.00 pm (CET) can be followed on the above website.

Financial calendar

28-29 March	2006	Capital Market Days
30 April	2006	Financial year-end
20 May	2006	IR quiet period
20 June	2006	Results for 2005/06
22 August	2006	IR quiet period
24 August	2006	Annual General Meeting 2006
19 September	2006	Q1 results (May-July)
16 November	2006	IR quiet period
14 December	2006	H1 results (May-October)
16 February	2007	IR quiet period
20 March	2007	9M results (May-January)

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Management's statement

The Board of Directors and the Executive Board have considered and approved the interim report for the period 1 May 2005 – 31 January 2006 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with international financial reporting standards (IFRS) and Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

20 March 2006

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Per Geertsen

Lis Glibstrup

Peter Højland

Jon Krabbe

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Alf Duch-Pedersen, CEO

Tom Knutzen

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2005 - 31 January 2006

(Unaudited)

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06
Continuing operations				
Revenue	**4,375**	**5,182**	**12,980**	**15,573**
Cost of sales	(2,984)	(3,443)	(8,767)	(10,327)
Gross profit	**1,391**	**1,739**	**4,213**	**5,246**
Research and development costs	(140)	(220)	(379)	(656)
Distribution and sales costs	(520)	(667)	(1,487)	(1,910)
Administrative expenses	(264)	(351)	(751)	(1,004)
Other operating income	18	39	62	92
Other operating expenses	(6)	(10)	(32)	(27)
Share-based payments	(29)	(84)	(65)	(148)
Operating profit before special items (EBIT)	**450**	**446**	**1,561**	**1,593**
Special items	(40)	(70)	(39)	(221)
Operating profit	**410**	**376**	**1,522**	**1,372**
Results of investments in associates	(7)		37	
Other financial expenses, net	(65)	(129)	(215)	(354)
Profit before tax	**338**	**247**	**1,344**	**1,018**
Tax on profit	(100)	(71)	(379)	(281)
Profit from continuing operations	**238**	**176**	**965**	**737**
Discontinued operations				
Profit from discontinued operations	-	5	-	(11)
Profit	**238**	**181**	**965**	**726**
Distribution of profit:				
Profit attributable to minority interests	21	12	37	20
Profit attributable to equity holders of the parent	217	169	928	706
Total	**238**	**181**	**965**	**726**
Basic earnings per share (EPS) DKK	4.35	3.45	18.67	14.43
Basic earnings per share from continuing operations (EPS) DKK	4.35	3.35	18.67	14.66
Diluted earnings per share (DEPS) DKK	4.33	3.42	18.59	14.29
Diluted earnings per share before special items and discontinued operations DKK	4.90	4.24	19.16	16.96

CASH FLOW STATEMENT 1 May 2005 - 31 January 2006

(Unaudited)

DKK million	Q3 2004/05	**Q3 2005/06**	YTD 2004/05	**YTD 2005/06**
Cash flow from operating activities				
Profit	238	181	965	726
Depreciation	232	292	693	874
Change in working capital	(1,616)	(1,291)	(871)	279
Other adjustments	(107)	(26)	(144)	(168)
Cash flow from operating activities	**(1,253)**	**(844)**	**643**	**1,711**
Net investments	(78)	(302)	(526)	(858)
Purchase of undertakings and activities	46	(28)	(2,188)	(165)
Cash flow after investments	**(1,285)**	**(1,174)**	**(2,071)**	**688**
Cash flow from financing activities	1,159	1,154	2,103	(1,075)
Decrease/increase in cash and cash equivalents	**(126)**	**(20)**	**32**	**(387)**
Cash and cash equivalents at the beginning of the period	451	418	304	729
Exchange adjustment of cash and cash equivalents	-	(3)	(11)	53
Cash and cash equivalents at the end of the period	**325**	**395**	**325**	**395**

BALANCE SHEET

(Unaudited)

DKK million	31 January 2005	30 April 2005	31 January 2006
Assets			
Intangible assets	7,805	11,611	12,468
Property, plant and equipment	8,161	9,444	9,254
Investments	2,524	634	702
Fixed assets total	**18,490**	**21,689**	**22,424**
Inventories	6,746	6,081	6,658
Receivables	3,445	4,332	4,155
Cash and cash equivalents	325	729	395
Current assets total	**10,516**	**11,142**	**11,208**
Assets total	**29,006**	**32,831**	**33,632**
Equity and liabilities			
Share capital	994	994	978
Other reserves	10,914	11,090	11,798
Equity attributable to equity holders of the parent	**11,908**	**12,084**	**12,776**
Minority interests	292	333	287
Equity total	**12,200**	**12,417**	**13,063**
Provisions	2,077	2,039	2,156
Long-term debt	7,846	6,230	9,322
Short-term debt	6,883	12,145	9,091
Debt total	**14,729**	**18,375**	**18,413**
Equity and liabilities total	**29,006**	**32,831**	**33,632**

Changes in equity

DKK million			
Balance at the beginning of the period	**11,900**		**12,417**
Exchange rate adjustment of foreign group enterprises and associates	(247)		290
Other movements in equity	(56)		32
Net income recognised directly in equity	(303)		322
Profit	965		726
Total recognised income and expense	**662**		**1,048**
Dividends paid to equity holders of the parent	(323)		(330)
Dividends paid to minority interests	(32)		(72)
Repurchase of own shares	(8)		
Sale of own shares	1		
Balance at the end of the period	**12,200**		**13,063**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2005	786,750	15,735	1.58
Reduction of share capital	(786,750)	(15,735)	(1.58)
Holding at 31 January 2006	**-**	**-**	**0.00**

OTHER SEGMENT DETAILS 1 May 2005 - 31 January 2006

(Unaudited)

Revenue by business segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD
Ingredients	2,362	3,282	7,320	9,911	39	35
Sugar	2,068	1,956	5,795	5,847	(5)	1
Group eliminations	(55)	(56)	(135)	(185)	.	.
Total	**4,375**	**5,182**	**12,980**	**15,573**	18	20

Revenue by geographic segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Distribution % Q3	Distribution % YTD
Denmark	459	424	1,442	1,328	(8)	(8)	8	8
Other Nordic countries	993	917	3,104	3,052	(8)	(2)	18	20
Rest of Western Europe	919	1,082	2,809	3,236	18	15	21	21
Eastern Europe	370	384	1,030	1,125	4	9	7	7
North America	581	959	1,842	2,891	65	57	19	19
Latin America	219	313	639	877	43	37	6	6
Asia-Pacific	450	644	1,349	1,923	43	43	12	12
Rest of the world	384	459	765	1,141	20	49	9	7
Total	**4,375**	**5,182**	**12,980**	**15,573**	18	20	100	100

EBITDA before special items

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients	407	526	1,372	1,771	29	29	16.0	17.9
Sugar	353	334	1,087	953	(5)	(12)	17.1	16.3
Share-based payments	(29)	(84)	(65)	(148)	.	.	.	.
Unallocated, other	(49)	(38)	(140)	(109)	.	.	.	.
Total	**682**	**738**	**2,254**	**2,467**	8	9	14.2	15.8

Operating profit before special items (EBIT)

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06	Change % Q3	Change % YTD	Margin % Q3	Margin % YTD
Ingredients	282	338	1,000	1,208	20	21	10.3	12.2
Sugar	249	235	778	654	(6)	(16)	12.0	11.2
Share-based payments	(29)	(84)	(65)	(148)	.	.	.	.
Unallocated, other	(52)	(43)	(152)	(12[illegible])	.	.	.	.
Total	**450**	**446**	**1,561**	**1,593**	(1)	2	8.6	10.2

Special items by business segment

DKK million	Q3 2004/05	Q3 2005/06	YTD 2004/05	YTD 2005/06
Ingredients	(40)	(70)	(104)	(281)
Sugar	-	-	65	-
Unallocated, other	-	-	-	60
Total	**(40)**	**(70)**	**(39)**	**(221)**

SALES GROWTH IN INGREDIENTS
1 May 2005 - 31 January 2006
(Unaudited)

Q3 2005/06 compared to Q3 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % Q3
Sales growth in geographic segment						
Europe	28	2	**26**	22	**4**	40
North America	65	17	**48**	47	**1**	29
Latin America	43	21	**22**	8	**14**	10
Asia-Pacific	34	8	**26**	16	**10**	17
Rest of the world	19	2	**17**	20	**(3)**	4
Total	**39**	**8**	**31**	**26**	**5**	**100**
Sales growth in product segment						
Texturant products	13	8	**5**	-	**5**	36
Speciality products	78	11	**67**	64	**3**	52
Sweeteners	12	3	**9**	-	**9**	12
Total	**39**	**8**	**31**	**26**	**5**	**100**

YTD 2005/06 compared to YTD 2004/05

Change in %	Growth	Change in currency	**Currency adjusted growth**	Acquisitions	**Organic growth**	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	25	1	**24**	22	**2**	40
North America	57	6	**51**	46	**5**	29
Latin America	38	15	**23**	10	**13**	9
Asia-Pacific	33	4	**29**	19	**10**	17
Rest of the world	23	-	**23**	20	**3**	5
Total	**35**	**4**	**31**	**26**	**5**	**100**
Sales growth in product segment						
Texturant products	13	5	**8**	1	**7**	37
Speciality products	71	5	**66**	64	**2**	51
Sweeteners	7	1	**6**	-	**6**	12
Total	**35**	**4**	**31**	**26**	**5**	**100**

Acquisition growth includes Rhodia for one month and Genencor for the whole period.

Stock Exchange Notices of the last 12 months

21 March 2005	Without no.	Statement of shareholdings
22 March 2005	No. 11/2005	Danisco further extends tender offer for Genencor
1 April 2005	No. 12/2005	Share buyback in Danisco A/S
5 April 2005	No. 13/2005	Danisco further extends tender offer for Genencor
8 April 2005	Without no.	Statement of insider trading
12 April 2005	No. 14/2005	Share buyback in Danisco A/S
15 April 2005	No. 15/2005	Germany clears acquisition of Genencor by Danisco
20 April 2005	No. 16/2005	Successful conclusion of Danisco tender offer for Genencor
21 April 2005	No. 17/2005	Share buyback in Danisco A/S
26 April 2005	No. 18/2005	Changes in Genencor
26 April 2005	No. 19/2005	Management changes in Danisco A/S
2 May 2005	No. 20/2005	Share buyback in Danisco A/S
21 June 2005	No. 21/2005	Announcement of results for 2004/05
22 June 2005	No. 22/2005	EU Commission proposal for sugar reform
8 July 2005	Without no.	Danisco Annual Report 2004/05
1 August 2005	No. 23/2005	Activities in Genencor Health Care scaled back
4 August 2005	Without no.	Notice convening AGM 2005
11 August 2005	No. 24/2005	Tom Knutzen new CEO-to-be at Danisco
11 August 2005	Without no.	Statement of insider trading
18 August 2005	No. 25/2005	Good potential for Danisco's sugar production in 2005
25 August 2005	No. 26/2005	Annual General Meeting – Excerpts from Chairman's report
25 August 2005	No. 27/2005	Annual General Meeting of Danisco A/S held on 25 August 2005
29 August 2005	Without no.	Updated Articles of Association with appendices
19 September 2005	No. 28/2005	Announcement of results for Q1 2005/06
21 September 2005	Without no.	Insiders' trading (2 notices)
1 November 2005	No. 29/2005	Danisco sells part of Genencor's Health Care product portfolio
1 November 2005	No. 30/2005	Warrant programme: Issue of new shares
1 November 2005	Without no.	Updated Articles of Association with appendices
24 November 2005	No. 31/2005	The EU sugar reform
15 December 2005	No. 32/2005	Announcement of results for H1 2005/06
20 December 2005	Without no.	Updated Articles of Association with appendices
27 January 2006	No. 01/2006	Warrant programme: Issue of new shares
30 January 2006	Without no.	Updated Articles of Association with appendices

Post balance-sheet date stock exchange notices

1 February 2006	No. 02/2006	Tom Knutzen is granted options in Danisco
9 February 2006	No. 03/2006	Danisco safeguards sugar activities for the future
3 March 2006	No. 04/2006	Final adoption of new EU sugar regime and transitional measures

For more information:
Danisco A/S
Langebrogade 1
P.O.Box 17
1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

15.



20 March 2006 - 11:30

Danisco increases production capacity of GRINDSTED® SOFT-N-SAFE

As expected Danisco has seen great customer interest in GRINDSTED® SOFT-N-SAFE and has therefore decided to invest DKK 35 million to increase production capacity by 5,000 tonnes annually.

The plasticiser, a 1:1 replacement of phthalates with no hormone-disrupting effects, has proven commercially viable in that Danisco has received many small orders and recently landed its first major contract.

A wide array of customers ranging from producers of food packaging, toys, medical equipment and vinyl flooring have shown interest in the product.

Capacity will be expanded at Danisco's plant in Grindsted, Denmark, where the production of GRINDSTED® SOFT-N-SAFE is concentrated.

Danisco maintains its forecast of sales in the DKK three-digit million range within the next 2-4 years. A 1% market share of the existing phthalate market would generate sales of at least DKK 500 million.

For further information, please contact:

Torben Svejgård, Chief Operating Officer, tel.: +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2926, mobile +45 2615 2127


Read the full release in Danish here

Printed Monday, 20 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/pressre ease_348_en.htm

16

DANISCO

First you add knowledge...

23 March 2006 - 16:06

Danisco Sweeteners to speak on sugar replacement in nutritional health bars

Mrs. Helen Mitchell, Director of Applications, Danisco Sweeteners is to speak at the Healthy and Nutritional Bars Conference 18-19 May on sugar replacement.

Her speech, entitled "Sugar replacement: new options for reducing energy and providing health benefits with lactitol and polydextrose." and billed under Low GI Bars section, will cover:

- technical attributes of lactitol and polydextrose
- physiological attributes of lactitol and polydextrose
- How to use lactitol and polydextrose in healthy snack bars to obtain: reduced calories, reduced glycaemic impact and improved digestive health.

The conference, organised by Prosoy Research and Strategy and sponsored by Danisco addresses:

- consumer dynamics
- market developments
- innovation and health trends

For further information, please contact:
Helen Mitchell, Director of Applications tel. +44 1737 773 732

Why not take a look at the Danisco calender?

You can read more about the event at: http://www.prosoy.biz/

Printed Monday, 27 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/businessupdate_68_en.htm

/7.

DANISCO

First you add knowledge...

27 March 2006 - 13:52

Danisco Sweeteners to speak on sugar substitutes for reduced glycaemic confectionery

Christof Kruger from Danisco Sweeteners will lecture at the Behr's Seminar: Functional Food - Supplementary Foods 28 - 29 March 2006.

The seminar, held in Hamburg. attracts about 50 participants and is introduced by Prof. Dr. Erbersdobler, former president of the German Society for Nutrition and editor of the magazine "Ernaehrungsumschau".

For further details, please contact:

Christof Kruger, tel. +49 40 6090 1723

Printed Monday, 27 March 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/businessupdate_69_en.htm

18.

DANISCO

First you add knowledge...

27 March 2006 - 10:00

Genencor International launches revolutionary enzyme technology for prion decontamination

Prionzyme™ proteases are now available that substantially eliminate causative agents of mad cow disease and vCJD from surfaces.

Genencor International, Inc. announced today a European Notified Body has assessed and certified the first enzyme technology designed specifically as a prion disinfectant for medical devices.

Prions, the causative agents of Bovine Spongiform Encephalopathy (BSE) and its human form, variant Creutzfeldt-Jakob Disease (vCJD), have been a concern in countries like the United Kingdom in recent years due to a lack of technology to reduce the risk from the protein-based particles on medical instruments.

Developed jointly with the United Kingdom's Health Protection Agency (HPA) and independently certified for use by a European Community Notified Body, Prionzyme™ carries the CE mark (Conformité Européenne).

The product can be used to disinfect medical instruments utilized in invasive surgeries, such as procedures related to the central nervous system, eyes and tonsils, where prions have been shown to accumulate in the body. Genencor plans to further develop its Prionzyme line of products targeted for disinfecting general instruments and for sanitizing equipment for the meat processing industry.

Enzymes
Enzymes are proteins that help a chemical reaction take place specifically, quickly and efficiently and offer a number of advantages over traditional harsh and caustic chemical disinfectant methods such as reducing worker safety issues and are environmentally friendly and simple to use. With the launch of Prionzyme, hospitals and sterilization units now have access to a new, highly efficient technology to help them reduce the risk of prion contamination.

"Using the tools of biotechnology to address important issues facing the world today, Genencor is very pleased to commercialize the first enzyme technology to target this unconventional, infectious agent," said Thomas Pekich, president of Genencor. "Our partnership with the HPA combined with the protease technology expertise we've built over the past two decades has been key to addressing this difficult problem."

The use of Genencor's Prionzyme for medical instruments combines the proprietary enzyme with temperature and pH conditions. The product is added as the first step in a presoak process with stainless steel instruments.

"This technology will be easily adaptable to current procedures and equipment already in place in hospitals and clinics," said John Gell, vice president, Industrial Specialties for Genencor.

"Prionzyme also offers a number of benefits including minimizing worker safety issues by reducing exposure to harsh chemicals; lessening the environmental impact as enzymes biodegrade in disinfectant solution versus concern about disposal of caustic chemicals and providing material compatibility where proteases have been used in conjunction with stainless steel and other components for decades. We are now identifying marketing partners to bring the technology to the medical industry quickly and effectively."

European Medical Device Directive
Prionzyme M, the first enzyme from the new line of products, carries the CE mark indicating that the protease conforms with the essential requirements established by the European Medical Device Directive 93/42/EEC.

Genencor plans for its additional Prionzyme products to also carry the CE designation. Genencor also recently received the ISO 13485:2003 registration at its Cedar Rapids, Iowa production site, where the Prionzyme products are manufactured.

Following an extensive audit of the site's quality systems, Lloyd's Register Quality Assurance, a leading International Standards Organization (ISO) registrar and European Community Notified Body, awarded the ISO 13485 certificate of registration.

For further information, please contact:

Media enquires: Angie Blackwell, Senior Communications Manager:
+ 1 585 256 6973

About Prionzyme enzymes, +1 800 847 5311 (USA only) or +1 800 256 5200.

19.




RECEIVED
2006 APR 10 P 1:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

First you add knowledge...

31 March 2006 - 12:00

Danisco and City of Copenhagen win EU environmental awards for Denmark

The Danish Society of Engineers, IDA, today presented the EU's environmental awards for Denmark at a ceremony in Ingeniørhuset, Copenhagen.

Two prizes were awarded in the categories 'Product' and 'Management'.

Minister for the Environment, Connie Hedegaard, presented the awards to Danisco A/S and City of Copenhagen.

Danisco received the Product Award for developing GRINDSTED® SOFT-N-SAFE – an environmentally friendly plasticiser based on vegetable oil for use in PVC.

In the jury's motivation for the award it says that the product meets long-awaited consumer demand for a replacement for plasticisers based on mineral oils such as phthalates. Plasticisers are used in a number of products like toys and food packaging.

The City of Copenhagen was presented with an award in the category 'Management' for a project on the development of outdoor swimming areas in big cities. The jury acknowledged the project for setting a good example for 'recreational use of former industrial harbours'. In addition, the project is commended for the positive cooperation between administration units, businesses and users.

The purpose of the awards is to promote innovative and sustainable efforts in the environmental area. The competition has two stages: The winners of the national awards will go on to a competition at European level. The European part of the competition will be held in June 2006.

In Denmark, the Danish Society of Engineers is in charge of the competition by agreement with the European Commission and the Danish Ministry of the Environment.

As a tangible proof of the recognition, the two recipients were presented with each their diploma as well as a piece of flint from Stevns Klint, Denmark.

For press photos and further information, please contact:

Ole Haun
Corporate Communications
The Danish Society of Engineers, IDA
Tel: +45 33 18 46 16
Mobile: +45 22 15 46 16
E-mail: oha@ida.dk

Read this release in Danish

Printed Monday, 03 April 2006 from

http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/pressrelease_350_en.htm

20.



First you add knowledge...

30 March 2006 - 12:04

Sugar beets in good shape let go of the soil

Danisco Seed has developed MARIBO beet varieties with a 50 per cent reduction of soil tare

Along with non-stick frying pans, now you can also get non-stick sugar beets. During the past ten years, Danisco Seed has been developing the shape of the sugar beet in order to make it more round and smooth. This shape makes it more difficult for the soil to stick to the beet.

The new beet varieties have halved the soil tare of the varieties grown ten years ago. At that time, soil typically accounted for 5-8 per cent of each truckload of beets delivered to the sugar factory. In Europe alone, this accumulates into approx. 9 million tons of soil – or approx. 200,000 trucks loaded with soil.

"So obviously, a 50 per cent reduction of the soil tare, such as we have achieved, can have a major effect", explains Niels H. Gram, President of Danisco Seed.

If the beet can avoid the adhering soil, the beet grower can avoid having to pay the carrier for taking soil to the factory. The environment can avoid unnecessary transportation, and the factory can avoid soil and stones in the processing line, which could damage the machinery.

The sugar beets can be handled more carefully when lifted, cleaned and washed, thus reducing the loss of sugar yield and the amount of soil to be deposited by the factory will be reduced.

New MARIBO varieties

Farmers in a number of countries already grow MARIBO varieties from Danisco Seed with a significantly lower soil tare, e.g. the varieties Belize, Palace, Kingston, Hekla and Etna, and more are on the way.

The market now benefits from the development work initiated by Danisco Seed at the beginning of the 1990s with the object of creating a more round and smooth beet with a minimal root groove.

"Normally, sugar beets have a distinct root groove, and it is especially in this groove that the soil gets stuck and is difficult to remove. In our first field trials we used beet families with no root groove. These beets had a low sugar content, but by crossbreeding with traditional sugar beets with a very high sugar content, we succeeded in creating a competitive clean beet", explains Niels H. Gram.

Beneficial for everyone

Along the way, Danisco Seed has designed new methods for measurement of the soil tare and assessment of the root shape. This helps the breeders to select varieties with the best soil tare properties. The root groove and the smoothness and branching of the beet roots is assessed on a scale of 1-9. Nine is for the best sugar beet without any root groove. Only varieties having a score above 7 are selected for further breeding.

Research and development has been carried out in close co-operation with one of Europe's largest sugar producers, Danisco Sugar.

It is clearly in the interest of the sugar producers to have less soil brought with the beets into the factories. For these purposes, Danisco Sugar has previously been

in contact with producers of farm equipment in order to improve the machines used for cleaning and loading of the beets.

Danisco Sugar and the Danish beet growers have agreed on a payment system that makes it financially attractive to the growers to hand in the beets as clean as possible.

Valuable parameter

Today the sugar beet shape and the cleanness percentage are important parameters when Danisco Seed breeds and selects beet varieties. Low soil tare is a parameter with high priority at the same level as yield, sugar percentage, juice purity and disease resistance.

"We continue our research and development activities so that we can improve the shape of the beet even more. Our aim is to get as close as possible to a perfectly smooth beet with no root groove at all. The new MARIBO varieties will set completely new standards for European sugar production, to the benefit of both growers, industry and the environment, says", Niels H. Gram.

For further information, please contact

Niels H. Gram, President – Beet Seed, Danisco Seed, phone +45 5460 6031

Printed Monday, 03 April 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/march/businessupdate_70_en.htm

21.


DANISCO
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Products & Services
Investor Relations
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Jobs & Career
About Danisco



back to Investor relations

CALENDAR

Archive

Calendar

Events such as webcasts of speeches and meetings are updated here. For a fu
conferences, exhibitions and symposiums see the Calendar in the Media Relati

9M Results 2005/06
Date: 20 March 2006
Location: Copenhagen, Denmark

Capital Market Days
Date: 28-29 March 2006
Location: Palo Alto, CA, USA

Quiet period for full year results 2005/06
Date: 20 May 2006
Location: Copenhagen, Denmark

Final year results 2005/06
Date: 20 June 2006
Location: Copenhagen, Denmark

Annual General Meeting 2006
Date: 24 August 2006
Location: To be confirmed

Q1 results 2006/07
Date: 19 September 2006
Location: Copenhagen, Denmark

H1 quiet period
Date: 16 November 2006
Location: Copenhagen, Denmark

H1 Results 2006/07
Date: 14 December 2006
Location: Copenhagen, Denmark

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22

DANISCO

First you add knowledge...

Executive Board

The President of the Executive Board and the other Executive Board members are responsible for the company's day-to-day management, including development and results of Danisco's activities and operations, asset management, book-keeping as well as internal affairs.

Contact details:
Danisco A/S, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark



Alf Duch-Pedersen
CEO and Chairman of the Executive Board

- BSc Engineering, Diploma in Commerce
- CEO and Chairman of the Executive Board
- Employed at Danisco in current position since 1997
- Chairman of the Board of Directors of Danske Bank A/S
- Deputy Chairman of the Board of Directors of Group 4 Securicor plc
- Director of Danisco 1994-97
- Member of the Executive Committee of The Confederation of Danish Industries

Date of birth: 15 August 1946



Tom Knutzen
Executive Vice President

- MSc. Strategic and Financial Planning, Copenhagen Business School
- Member of the Executive Board
- Employed at Danisco since 1 February 2006

Date of birth: 11 April 1962



Søren Bjerre-Nielsen
Executive Vice President responsible for Finance and IT

- MSc Economics and Business Administration, State-Authorised Public Accountant
- Executive Vice President responsible for Finance and IT
- Employed at Danisco in current position since 1995
- Director of Carlsberg A/S, VKR Holding A/S, VELUX A/S, Villum Kann Rasmussen Fonden and Denmarks Nationalbank

Date of birth: 24 July 1952



Mogens Granborg
Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar

- MSc Chemical engineering, PhD, B.Com
- Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar
- Employed at Danisco since 1988, in current position

	since 1989 • Chairman of the Boards of Directors of Monberg & Thorsen A/S, Dyrup A/S and DSB Date of birth: 22 August 1947

Printed Monday, 27 March 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/management/executive+board/executive_board_en.htm

23





First you add knowledge...

Executive Committee

The management forum, the Executive Committee, is meeting on a monthly basis to coordinate and follow up on group performance.

	**Alf Duch-Pedersen** Chief Executive Officer and President of the Executive Committee
	**Tom Knutzen** Executive Vice President
	**Søren Bjerre-Nielsen** Executive Vice President responsible for Finance and IT
	**Mogens Granborg** Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar
	**Robert H. Mayer** Chief Executive Officer of Danisco Genencor
	Ole Søgaard Andersen Senior Vice President responsible for Global Sales & Marketing



	
	**Leif Kjærgaard** Senior Vice President responsible for Innovation and Technology
	**Tjerk de Ruiter** Chief Operating Officer responsible for Danisco Cultures, Danisco Flavours and Danisco Specialities
	**Torben Svejgaard** Chief Operating Officer responsible for Danisco Emulsifiers, Danisco Functional Systems and Danisco Textural Ingredients

Printed Monday, 27 March 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/management/executive+committee/executive_committee_en.htm

24

DANISCO

First you add knowledge...

Calendar

Exhibition

DSE Fair
Date: March 2006
Location: Lyngby, Denmark

Exhibition

Career Days
Date: March 2006
Location: Copenhagen, Denmark
Århus, Denmark

Conferences

Poultry Latin America
Date: 28 & 29 March 2006
Location: Hotel Sofitel, São Paulo, Brazil

Conferences

Behr's Praxis Forum - Functional Food Seminar
Date: 28 - 29 March 2006
Location: Hamburg, Germany

Press Investor meeting

Capital Market Days
Date: 28-29 March 2006
Location: Palo Alto, CA, USA

Exhibition

VIV Europe
Date: 16 - 18 May 2006
Location: Jaarbeurs Utrecht, The Netherlands

Conferences

Healthy and Nutritional Bars Conference
Date: 18 - 19 May 2006
Location: Amsterdam, Netherlands

Quiet Period

Quiet period for full year results 2005/06
Date: 20 May 2006
Location: Copenhagen, Denmark

Webcast

Final year results 2005/06
Date: 20 June 2006
Location: Copenhagen, Denmark

Press Investor meeting

Annual General Meeting 2006
Date: 24 August 2006
Location: To be confirmed

Webcast

Q1 results 2006/07
Date: 19 September 2006
Location: Copenhagen, Denmark

Quiet Period

H1 quiet period
Date: 16 November 2006
Location: Copenhagen, Denmark

Press Investor meeting

H1 Results 2006/07
Date: 14 December 2006
Location: Copenhagen, Denmark

Printed Tuesday, 28 March 2006 from http://www.danisco.com/cms/connect/corporate/media+relations/calendar/calendar_en.htm

25

DANISCO

First you add knowledge...

Biochemist/Chemist, Product Development

Aarhus, Denmark

Deadline: 28 April 2006

How to protect food products against uncontrolled microbial growth is a matter of growing worldwide concern - for consumers who rely increasingly on processed convenient food, for manufacturers seeking to protect their brands and for governments with the national interest at heart.

Food products protected by natural solutions are growing rapidly and carry substantial market potential.

As the leading supplier of natural food protection solutions for all stages of the value chain, Danisco is boosting its research activities in this field. We are therefore looking a Biochemist/Chemist to strengthen our product development team at our innovation centre in Aarhus, Denmark.

As a member of an international scientist product development team you will take part in the development of our future generations of food protection products and concepts.

Your tasks

You will manage projects on a high scientific level to ensure the efficient development of state-of-the-art products and concepts. All of these research and development activities are closely coordinated with our food protection application teams located around the world.

- Planning and co-ordination of studies to assess the usability of antimicrobial substances as food protection products
- Investigating the mode of action of antimicrobials
- Development of methods and strategies to quantify and optimise synergistic activities of natural antimicrobials
- Supervision of PhD and master students
- Publishing and presenting scientific results

Your profile

- University degree in biochemistry, chemistry, or microbiology
- Preferably experience with antimicrobial substances
- Ideally, experience in handling pathogenic micro-organisms
- Experience in scientific publication and patent application

We offer

We offer a challenging position where you will work on one our focus areas in an international environment.

A newly established food protection development centre in close proximity to other food research and application facilities will allow you to work in a unique worldwide set-up.

You will get the opportunity to develop and strengthen both your professional and personal competencies.

For further information please contact:

Development Director Dieter Elsser on +49 4662 602274.
Please send your application **no later than 28 April 2006**.

Job code: 1934

26


DANISCO

First you add knowledge...

Microbiologist, Product Development

Aarhus, Denmark

Deadline: 28 April 2006

How to protect food products against uncontrolled microbial growth is a matter of growing worldwide concern - for consumers who rely increasingly on processed convenient food, for manufacturers seeking to protect their brands and for governments with the national interest at heart.

Food products protected by natural solutions are growing rapidly and carry substantial market potential.

As the leading supplier of natural food protection solutions for all stages of the value chain, Danisco is boosting its research activities in this field. We are therefore looking for a Microbiologist to strengthen our product development team at our innovation centre in Aarhus, Denmark.

As a member of an international scientist product development team you will take part in the development of our future generations of food protection products and concepts.

You will manage projects on a high scientific level to ensure the efficient development of state-of-the-art products and concepts. All of these research and development activities are closely coordinated with our food protection application teams located around the world.

Your tasks

- Optimisation of screening strategies and development of screening methods
- Monitoring of new sources of potential anti-microbial substances
- Establishing state-of-the-art techniques to identify and detect food relevant pathogenic and spoilage micro-organisms
- Literature and patent monitoring
- Supervision of PhD and master students
- Publishing and presenting scientific results

Your profile

- University degree in microbiology and preferably profound knowledge in the field "food microbiology"
- Knowledge in the field "food pathogenic micro-organisms"
- International contacts in the field "food microbiology"
- Experience in scientific publication

We offer

We offer a challenging position where you will work on one our focus areas in an international environment.

A newly established food protection development centre in close proximity to other food research and application facilities will allow you to work in a unique worldwide set-up.

You will get the opportunity to develop and strengthen both your professional and personal competencies.

For further information please contact:

Development Director Dieter Elsser on +49 4662 602274.
Please send your application **no later than 28 April 2006**.

Job code: 1933

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/job+and+career/jobs/vacant+jobs/microbio_DK_280306_en.htm

27



First you add knowledge...


RECEIVED
2006 APR 10 P 1:16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Food Technologist, Product Development

Aarhus, Denmark

Deadline: 28 April 2006

How to protect food products against uncontrolled microbial growth is a matter of growing worldwide concern - for consumers who rely increasingly on processed convenient food, for manufacturers seeking to protect their brands and for governments with the national interest at heart.

Food products protected by natural solutions are growing rapidly and carry substantial market potential.

As the leading supplier of natural food protection solutions for all stages of the value chain, Danisco is boosting its research activities in this field. We are therefore looking for a Food Technologist to strengthen our product development team at our innovation centre in Aarhus, Denmark.

As a member of an international scientist product development team you will take part in the development of our future generations of food protection products and concepts.

Your tasks

You will manage projects on a high scientific level to ensure the efficient development of state-of-the-art products and concepts. All of these research and development activities are closely coordinated with our food protection application teams located around the world.

- Planning and co-ordination of challenge studies on food protection products and concepts in various food model systems
- Identification of possible fields of application for new developed food protection products
- Development of food model systems
- Supervision of PhD and master students
- Publishing and presenting scientific results

Your profile

- University degree in food technology with a focus on "food microbiology"
- Preferably experience with practical food microbiology in general and ideally in food preservation and predictive microbiology

We offer

We offer a challenging position where you will work on one our focus areas in an international environment.

A newly established food protection development centre in close proximity to other food research and application facilities will allow you to work in a unique worldwide set-up.

You will get the opportunity to develop and strengthen both your professional and personal competencies.

For further information please contact:

Development Director Dieter Elsser on +49 4662 602274.
Please send your application **no later than 28 April 2006**.

Job code: 1935




DANISCO

First you add knowledge...

Internal Auditor to Systems Audit & IT Security - re-advertised

Copenhagen, Denmark

Deadline: 19 April 2006

The corporate function Systems Audit & IT Security develops, implements and maintains procedures and frameworks for Business Controls.

We are in the process of integrating a global unambiguous control environment within Danisco to ensure that the risk is in balance with the business needs, and the environment is able to meet the increasing demands to Corporate Governance. In this connection we are looking for new colleagues.

The Danisco approach to Business Controls is based on the COSO integrated framework.

Your tasks

You will be working within the following areas on an international basis:

- Develop and implement Business Control frameworks within the SAP environment
- Perform Business Control Reviews

The tasks will mainly be performed as reviews in the individual Danisco units and will consequently involve much travelling.

Your profile

We expect you to have a relevant educational background and experience within modern risk based Business Controls as well as knowledge of COSO concepts and SAP.

You speak and write English and are an experienced IT user. As a person you are outgoing and independent.

We offer

We offer a challenging position in an international environment with a high degree of freedom.

For further information please contact:

Audit Manager Torben Christensen on +45 32 66 20 70. Please send your application no later than 19 April 2006.

Job code: 1926

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/job+and+career/jobs/vacant+jobs/internalauditorit_en.htm

29

DANISCO
First you add knowledge...

Scientist, HPLC & NMR Laboratory

Aarhus, Denmark

Deadline: 29 March 2006

Danisco's HPLC & NMR Laboratory is looking for a highly motivated analytical scientist.

Being a group in the Advanced Analysis department, the HPLC & NMR Laboratory provides instrumental analytical chemistry services to Danisco colleagues locally and globally. The HPLC & NMR Laboratory is equipped with state-of-the-art instruments for liquid chromatography (HPLC, LC/MS) and spectroscopy (NMR, IR).

Your tasks

You will become a part of a team, which today consists of 4 scientists and 5 technicians. To solve day-to-day challenges in the laboratory, you will work in close collaboration with your colleagues within the group as well as across the Danisco Global Innovation organisation. You will work primarily with HPLC and LC/MS.

The main tasks of the laboratory include:

Quantitative and qualitative determinations of organic compounds often in complex matrices and at trace level

- Development and documentation of analytical methods
- Provide analytical support to development projects
- Troubleshooting existing analytical methods
- Structure determinations of organic compounds
- Isolation of reference materials for analytical use

Your profile

An academic background on MSc. or PhD. level is required, preferably specialising in analytical chemistry, organic chemistry or biochemistry. We expect you to have prior knowledge of analytical chemistry.

You have minimum 2-3 years experience in the fields of HPLC and LC/MS and sample preparation techniques. You have worked with Statistics and multivariate techniques including experiment planning and food chemistry.

We expect that you have a systematic and inquiring mind and are able to cooperate with and motivate colleagues. You have good communication skills, including written and spoken English. You are used to working with Microsoft Office as well as instrument related special software.

We offer

A challenging job with good opportunities for personal and professional development.

If you have any questions, please contact Group Manager, Scientist Anders Honoré on tel: +45 89 43 53 48.

Please submit your application no later than 29 March 2006.

Job code: 1928

Printed Tuesday, 28 March 2006 from
http://www.danisco.com/cms/connect/corporate/job+and+career/jobs/vacant+jobs/scientistaarhus_en.htm

30


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